
11005129

sleep number®

Proxy Statement and Annual Report

Select Comfort Corporation

2011 Annual Meeting



Dear Shareholders,

There is no doubt that 2010 was a pivotal year in the history of our company. As we entered the year, our goals were very clear: stabilize the business ...then position ourselves well for the future. Now, as we look back on all we accomplished in 2010, we can confidently and proudly say we exceeded our goals and more.

First, 2010 was a year of significant financial achievement. We increased enterprise value by 26%, driven by both increased sales and margin expansion. We increased sales by 11%, with 21% same-store growth versus an industry growth rate of 7%. We leveraged a lower store base and improved media efficiency, which increased our margin growth. Operating profit increased 153%. And our advantaged business model – selling directly to our customers through company-owned stores, call center and e-commerce and employing just-in-time manufacturing processes – generated $64 million in free cash flow.

Second, as we met and exceeded our financial goals, we also built a strong foundation for future profitable sales growth. We did this by elevating the Sleep Number brand and advancing our unique, personalized, end-to-end customer experience. We also exceeded our goal to strengthen our balance sheet for security and investment flexibility.

As it relates to elevating the Sleep Number brand, in 2010, we focused on consolidating and raising our Sleep Number brand profile. For instance, we completed the transition of all store marquees from Select Comfort to Sleep Number. We harmonized all advertising – including our primary direct-response and promotional spots – to a common approach, highlighting our Sleep Number products' unique ability to relieve pain, allow couples to enjoy the same bed together, and simply improve sleep because it's the only mattress that offers an individualized fit at the touch of a button. Our teams also enhanced our digital and social media marketing to better engage Sleep Number owners and help them to easily improve the lives of their friends and family through online word-of-mouth.

To advance our unique, personalized, end-to-end customer experience, we looked to improve every critical consumer touch point – from discovery and sales, to product reliability and performance, to delivery and service. We are unique in being vertically integrated ...95% of our sales flow through company-owned channels and we have our own delivery and customer-service teams. Highlights of the year included continued advancement of our Six Sigma product-reliability program, resulting in a significant improvement in warranty costs. Customer service also transformed itself from a more cost-focused function to an organization focused on providing customer-friendly solutions, increasing promoters and reducing detractors. The team also made advances to sales training and store design, enhancing our Sleep Number stores' unique individualized experience, which led to improved conversion rates.

Tight control of costs and capital combined with successful growth initiatives improved margins and enhanced our balance sheet. On a market-by-market basis, we optimized store density and locations, reducing store count from 403 to 386 during the year. Average sales-per-store increased $250,000 to $1.3 million, nearing our historic peak of $1.5 million. And tight control of capital expenditures allowed us to end the year with $81 million in cash and no debt.



As we look at 2011, our goals have evolved from stabilizing and positioning the company for the future... to building on our successes and accelerating profitable growth. Our opportunities lie in broadening awareness and consideration of our brand and stores; knowing our customers as only we can so we continue to elevate their experience; and leveraging our core business to fund acceleration and innovation. We expect these priorities to result in increased revenue, share, profit margin and cash as we enhance our competitive advantages and become the new standard in sleep.

As we look ahead, we are aiming at key milestones, some of which may be achieved in the coming year. During our earnings conference call in February, we stated a 2011 earnings-per-share growth objective of 20% to 30%, continuing longer-term growth at 15% to 20%. Sales growth is a primary driver... with an immediate goal to surpass the historic high average sales-per-store of $1.5 million, and then, in the longer-term, surpass $2 million per store. With growth and tight cost control, our short-term sights are set on achieving record net operating profit margin targets of 10% and then 12%...and eventually higher. In 2011, our goal is to surpass $100 million in cash – and maintain that level of cash over time – to provide flexibility to continue to invest in the company. Longer-term, given the strength of our cash model with growth, there may be opportunity to evaluate return of cash to shareholders after insuring the company's growth investments are funded.

Last, I'd like to focus on our most important competitive advantage our unique business model affords us: our employees, our brand ambassadors. Across the company and across the country, the engagement of our employees has never been higher. Our passion and energy is derived from the stories our customers share with us every day about how our products and services truly improved their lives. This reinforcing circle of satisfied customers motivating proud employees to stretch and improve, leads to even more satisfied customers and a bright future for all involved.

As pivotal and satisfying as 2010 was for our team, we are even more excited about the potential of 2011...and the many years that follow. It is rewarding to have our shareholders share in our accomplishments and cheer on our continued success.

Thank you for your support.

William R. McLaughlin

Bill McLaughlin
President & CEO


sleep number
by SELECT COMFORT

9800 59th Avenue North
Plymouth, Minnesota 55442

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 11, 2011

TO THE SHAREHOLDERS OF SELECT COMFORT CORPORATION:

Select Comfort Corporation will hold its Annual Meeting of Shareholders at **1:30 p.m.** Central Time on **Wednesday, May 11, 2011**, at the **Radisson Plaza Hotel Minneapolis** located at **35 South 7th Street, Minneapolis, Minnesota 55402**. The purposes of the meeting are to:

1. Elect three persons to serve as directors for three-year terms;

2. Cast an advisory vote on executive compensation;

3. Cast an advisory vote on the frequency of future advisory votes on executive compensation; and

4. Cast an advisory vote on the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

Shareholders of record at the close of business on March 17, 2011 will be entitled to vote at the meeting and any adjournments thereof. A Notice of Internet Availability of Proxy Materials will be mailed to certain shareholders on or about March 29, 2011. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Statement and Annual Report and how to vote your shares. All other shareholders will receive the proxy materials by mail. Please be sure to vote your shares in time for our May 11, 2011 meeting date.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete statement of the matters to be considered at the meeting. A copy of the Annual Report for the year ended January 1, 2011 also accompanies this Notice.

By Order of the Board of Directors,

Mark A. Kimball
Senior Vice President,
General Counsel & Secretary

March 29, 2011
Plymouth, Minnesota

TABLE OF CONTENTS

As used in this Proxy Statement, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.


sleep number
by SELECT COMFORT

9800 59th Avenue North
Plymouth, Minnesota 55442

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

May 11, 2011

INTRODUCTORY INFORMATION ABOUT THE MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Select Comfort Corporation for use at the Annual Meeting of Shareholders. The meeting will be held on Wednesday, May 11, 2011, at 1:30 p.m. Central Time, at the Radisson Plaza Hotel Minneapolis located at 35 South 7th Street, Minneapolis, Minnesota 55402.

How can I receive proxy materials?

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing a full set of printed proxy materials to each shareholder. On or about March 29, 2011, we began mailing to certain of our shareholders a Notice of Internet Availability of Proxy Materials (the "Shareholder Notice"), which includes instructions on (i) how to access our Proxy Statement and Annual Report on the Internet, (ii) how to request that a printed copy of these proxy materials be forwarded to you, and (iii) how to vote your shares. If you receive the Shareholder Notice, you will not receive a printed copy of the proxy materials unless you request a printed copy by following the instructions in the Shareholder Notice. All other shareholders will be sent the proxy materials by mail beginning on or about March 29, 2011.

Requests for printed copies of the proxy materials can be made by Internet at http://www.proxyvote.com, by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com by sending a blank email with your control number in the subject line.

What does it mean if I receive more than one proxy card or Shareholder Notice?

It generally means you hold shares registered in more than one account. If you received a paper copy of the proxy statement and you choose to vote by mail, sign and return each proxy card. If you choose to vote by Internet or telephone, vote once for each proxy card and/or Shareholder Notice you receive. If you have received more than one Shareholder Notice, vote once for each Shareholder Notice that you receive.

What are shareholders being asked to vote on?

There are four items to be voted on at the meeting:

- The election of three persons to serve as directors for three-year terms;
- An advisory vote on executive compensation;
- An advisory vote on the frequency of future advisory votes on executive compensation; and
- An advisory vote on the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

Who is entitled to vote?

Shareholders of record at the close of business on March 17, 2011 will be entitled to vote at the meeting. As of that date, there were 55,585,663 outstanding shares of common stock. Each share is entitled to one vote on each matter to be voted on at the Annual Meeting. Shareholders are not entitled to cumulative voting rights.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote (i.e., at least 27,792,832 shares) will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of common stock represented by a properly signed and returned proxy card or properly voted by telephone or via the Internet will be counted as shares represented and entitled to vote at the Annual Meeting for purposes of determining a quorum, without regard to whether the card reflects abstentions (or is left blank) or reflects a "broker non-vote" on a matter.

What is the vote required to approve each proposal?

Proposal 1 (election of directors) will require the affirmative vote of holders of a majority of the shares represented and entitled to vote in person or by proxy on such action.

Proposal 2 (the advisory vote on executive compensation) and proposal 4 (the advisory vote on ratification of the selection of independent auditors) will each require the affirmative vote of holders of the greater of: (i) a majority of the shares represented and entitled to vote in person or by proxy on such matter, or (ii) a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting.

On proposal 3 (the advisory vote on the frequency of future advisory votes on executive compensation), shareholders will be entitled to choose between voting for a frequency of (1) every year, (2) every two years, or (3) every three years, or to abstain on that matter. The selection that receives the largest number of the votes cast on proposal 3, even if less than a majority, will be considered the selection approved by shareholders.

Please note that each of proposals 2, 3 and 4 are "advisory" votes, meaning that the shareholder votes on these items are for purposes of enabling shareholders to express their point of view or preference on these proposals, but are not binding on the company or its board of directors and do not require the company or its board of directors to take any particular action in response to the shareholder vote. The Board intends to consider fully the votes of our shareholders in the context of any future action with respect to these proposals.

How are votes counted?

On proposal 1 (election of directors), you may either vote "For" or "Withhold" authority to vote for each nominee for the Board of Directors.

On proposal 2 (the advisory vote on executive compensation) and proposal 4 (the advisory vote on ratification of the selection of independent auditors), you may vote "For," "Against" or "Abstain" on each proposal.

On proposal 3 (the advisory vote on the frequency of future advisory votes on executive compensation), you may vote for every "1 year," "2 years," or "3 years," or "Abstain."

If you are a shareholder of record and grant a proxy by telephone or Internet without voting instructions, or sign and submit your proxy card without voting instructions, your shares will be voted "For" each director nominee, "For" on proposal 2 (the advisory vote on executive compensation) and proposal 4 (the advisory vote on ratification of the selection of independent auditors), and for every "3 years" on proposal 3 (the advisory vote on the frequency of future advisory votes on executive compensation).

Proxies marked "Withhold" on proposal 1 (election of directors) or "Abstain" on proposal 2 (the advisory vote on executive compensation) or proposal 4 (the advisory vote on ratification of the selection of independent auditors) will be counted in determining the total number of shares "entitled to vote" on such proposals and will have the effect of a vote "Against" a director or a proposal. If you "Abstain" from voting on proposal 3 (the advisory vote on the frequency of future advisory votes on executive compensation), the abstention will not have an effect on the outcome of the vote.

If you hold your shares in "street name," such as through a broker, you generally cannot vote your shares directly and must instead instruct the broker how to vote your shares using the voting instruction form provided by the broker. If a street name holder does not provide timely instructions, the broker will not have the authority to vote on any non-routine proposals at the Annual Meeting, which includes proposals 1, 2 and 3. Brokers will have discretionary authority to vote on proposal 4 because the ratification of the appointment of independent auditors is considered a routine matter. If the broker votes on proposal 4 (the advisory vote on ratification of the selection of independent auditors), but does not vote on another proposal because the broker does not have discretionary voting authority and has not received instructions from the beneficial owner, this results in a "broker non-vote."

Broker non-votes on a matter may be counted as present for purposes of establishing a quorum for the meeting, but are not considered entitled to vote on that particular matter. Consequently, broker non-votes generally will have no effect on the outcome of the matter. However, if and to the extent that broker non-votes are required to establish the presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "Against" any matter that requires approval of a majority of the minimum number of shares required to constitute a quorum for the transaction of business at the Annual Meeting.

How does the Board recommend that I vote?

Select Comfort's Board recommends that you vote your shares:

- **"For"** the election of each of the nominees for director;
- **"For"** the advisory vote on executive compensation;
- **For every "3 years"** in the advisory vote on the frequency of future advisory votes on executive compensation; and
- **"For"** the advisory vote on the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

How do I vote my shares without attending the meeting?

If you are a shareholder of record, you may vote by granting a proxy. For shares held in street name, such as through a brokerage account or through a bank, trust or other nominee, you may vote by submitting voting instructions to your broker or nominee. In most circumstances, you may vote:

- *By Internet or Telephone* — If you have Internet or telephone access, you may submit your proxy by following the voting instructions on the proxy card or Notice no later than 11:59 p.m., Eastern Daylight Time, on May 10, 2011. If you vote by Internet or telephone, you do *not* need to return your proxy card.
- *By Mail* — If you received a paper copy of the proxy statement, you may vote by mail by signing, dating and mailing your proxy card in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing for jointly held shares, all joint owners should sign. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

Street name holders should be aware that brokers are not permitted to vote shares on non-routine matters, including the election of directors or matters related to executive compensation without instructions from the beneficial owner. As a result, brokers are not permitted to vote shares on proposal 1 (election of directors), proposal 2 (the advisory vote on executive compensation) or proposal 3 (the advisory vote on the frequency of future advisory votes on executive compensation), without instructions from the beneficial owner. Therefore, street name holders are advised that if they do not timely provide instructions to their broker or other nominee, their shares will not be voted in connection with proposals 1, 2 and 3. Proposal 4 (the advisory vote on ratification of the selection of independent auditors) is considered a routine matter and, as such, brokers will still be able to vote shares held in brokerage accounts with respect to proposal 4, even if they do not receive instructions from the beneficial owner.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares in time for our May 11, 2011 meeting date.

How do I vote my shares in person at the meeting?

If you are a shareholder of record and prefer to vote your shares at the meeting, bring the accompanying proxy card (if you received a paper copy of the proxy statement) or proof of identification. If your shares are held in "street name," such as through a brokerage account, bank, trust or other nominee, you may vote the shares only if you obtain a signed proxy from the record holder (i.e., the broker or other nominee who is the record holder of the shares) giving you the right to vote the shares.

Even if you plan to attend the meeting, we encourage you to vote your shares in advance by Internet, telephone or mail so that your vote will be counted in the event you are unable to attend.

May I revoke a proxy and change my vote?

Yes. Any shareholder giving a proxy may revoke it at any time prior to its use at the Annual Meeting by:

- Delivering written notice of revocation to the Corporate Secretary before 5:00 p.m., Central Daylight Time, on May 10, 2011;
- Submitting to the Corporate Secretary before 5:00 p.m., Central Time, on May 10, 2011, a properly signed proxy card bearing a later date than the prior proxy card;
- Voting again by Internet or telephone before 11:59 p.m., Eastern Daylight Time, on May 10, 2011; or
- Appearing at the Annual Meeting as a shareholder of record or with a legal proxy (for shares held in street name) and filing written notice of revocation with the Corporate Secretary.

Attendance at the Annual Meeting will not, by itself, revoke your proxy. For shares you hold in street name, such as through a brokerage account, bank, trust or other nominee, you would need to obtain a legal proxy from your broker or nominee and bring it to the meeting in order to revoke a prior proxy and to vote those shares at the Annual Meeting. Prior to the meeting, you may revoke your proxy by contacting your broker or nominee and following their instructions for revoking your proxy.

Can I receive future proxy materials electronically?

Yes. If you are a shareholder of record and you have received a paper copy of the proxy materials, you may elect to receive future proxy statements and annual reports online as described in the next paragraph. If you elect this feature, you will receive an email message notifying you when the materials are available, along with a web address for viewing the materials. If you received this proxy statement electronically, you do not need to do anything to continue receiving proxy materials electronically in the future.

Whether you hold shares registered directly in your name or through a broker or bank, you can enroll for future electronic delivery of proxy statements and annual reports by following these steps:

- Go to our website at **www.selectcomfort.com**;
- Click on **About Us**;
- In the **Company Information** section, click on **Electronic Fulfillment**;
- Click on the check-marked box next to the statement **"Shareholders can register for electronic delivery of proxy-related materials."**; and
- Follow the prompts to submit your request to receive proxy materials electronically.

Generally, brokers and banks offering this choice require that shareholders vote through the Internet in order to enroll. Street name shareholders whose broker or bank is not included in this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As is customary with Internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.proxyvote.com.**

What are the costs and benefits of electronic delivery of Annual Meeting materials?

There is no cost to you for electronic delivery of annual meeting materials. You may incur the usual expenses associated with Internet access as charged by your Internet service provider. Electronic delivery ensures quicker delivery, allows you to view or print the materials at your computer and makes it convenient to vote your shares online. Electronic delivery also conserves natural resources and saves the company significant printing, postage and processing costs.

Who bears the proxy solicitation costs?

The cost of soliciting proxies, including the furnishing of proxy materials on the Internet and mailing of proxy materials to shareholders who request them will be borne by Select Comfort. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone or personal conversation. We may reimburse brokerage firms and others for expenses in forwarding proxy materials to the beneficial owners of our common stock.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of Select Comfort common stock as of February 26, 2011 (unless another date is indicated) by (a) each director and each executive officer named in the Summary Compensation Table on page 39 of this Proxy Statement, (b) all directors and executive officers as a group and (c) each person known by us to be the beneficial owner of more than 5% of Select Comfort common stock.

	Shares of Common Stock Beneficially Owned (1)(2)	
Name	**Amount**	**Percent of Class**
Stephen L. Gulis, Jr. (3)	53,875	*
Shelly R. Ibach (4)	178,107	*
Mark A. Kimball (5)	357,531	*
Christopher P. Kirchen (3)	471,835	*
David T. Kollat (3)	222,017	*
Brenda J. Lauderback (3)	90,627	*
William R. McLaughlin (6)	1,322,339	2.4%
Michael A. Peel (3)	94,000	*
James C. Raabe (7)	398,435	*
Kathryn V. Roedel (8)	178,683	*
Ervin R. Shames (3)(9)	316,251	*
Jean-Michel Valette (3)	254,214	*
All directors and executive officers as a group (15 persons) (10)	4,364,772	7.6%
Adage Capital Partners, L.P. (11)	5,415,000	9.7%
AllianceBernstein L.P. (12)	3,181,498	5.7%
Disciplined Growth Investors, Inc. (13)	3,174,274	5.7%
BlackRock, Inc. (14)	3,009,987	5.4%

* Less than 1% of the outstanding shares.

(1) Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral: Mr. Gulis (1,125 shares); Ms. Ibach (52,000 shares); Mr. Kimball (51,462 shares); Mr. Kirchen (368,809 shares); Mr. Kollat (68,017 shares); Ms. Lauderback (15,377 shares); Mr. McLaughlin (667,036 shares); Mr. Raabe (87,442 shares); Ms. Roedel (6,206 shares) and Mr. Valette (175,214 shares).

(2) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days through the exercise of stock options or warrants: Mr. Gulis, 50,250 shares; Ms. Ibach, 74,329 shares; Mr. Kimball, 185,567 shares; Mr. Kirchen, 58,000 shares; Mr. Kollat, 106,500 shares; Ms. Lauderback, 72,750 shares; Mr. McLaughlin, 331,665 shares; Mr. Peel, 91,500 shares; Mr. Raabe, 230,245 shares; Ms. Roedel, 118,946 shares; Mr. Shames, 106,500 shares and Mr. Valette, 76,500 shares.

(3) Includes 2,500 shares held under a restricted stock grant that have not vested.

(4) Includes 51,656 shares held under restricted or performance stock grants that have not vested.

(5) Includes 56,469 shares held under restricted or performance stock grants that have not vested.

(6) Does not include 152,582 shares held by BWSJ Corporation, for which Mr. McLaughlin serves as a director and is a shareholder. Mr. McLaughlin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 258,157 shares held under restricted or performance stock grants that have not vested and 13,000 shares held by a Family Trust.

(7) Includes 62,156 shares held under restricted or performance stock grants that have not vested.

(8) Includes 53,531 shares held under restricted or performance stock grants that have not vested.

(9) Includes 56,250 shares held by Mr. Shames' Family Trust, 96,688 shares held by Mr. Shames' 2008 Irrevocable Trust and 54,313 shares held in a GRAT.

(10) Includes an aggregate of 1,748,640 shares that directors and executive officers as a group have the right to acquire within 60 days through the exercise of stock options or warrants. Includes an aggregate of 643,594 shares held under restricted or performance stock grants that have not vested.

(11) Adage Capital Partners, L.P. ("ACP"), Adage Capital Partners GP, L.L.C. ("ACPGP"), Adage Capital Advisors, L.L.C. ("ACA"), Robert Atchinson ("Atchinson") and Phillip Gross ("Gross") reported in a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011 that as of February 9, 2011, ACP, ACPGP, ACA, Atchinson and Gross beneficially owned an aggregate of 5,415,000 shares of Common Stock. The filing indicated that ACP is the direct holder of the shares of Common Stock and that by virtue of their positions, each of ACPGP, ACA and each of Atchinson and Gross (as Managing Members of ACA) has the power to vote and dispose of the shares of Common Stock held by ACP. Neither Atchinson nor Gross directly own any shares however each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of ACP, ACPGP, ACA, Atchinson and Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(12) AllianceBernstein L.P. reported in a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2011 that as of December 31, 2010 it beneficially owned 3,181,498 shares of Common Stock and had sole power to vote or to direct the vote on 2,975,600 shares and sole power to dispose of or to direct the disposition of 3,057,798 shares. The filing indicated that AllianceBernstein L.P. may be deemed to share beneficial ownership of 123,700 shares with reporting persons of its parent companies, AXA SA and AXA Financial, Inc. The business address of AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, New York 10105.

(13) Disciplined Growth Investors, Inc. reported in a Schedule 13G filed with the Securities and Exchange Commission on June 30, 2009 that as of March 31, 2009 it beneficially owned 3,174,274 shares of Common Stock and had sole power to vote or to direct the vote on 2,792,119 shares and sole power to dispose or to direct the disposition of 3,174,274 shares. The business address of Disciplined Growth Investors, Inc. is 100 South Fifth Street, Suite 2100, Minneapolis, Minnesota 55402.

(14) BlackRock, Inc. reported in a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2011 that as of December 31, 2010 it beneficially owned 3,009,987 shares of Common Stock and had sole power to vote or to direct the vote on 3,009,987 shares and sole power to dispose or to direct the disposition of 3,009,987 shares. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

ELECTION OF DIRECTORS

(Proposal 1)

Nomination

Article XIV of our Articles of Incorporation provides that the number of directors must be at least one but not more than 12 and must be divided into three classes as nearly equal in number as possible. The exact number of directors is determined from time-to-time by the Board of Directors. The term of each class is three years and the term of one class expires each year in rotation.

The Board has determined to maintain the size of the Board at eight members following the 2011 Annual Meeting. Christopher P. Kirchen, who was elected to our Board of Directors for a three-year term at the 2008 Annual Meeting, will not stand for re-election at the 2011 Annual Meeting. The Board has determined to nominate **Kathy Nedorostek, Michael A. Peel** and **Jean-Michel Valette** to serve as directors, each for a term of three years expiring at the 2014 Annual Meeting, or until their successors are elected and qualified. Ms. Nedorostek has not previously served on our Board. Mr. Peel has served on our Board since 2003. Mr. Valette has served on our Board since 1994 and has served as the Chairman of our Board since May of 2010.

Vote Required

The election of each nominee for director requires the affirmative vote of a majority of the shares represented and entitled to vote on the election of directors at the Annual Meeting. Any broker non-votes on the election of each nominee for director will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether the director has been elected. Shares represented by a proxy voted to withhold authority to vote for any nominee for director will be treated as shares present and entitled to vote that were voted against the nominee.

Board Recommendation

The Board recommends a vote "**For**" the election of each of Ms. Nedorostek, Mr. Peel and Mr. Valette. In the absence of other instructions, properly signed and delivered proxies will be voted "**For**" the election of each of these nominees.

If prior to the Annual Meeting the Board should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for such nominee will be voted for such substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for such fewer number of nominees as results from the inability of any such nominee to serve. The Board has no reason to believe that any of the nominees will be unable to serve.

Information about Nominees and Other Directors

The following table sets forth certain information, as of March 1, 2011, that has been furnished to us by each director and each person who has been nominated by the Board to serve as a director of our company.

Name of Nominee	Age	Principal Occupation	Director Since
Nominees for election this year to three-year terms expiring in 2014:			
Kathy Nedorostek	58	President, U.S. Wholesale division of Coach Inc.; Former President and Chief Operating Officer of Natori, a privately owned lingerie and accessories company.	N/A
Michael A. Peel (2)(3)	61	Vice President for Human Resources and Administration of Yale University; Former Executive Vice President, Human Resources and Global Business Services, General Mills, Inc.	2003
Jean-Michel Valette (1)*	50	Chairman of the Board of Directors, Peet's Coffee and Tea, Inc.; Also a director of The Boston Beer Company.	1994
Directors not standing for election this year whose terms expire in 2012:			
Stephen L. Gulis, Jr. (1)	53	Former Executive Vice President and Chief Financial Officer, Wolverine World Wide, Inc.; Also a director of Independent Bank Corporation.	2005
Brenda J. Lauderback (3)	60	Former President of the Retail and Wholesale Group for Nine West Group, Inc.; Also a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc.	2004
Ervin R. Shames (2)	70	Former Chairman of the Board (non-executive) of Select Comfort Corporation; Former Chief Executive Officer of Borden, Inc. and Stride Rite Corporation; Also a director of Choice Hotels International, Inc. and Online Resources Corporation.	1996

Directors not standing for election this year whose terms expire in 2013:

David T. Kollat [2][3]	72	President of 22 Inc.; Former Executive Vice President of Marketing for The Limited and former President of Victoria's Secret Catalogue; Also a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.	1994
William R. McLaughlin	54	President and Chief Executive Officer of Select Comfort Corporation.	2000

Director not standing for re-election this year whose term expires in 2011:

Christopher P. Kirchen [1]	68	Managing General Partner and co-founder of BEV Capital, a venture capital firm.	1991

---

(1) Member of the Audit Committee
(2) Member of the Management Development and Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
* In his capacity as non-executive Chairman of the Board, Mr. Valette may attend and vote at any Committee meeting.

Additional Information about Nominees and Other Directors

Kathy Nedorostek has served as President of the North American Wholesale and Global Licensing divisions of Coach Inc. since February 2003. Ms. Nedorostek is responsible for Coach's department and specialty store businesses throughout North America and licensed businesses worldwide. Ms. Nedorostek joined Coach from Natori, a privately-owned lingerie company, where she held the position of President and Chief Operating Officer from 1998 to 2003. Previously, Ms. Nedorostek was President of cK Calvin Klein Handbags and Footwear, a division of Nine West, with global Retail and Wholesale businesses from 1995 to 1998.

Ms. Nedorostek is a new nominee for director who was identified by our Corporate Governance and Nominating Committee through a search facilitated by an independent executive search firm. We believe Ms. Nedorostek is qualified to serve on our Board due to her extensive practical and strategic experience in general management of high-end, branded consumer products companies globally.

Michael A. Peel has served as a member of our Board of Directors since February 2003. In October 2008, Mr. Peel was appointed Vice President for Human Resources and Administration of Yale University. From 1991 to 2008, Mr. Peel served in various management capacities for General Mills, Inc., a manufacturer and marketer of packaged consumer foods, including most recently as Executive Vice President, Human Resources and Global Business Services. From 1977 to 1991, Mr. Peel served in various management capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991.

We believe Mr. Peel is qualified to serve on our Board because he brings to our Board extensive experience in senior executive management with a large consumer-oriented, publicly traded company, including in particular deep expertise in human resources management and executive compensation matters.

Jean-Michel Valette has served as a member of our Board of Directors since October 1994 and has served as the Chairman of our Board since May 2010. Mr. Valette has been an independent adviser to branded consumer companies since May 2000. Since January 2004 he has served as Chairman of the Board of Directors of Peet's Coffee and Tea, Inc. Mr. Valette also served as non-executive Chairman of the Robert Mondavi Winery from April 2005 to October 2006 and was its President and Managing Director from October 2004 to April 2005. From August 1998 to May 2000, Mr. Valette was President and Chief Executive Officer of Franciscan Estates, Inc., a premium wine company. He was a Managing Director of Hambrecht & Quist LLC, an investment banking firm, from October 1994 to August 1998 and served as a Senior Analyst at Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette also serves as a director of The Boston Beer Company.

We believe Mr. Valette is qualified to serve on our Board because he has extensive experience in executive management and in board service and leadership with several branded consumer companies. Mr. Valette also brings significant financial industry experience and knowledge of and experience in financial reporting and related processes and corporate governance.

Stephen L. Gulis, Jr., was first appointed to our Board of Directors in July 2005. From April 1996 to October 2007, Mr. Gulis was the Executive Vice President, CFO and Treasurer of Wolverine World Wide, Inc., a global marketer of branded footwear, apparel and accessories (WWW). From October 2007 until his retirement in July of 2008, he served as Executive Vice President and President of Global Operations for WWW. From 1988 to 1996, Mr. Gulis served in various other management capacities with WWW, including CFO, Vice President of Finance, and Vice President Finance and Administration of the Hush Puppies Company. Prior to joining WWW, he served six years on the audit staff of Deloitte & Touche. Mr. Gulis also serves as a director of Independent Bank Corporation.

We believe Mr. Gulis is qualified to serve on our Board because he brings to our Board extensive senior executive experience with a publicly traded consumer products company, including in particular experience as a chief financial officer in financial auditing and reporting and internal controls. Mr. Gulis also has experience in management of human resources and product quality.

Brenda J. Lauderback was first appointed to our Board of Directors in February 2004. Ms. Lauderback served as President of the Retail and Wholesale Group for the Nine West Group, Inc., a designer and marketer of women's footwear and accessories, from May 1995 until January 1998. Ms. Lauderback also serves as a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc. Ms. Lauderback also served as a director of Louisiana-Pacific Corporation until May 2005 and Irwin Financial Corporation until September 2009.

We believe Ms. Lauderback is qualified to serve on our Board because she has extensive executive management experience with prominent national retailers. Ms. Lauderback's experience on other boards of directors and board committees also provides our Board with insight into best practices in corporate governance and board processes.

Ervin R. Shames has served as a member of our Board of Directors since April 1996. Mr. Shames previously served as Chairman of our Board from April 1996 to April 1999 and again from February 2008 to May 2010. From May 2004 until February 2008, Mr. Shames assumed the role of Lead Director under our Corporate Governance Principles. Since January 1995, Mr. Shames has served as an independent management consultant to consumer goods and services companies, advising on management and marketing strategy. From 1996 until 2008, he was a Lecturer at the University of Virginia's Darden Graduate School of Business. From December 1993 to January 1995, he served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. From June 1990 to June 1992, he was the Chief Executive Officer of Stride Rite Corporation and from June 1992 to July 1993 he was Stride Rite's Chairman and Chief Executive Officer. From 1967 to 1989, Mr. Shames was employed by General Foods/Altria Companies in varying capacities including the presidencies of General Foods International, General Foods USA and Kraft USA. Mr. Shames also serves as a director of Choice Hotels International, Inc., Online Resources Corporation and several privately held companies.

We believe Mr. Shames is qualified to serve on our Board because he brings to our Board extensive experience as a senior executive of several national or multi-national branded consumer companies, as well as experience on other publicly traded boards and board committees. Mr. Shames provides our Board with extensive knowledge and experience in general management and consumer marketing as well as insightful leadership in corporate governance.

David T. Kollat has served as a member of our Board of Directors since February 1994. Dr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, he served in various management capacities for Limited Brands, a women's apparel retailer, including Executive Vice President of Marketing and President of Victoria's Secret Catalogue. Dr. Kollat also serves as a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.

We believe Mr. Kollat is qualified to serve on our Board because he provides our Board with many years of experience in management and board service with branded consumer goods manufacturers and retailers. Mr. Kollat also brings insight into best practices in corporate governance and board processes from his extensive experience in board and board committee service with other publicly traded companies.

William R. McLaughlin joined our company in March 2000 as President and Chief Executive Officer and as a member of our Board of Directors. From May 2004 through February 2008, Mr. McLaughlin also served as Chairman of our Board of Directors. From

December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various management capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

We believe Mr. McLaughlin is qualified to serve on our Board because he has extensive executive management experience with a leading consumer packaged good company. Mr. McLaughlin also brings to our Board intimate knowledge of our company's operations gained during his 11 years of leadership as our Chief Executive Officer.

Christopher P. Kirchen has served as a member of our Board of Directors since December 1991. Mr. Kirchen is currently Managing General Partner of BEV Capital, a venture capital firm that he co-founded in March 1997. From 1986 to December 2002, he was a General Partner of Consumer Venture Partners, a venture capital firm that was an investor in our company. Mr. Kirchen also serves as a director of several privately held companies.

Corporate Governance

Information about the Board of Directors and its Committees

The Board of Directors has determined that each of the following directors is an "independent director" as defined by applicable rules of the NASDAQ Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"):

Stephen L. Gulis, Jr.	Christopher P. Kirchen	David T. Kollat
Brenda J. Lauderback	Michael A. Peel	Ervin R. Shames
Jean-Michel Valette		

In addition, Kathy Nedorostek, who is a new nominee for director, and Thomas J. Albani, whose term of service expired on May 19, 2010, would qualify as independent directors under the definition referenced above.

The Board maintains three standing committees, including an Audit Committee, a Management Development and Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees of the Board has a charter and each of these charters is included in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement.

The current members of each of the Board committees are identified in the table below. In his capacity as non-executive Chairman of the Board, Mr. Valette may attend and vote at any committee meeting.

Director	**Audit Committee**	**Management Development and Compensation Committee**	**Corporate Governance and Nominating Committee**
Stephen L. Gulis, Jr.	Chair		
Christopher P. Kirchen	X		
David T. Kollat		X	X
Brenda J. Lauderback			Chair
Michael A. Peel		Chair	X
Ervin R. Shames		X	
Jean-Michel Valette	X		

If Ms. Nedorostek is elected to our Board, she will also serve on the Audit Committee.

The Board has determined that each member of the Board committees meets the independence requirements applicable to those committees prescribed by applicable rules and regulations of the NASDAQ Stock Market, the SEC, and the Internal Revenue Service.

The Board of Directors has further determined that two members of the Audit Committee, Stephen L. Gulis, Jr. and Jean-Michel Valette, meet the definition of "audit committee financial expert" under rules and regulations of the SEC and meet the qualifications of "financial sophistication" under the Marketplace Rules of the NASDAQ Stock Market. These designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters are disclosure requirements of the SEC and the NASDAQ Stock Market and do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of our Audit Committee or of our Board of Directors.

The Board of Directors met in person or by telephone conference seven times and took action by written consent on two occasions during 2010. The Audit Committee met in person or by telephone conference nine times during 2010. The Management Development and Compensation Committee met in person or by telephone conference five times during 2010. The Corporate Governance and Nominating Committee met in person or by telephone conference three times during 2010. All of the current members of our Board of Directors attended 75% or more of the meetings of the Board and all committees on which they served during fiscal 2010.

Audit Committee. The Audit Committee is comprised entirely of independent directors, currently including Stephen L. Gulis, Jr. (Chair), Christopher P. Kirchen and Jean-Michel Valette. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of our company. The Audit Committee is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The responsibilities and functions of the Audit Committee are further described in the Audit Committee Report beginning on page 57 of this Proxy Statement.

Management Development and Compensation Committee. The Management Development and Compensation Committee is comprised entirely of independent directors, currently including Michael A. Peel (Chair), David T. Kollat and Ervin R. Shames. The principal function of the Management Development and Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the company's executive officers. The responsibilities and functions of the Management Development and Compensation Committee are further described in the Compensation Discussion and Analysis beginning on page 24 of this Proxy Statement.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised entirely of independent directors, currently including Brenda J. Lauderback (Chair), David T. Kollat and Michael A. Peel. The primary functions of the Corporate Governance and Nominating Committee are to develop and recommend to the Board corporate governance principles to govern the Board, its committees, and our executive officers and employees in the conduct of the business and affairs of our company; to identify and recommend to the Board individuals qualified to become members of the Board and its committees; and to develop and oversee the annual Board and Board committee evaluation process.

Board Leadership Structure

Our Board is currently comprised of seven independent directors and one employee director, Mr. McLaughlin, who has served as our President and Chief Executive Officer since joining the company in 2000. Mr. McLaughlin also served as Chairman of the Board from May 2004 through February 2008. At that time, with Mr. McLaughlin's support, the Board determined to separate the positions of Chairman of the Board and Chief Executive Officer based on its ongoing review of best practices in corporate governance and to enable Mr. McLaughlin to focus all of his time and energy in leadership of the day-to-day operations of the company and its growth and profitability initiatives as it faced the challenges of the recent economic downturn. Ervin R. Shames, an independent director, served as Chairman of the Board from February 2008 to May 2010. Jean-Michel Valette, an independent director, has served as Chairman of the Board since May 2010.

The Board continues to believe, for the reasons noted above, that separation of these roles is the most appropriate leadership structure for the Board and the company at this time. Consistent with the company's Corporate Governance Principles, the Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. Under the company's Corporate Governance Principles, during any period in which the positions of Chairman of the Board and Chief Executive Officer are combined, the Board would appoint a Lead Director from among the independent members of the Board, who would have certain Board leadership responsibilities specified in our Corporate Governance Principles.

Board Role in Risk Oversight

Our Board is generally responsible for overseeing the company's policies and practices with respect to risk assessment and risk management, and has delegated to the Audit Committee the responsibility of assisting the Board in fulfilling this role. Among its duties and processes, the Audit Committee (a) reviews and discusses with management the company's policies and practices with respect to risk assessment and risk management; (b) oversees the company's internal audit function and processes; (c) establishes and oversees procedures for receiving and addressing complaints regarding accounting, internal controls or auditing matters; (d) reviews, with the company's counsel, legal compliance and other legal matters; and (e) reports to the full Board with respect to matters within its area of responsibility.

The Audit Committee oversees the company's internal audit function, which is responsible for undertaking an annual risk assessment process and reporting to the Audit Committee with respect to this assessment and related risk management strategies. The Audit Committee reviews and approves, at least annually, the company's internal audit plan and receives quarterly reports with respect to the results of internal audits. The leader of the company's internal audit function reports directly to the Audit Committee with respect to internal audit matters, and the Audit Committee has authority to review and approve the appointment, replacement or dismissal of the leader of this function. The leader of the internal audit function meets regularly in executive session with the Audit Committee without any members of the company's management team present.

In addition to the Audit Committee's role, each of the other committees considers risks within its respective areas of responsibility. We believe our current Board leadership structure helps ensure proper risk oversight, based on the allocation of duties among committees and the role of our independent directors in risk oversight.

Director Nominations Process

The Corporate Governance and Nominating Committee (the "CGNC") administers the process for nominating candidates to serve on our Board of Directors. The CGNC recommends candidates for consideration by the Board as a whole, which is responsible for appointing candidates to fill any vacancy that may be created between meetings of the shareholders and for nominating candidates to be considered for election by shareholders at our Annual Meeting.

Consistent with the company's Corporate Governance Principles, the CGNC periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current membership of the Board. This assessment specifically includes consideration of diversity, such as diversity of age, gender, race and national origin, education, professional experience and differences in viewpoints, and functional skills in relation to the perceived needs of the Board at that time. The CGNC does not have a formal policy with respect to diversity; however, the Board and the CGNC believe that it is essential that the Board members represent diverse viewpoints.

The Board has established selection criteria to be applied by the CGNC and by the full Board in evaluating candidates for election to the Board. These criteria include:

- Independence;
- Integrity;
- Experience and sound judgment in areas relevant to our business;
- A proven record of accomplishment;
- Willingness to speak one's mind;
- Understanding of, and ability to commit sufficient time to, Board responsibilities and duties;
- The ability to challenge and stimulate management; and
- Belief in and passion for our mission and vision.

The CGNC reviews these selection criteria and the overall director nomination process at least annually in connection with the nomination of directors for election at the company's annual meeting for consistency with best practices in corporate governance and effectiveness in meeting the needs of the Board from time-to-time.

The CGNC may use a variety of methods for identifying potential nominees for election to the Board, including consideration of candidates recommended by directors, officers or shareholders of the company. The CGNC also has the authority under its charter to engage professional search firms or other advisors to assist the CGNC in identifying candidates for election to the Board, or to otherwise assist the CGNC in fulfilling its responsibilities.

Shareholder nominations of candidates for membership on the Board submitted in accordance with the terms of our Bylaws will be reviewed and evaluated by the CGNC in the same manner as for any other nominations. Any shareholder who wishes the CGNC to consider a candidate should submit a written request and related information to our Corporate Secretary. Under our Bylaws, if a shareholder intends to nominate a person for election to the Board of Directors at a shareholder meeting, the shareholder is required to give written notice of the proposed nomination to the Corporate Secretary at least 120 days prior to the first anniversary of the date that the company first released or mailed its proxy materials to shareholders in connection with the preceding year's regular or annual meeting. The shareholder's notice must include, for each nominee whom the shareholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the company that are beneficially owned by the nominee, and (iv) any other information concerning the nominee that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The shareholder's notice must also include: (i) the name and address of the nominating shareholder, as they appear on the company's books, and (ii) the class and number of shares of the company that are owned beneficially and of record by the shareholder. The shareholder's notice must also be accompanied by the proposed nominee's signed consent to serve as a director of the company.

Shareholder Communications with the Board

Shareholders may communicate with the Board of Directors, its Committees or any individual member of the Board of Directors by sending a written communication to our Corporate Secretary at 9800 59th Avenue North, Plymouth, MN 55442. The Corporate Secretary will promptly forward any communication so received to the Board, any Committee of the Board or any individual Board member specifically addressed in the communication. In addition, if any shareholder or other person has a concern regarding any accounting, internal control or auditing matter, the matter may be brought to the attention of the Audit Committee, confidentially and anonymously, by calling 1-800-835-5870, inserting the I.D. Code of AUDIT (28348) and following the prompts from the recorded message. The company reserves the right to revise this policy in the event that the process is abused, becomes unworkable or otherwise does not efficiently serve the purposes of the policy.

Policy Regarding Director Attendance at Annual Meeting

Our policy is to require attendance by all of our directors at our Annual Meeting of Shareholders, except for absences due to causes beyond the reasonable control of the director. All of the directors then serving on our Board were in attendance at our 2010 Annual Meeting of Shareholders.

Corporate Governance Principles

Our Board of Directors has adopted Corporate Governance Principles that were originally developed and recommended by the Corporate Governance and Nominating Committee. These Corporate Governance Principles are available in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement. Among these Corporate Governance Principles are the following:

Independence. A substantial majority of the members of the Board should be independent, non-employee directors. It is the responsibility of the Board to establish the standards for independence and the Board has followed the independence standards for companies listed on The NASDAQ Stock Market LLC – NASDAQ Global Select Market ("NASDAQ"). All of our directors are independent except for William R. McLaughlin, our Chief Executive Officer. All Committees of the Board are composed entirely of independent directors.

The Audit Committee charter requires that the Audit Committee must review and approve any proposed or actual related party transaction that would be required to be disclosed by the company pursuant to Item 404 of Regulation S-K of the Federal securities laws.

In reaching its determination that all of the non-executive members of the Board of Directors are independent under the listing standards of the NASDAQ, the Board reviewed and discussed a relationship involving one of our directors. The venture capital firm that Christopher P. Kirchen is affiliated with has a minority investment in a market research company that completed one project for the company in 2008 for which the company paid $44,600. The decision related to the use of these services was made through normal company sourcing procedures and was not in any way influenced by Mr. Kirchen. For these reasons, and due to the minimal amount involved, the Board determined that this relationship did not prevent Mr. Kirchen from meeting the applicable independence standard.

Chairman and Chief Executive Officer Positions. At the present time, the Board believes that it is in the best interests of the company and its stakeholders for the positions of Chairman of the Board and Chief Executive Officer to be separated, and for the position of Chairman of the Board to be held by a non-executive, independent member of the Board. The Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. During any period in which the positions of Chairman of the Board and Chief Executive Officer are combined, the Board will appoint a Lead Director from among the independent members of the Board.

Classified Board Structure. Our Articles of Incorporation provide for a classified Board serving staggered terms of three years each. The Board will periodically review its classified Board structure in the context of other provisions and measures applicable to unsolicited takeover proposals with the objective of positioning the Board and the company to maximize the long-term value of our company for all shareholders.

Requirement of Incumbent Directors who do not Receive a Majority Vote in an Uncontested Election to Tender Resignation. If a nominee for Director who is an incumbent Director is not elected at a meeting of shareholders and no successor to the incumbent Director is elected at the meeting of shareholders, the incumbent Director shall promptly offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee shall make a recommendation to the Board on whether to accept or reject the offer, or whether other action should be taken. The Board shall act on whether to accept the Director's offer, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision and the supporting rationale within 90 days after the date of the certification of the election results. The Corporate Governance and Nominating Committee, in making its recommendation, and the Board, in making its decision, may each consider any factors or other recommendations that it considers relevant and appropriate. The incumbent Director who offers to tender his or her resignation shall not participate in the Board's decision. If such incumbent Director's offer to tender his or her resignation is not accepted by the Board, such Director shall continue to serve until the next meeting of shareholders at which Directors are elected and until his or her successor is duly elected, or his or her earlier death, resignation, retirement, disqualification or removal.

Approach to Term and Age Limits. The Corporate Governance and Nominating Committee has determined to not adopt specific term or age limits in order to not arbitrarily lose important contributors to the Board. In order to ensure an appropriate balance between new perspectives and experienced Directors, if the median tenure of the Board exceeds 8.5 years or if the majority of the Directors are 60 years of age or older, then one or more Directors will either not be re-nominated or be asked to resign from the Board. Such Director(s) will be selected based on an evaluation of the Board's needs at the time and individual Directors' contributions to the Board.

Change in Responsibilities. The Board does not believe that Directors who retire or who have a change in their principal employment or affiliation after joining the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Corporate Governance and Nominating Committee, to review the qualifications of the director for continued Board membership. Any Director who undergoes a material change in principal employment or affiliation is required to promptly notify the Chair of the Corporate Governance and Nominating Committee of the change.

Other Board or Audit Committee Service. The Board recognizes that service on other boards can in some circumstances limit the time that Directors may have to devote to fulfilling their responsibilities to the company. It is the Board's guideline that no Director shall serve on more than a total of six public company boards (including the Select Comfort Board), and that no member of the company's Audit Committee shall serve on more than a total of three public company audit committees (including the Select Comfort Audit Committee). If any Director exceeds or proposes to exceed these guidelines, the Director is required to promptly notify the Chair of the Corporate Governance and Nominating Committee and the committee will review the facts and circumstances and determine whether such service would interfere with the Director's ability to devote sufficient time to fulfilling the Director's responsibilities to the company.

Chief Executive Officer Service on Other Boards. The Chief Executive Officer shall not serve on more than two public company boards other than the Board of Directors of the company.

Board and Committee Evaluations. The Board believes that the company's governance and the Board's effectiveness can be continually improved through evaluation of both the Board as a whole and its committees. The Corporate Governance and Nominating Committee is responsible for annually evaluating effectiveness in these areas and reviewing the results and recommendations for improvement with the full Board.

Board Executive Sessions. Executive sessions or meetings of independent directors without management present will be held at least twice each year. At least one session will be to review the performance criteria applicable to the Chief Executive Officer and other senior managers, the performance of the Chief Executive Officer against such criteria, and the compensation of the Chief Executive Officer and other senior managers. Additional executive sessions or meetings of outside directors may be held from time-to-time as required. The Board's practice has been to meet in executive session for a portion of each regularly scheduled meeting of the Board. Any member of the Board may request at any time an executive session without the presence of management.

Paid Consulting Arrangements. The Board believes that the company should not enter into paid consulting arrangements with independent directors.

Board Compensation. Board compensation should encourage alignment with shareholders' interests and should be at a level equitable to comparable companies. The Management Development and Compensation Committee is responsible for periodic assessments to assure these standards are being met.

Share Ownership Guidelines for Executive Officers and Directors. The Board has established the stock ownership guidelines described below for executive officers and directors. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer and including shares allocated to directors' accounts under the company's non-employee director equity plan) and (2) vested stock options after taxes at an assumed individual effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

- *Executive Officer Ownership Guidelines*. Within five years of joining the company, the Chief Executive Officer is expected to achieve and maintain stock ownership equal to five times the Chief Executive Officer's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary.

- *Board Ownership Guidelines*. Within five years of joining the company's Board of Directors, each director is expected to achieve and maintain stock ownership equal to five times the director's annual cash retainer.

- *Restrictions on Sale Pending Achievement of Ownership Objectives*. Any director or executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to the exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Conflicts of Interest. Directors are expected to avoid any action, position or interest that conflicts with an interest of the company, or that gives the appearance of a conflict. If any member of the Board becomes aware of any such conflicting or potentially conflicting interest involving any member of the Board, the director should immediately bring such information to the attention of the Chairman of the Board, the Chief Executive Officer and the General Counsel of the company.

Performance Goals and Evaluation. The Management Development and Compensation Committee is responsible for establishing the procedures for setting annual and long-term performance goals for the Chief Executive Officer and for the evaluation by the full Board of his or her performance against such goals. The Committee meets at least annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the annual goals and the annual performance evaluation of the Chief Executive Officer are reviewed and discussed by the outside directors at a meeting or executive session of that group. The Committee is also responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved by the outside directors at a meeting or executive session of that group.

Compensation Philosophy. The Board supports and, through the Management Development and Compensation Committee, oversees employee compensation programs that are closely linked to business performance and emphasize equity ownership.

Senior Management Depth and Development. The Chief Executive Officer reports to the Board, at least annually, on senior management depth and development, including a discussion of assessments, leadership development plans and other relevant factors.

Provisions Applicable to Unsolicited Takeover Attempts or Proposals. The Board will periodically review (not less often than every three years) the company's Articles of Incorporation and Bylaws and various provisions that are designed to maximize shareholder value in the event of an unsolicited takeover attempt or proposal. Such review includes consideration of matters such as the company's state of incorporation, whether the company should opt in or out of applicable control share acquisition or business combination statutes, and provisions such as the company's classified Board structure. The objective of this review is to maintain a proper balance of provisions that will not deter bona fide proposals from coming before the Board, and that will position the Board and the company to maximize the long-term value of our company for all shareholders.

Shareholder Approval of Equity-Based Compensation Plans. Shareholder approval will be sought for all equity-based compensation plans.

Code of Conduct

We have developed and circulated to all of our employees a Code of Business Conduct addressing legal and ethical issues that may be encountered by our employees in the conduct of our business. Among other things, the Code of Business Conduct requires that our employees comply with applicable laws, engage in ethical and safe conduct in our work environment, avoid conflicts of interests, conduct our business with integrity and high ethical standards, and safeguard our company's assets. A copy of the Code of Business Conduct is included in the investor relations section of our Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*. We intend to disclose any amendments to and any waivers from a provision of our Code of Business Conduct on our Web site. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement.

Employees are required to report any conduct that they believe in good faith violates our Code of Business Conduct. The Code of Business Conduct also sets forth procedures under which employees or others may report through our management team and, ultimately, directly to our Audit Committee (confidentially and anonymously, if so desired) any questions or concerns regarding accounting, internal accounting controls or auditing matters.

All of our employees are required to periodically certify their commitment to abide by our Code of Business Conduct. We also provide training in key areas covered by the Code of Business Conduct to help our employees to comply with their obligations.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes the key principles and approaches used to determine the compensation of the named executive officers listed in the Summary Compensation Table. All compensation paid to the named executive officers is determined by the Management Development & Compensation Committee of the Board of Directors (the "Committee"), which is composed solely of independent non-employee Directors who meet regularly each fiscal year. The Committee has retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its outside compensation consultant.

Select Comfort's long-term goal is to consistently grow sales and earnings faster than its industry peers and to out-perform a broader peer group of companies involved in development, manufacturing and/or retailing of household consumer durable products. Our compensation programs are largely performance-oriented – only base salary and certain benefit programs do not vary with annual financial performance. As a result, total compensation for named executive officers and other senior leaders varies from below median (when performance is below expectations) to the top quartile of the market (when performance exceeds expectations).

Select Comfort's performance in 2009 and 2010 exceeded both internal and external expectations after two challenging years in 2007 and 2008. Compensation for our named executive officers over this period reflects this turn-around in business performance and the strong "pay for performance" design of the company's executive compensation programs:


Total Compensation for all NEO's versus Net Operating Profit (Loss)
Annual Net Operating Profit (Loss)
Total Compensation for all NEO's
$60
$40
$20
$0
($20)
($40)
($60)
($80)
$12
$10
$8
$6
$4
$2
$0
$43.5
$2.82
$1.98
($69.5)
$20.7
$3.67
$52.4
$8.25
2007
2008
2009
2010
Net Operating Profit (Loss) ($ in millions)
Total Compensation for all NEO's ($ in millions)

- Base Salaries: Annual merit increases were resumed following 2009, after having been suspended as a consequence of disappointing company results for 2007 and 2008. Base salaries in the Summary Compensation Table reflect the additional week occurring in the 2008 fiscal year and the voluntary act of the Chief Executive Officer to forego his salary for substantially all of that year. Two of the named executive officers took on significant new responsibilities in the past three years, which is the reason for their salary progression. Base salaries are typically set at the median of the market for comparable positions.

- Annual Cash Incentive Compensation: The annual cash incentives paid to named executive officers are totally performance-based and represent a significant percentage of each individual's total compensation. Annual cash incentives were paid out at target for 2009 after no incentive payouts for either 2007 or 2008. Incentives were paid at 217% of target for 2010 on the strength of net operating gains which significantly exceeded both internal and external expectations.

- Long-Term Equity-Based Incentive Compensation: The awards of both stock options and restricted stock in 2010 were enhanced above target due to the company's achievement of stretch performance goals. Grants made in 2009 were on target, except for special grants made to two executive officers in recognition of their leadership roles in connection with the 2009 recapitalization of the company. Stock-based awards granted in 2007 and 2008 were significantly reduced based on the company's failure to achieve its performance goals.

Total direct compensation for the named executive officers was below median of the peer group in 2009 and is expected to be closer to the top quartile in 2010 with achievement of above-target performance goals for the year.

The Board of Directors and management of Select Comfort are highly committed to building on the outstanding performance achieved in 2010, and returning to and exceeding the consistently strong growth and financial performance that characterized the company from 2001 through 2006. Aggressive actions have been taken to improve the company's cost structure and profitability and to prepare the company to fully realize its future potential as we continue to weather the current challenging macroeconomic environment.

The following discussion provides (1) an overview of the Management Development and Compensation Committee of our Board of Directors, (2) a discussion of the philosophy and objectives of our compensation programs for senior management, and (3) a discussion of each material element of these compensation programs and the process used to determine the amounts of these elements.

Overview of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of independent, non-employee directors. The primary purpose of the Committee is to discharge the responsibilities of our Board relating to executive compensation and development of current and future leadership resources. The responsibilities of the Committee include:

- Establishment of compensation strategies, processes, and programs for the Chief Executive Officer and other executive officers designed to motivate and reward superior company performance.

- Leadership of the Board of Directors' annual process to evaluate the performance of the Chief Executive Officer.

- Review and approval of all compensation elements for the Chief Executive Officer and other executive officers including base salaries, annual cash incentive awards, equity-based awards, benefits, and perquisites.

- Oversight of the annual cash incentive plan, long-term equity-based incentive plans, and major employee benefit programs.

- Review of management development progress, organizational strategy, succession planning for key leadership positions, and overall talent depth to assure that talent formation processes are consistent with the company's aggressive growth goals.

- Establishment of the structure and amount of non-employee director compensation.

The Committee has the authority under its charter to retain and consult with independent advisors to assist the Committee in fulfilling these responsibilities and duties. To maintain the independence of these advisors, the charter also provides that the use by the company of any of these advisors for work other than that expressly commissioned by the Committee must be approved in advance by the Committee.

From 2004 through the first half of 2010, the Committee had engaged Towers Watson (previously known as Towers Perrin), a global human resources consulting firm, as the Committee's independent compensation consultant. In the first half of 2010, consistent with prior years, Towers Watson provided the Committee with a variety of market data from multiple broad-based survey sources relative to each of the principal elements of the company's executive compensation program, and also advised the Committee in connection with the design and implementation of the company's annual cash incentive plan and long-term equity incentive program. Also in 2010, Towers Watson advised the Committee in connection with the design of the Select Comfort Corporation 2010 Omnibus Incentive Plan, which was approved by shareholders at the Annual Meeting in May of 2010.

In the second half of 2010, the Committee undertook a process to assess the qualifications of other leading compensation consulting firms consistent with our company-wide practice of periodically assessing the marketplace. As a part of this process, the Committee submitted requests for proposals to a variety of leading compensation consulting firms, conducted extensive interviews with several firms, and ultimately engaged Semler Brossy as the Committee's independent compensation consultant. Since its engagement, Semler Brossy has conducted, and reported to the Committee with respect to, a general assessment of each of the principal elements of the company's executive compensation program, worked with the Committee and representatives of senior management to assess and refine the company's peer group for ongoing comparative analysis purposes, advised the Committee in connection with the design of both the annual cash incentive plan and the long-term equity incentive program, and provided the Committee with market data and trends and related analysis from both a general industry survey and an industry peer group relative to each of the principal elements of the company's executive compensation program.

Each of these compensation consultants is entirely independent, with no affiliations or relationships with any of the executive officers of the company or members of the Committee, and the company did not engage either of these firms for any services other than the services expressly commissioned by the Committee.

The Committee usually meets four to six times per year in person or by telephone conference as needed. The Chairman of the Committee works with members of our senior management team and with the Committee's independent compensation consultant to determine the agenda for each meeting. Following the development of the agenda, members of senior management and our human capital department, sometimes with the assistance of the Committee's independent compensation consultant, prepare materials for each meeting of the Committee. These materials are typically reviewed with the Chair of the Committee in advance of distribution to the entire Committee.

Our Chief Executive Officer, other members of our management team involved in the development and administration of our compensation programs and the Committee's independent compensation consultant may be invited to attend all or a portion of a Committee meeting, depending on the nature of the agenda. The Committee also typically meets in executive session without any members of management present.

Neither our Chief Executive Officer nor any other member of our management team votes on any matters before the Committee. The Committee, however, solicits the views of our Chief Executive Officer on compensation matters generally, and particularly with respect to the compensation of members of the senior management team reporting to the Chief Executive Officer. The Committee also solicits the views of other members of senior management and our human capital department with respect to key compensation elements and broad-based employee benefit plans.

Compensation Philosophy and Objectives

Our compensation philosophy and objectives may be summarized as follows:

- Competitive Compensation. As a growth-oriented company, we need to attract, retain and motivate executives and key employees with the capability to enable us to achieve significantly greater scale.

- Performance-Based Compensation. We favor variable compensation tied to company results over fixed compensation. We target base salary compensation at the market median, with the opportunity to earn total compensation above the market median when company performance exceeds target.

- Reward both Company-Wide and Individual Achievement. In determining short-term and long-term incentive awards, emphasis is placed on company performance. However, significant differentiation can occur, primarily with respect to merit increases in base salaries and in long-term equity awards, based on individual performance and potential.

- Emphasize Stock Ownership. We believe that employee stock ownership is a valuable tool to align the interests of employees with those of shareholders. The company has established specific stock ownership objectives for company officers as well as for members of the Board of Directors. The company has historically provided a variety of means for broader stock ownership by employees at all levels, including through our long-term incentive plans and our 401(k) savings plan.

Compensation Program Elements

Our compensation program for senior management currently consists of (1) base salary, (2) annual cash incentive compensation, (3) long-term equity-based incentive compensation, (4) severance compensation upon termination of employment under certain circumstances, (5) broad-based benefits plans available to other employees generally, and (6) limited perquisites. In addition, we have stock ownership requirements for senior management, described further below. We do not have employment agreements that provide for continued employment for any period of time.

The Committee annually reviews the total compensation program for each of the company's executive officers. The independent compensation consultant provides relevant market data and trends for the Committee to consider, and the Committee compares each element of total compensation against this market data as it makes compensation decisions relative to the company's executive officers.

The market data and trends are developed from both general industry surveys and an industry peer group. The Committee, in consultation with the independent compensation consultant, annually reviews the composition of the industry peer group, which generally consists of comparable manufacturing, retailing and consumer branded companies with which we compete for talent and for shareholder investments. For 2010, our peer group included the following companies:

- Bare Escentuals, Inc.
- Bassett Furniture Industries, Incorporated
- Blue Nile, Inc.
- Callaway Golf Company
- Christopher & Banks Corporation
- Coldwater Creek Inc.
- Crocs, Inc.
- Ethan Allen Interiors Inc.
- Furniture Brands International, Inc.
- Golfsmith International Holdings, Inc.
- Haverty Furniture Companies, Inc.
- J.Crew Group, Inc.
- Kenneth Cole Productions, Inc.
- Kirkland's, Inc.
- La-Z-Boy Incorporated
- Nautilus, Inc.
- Pier 1 Imports, Inc.
- Sealy Corporation
- Tempur-Pedic International Inc.
- The Timberland Company
- Under Armour, Inc.

With the assistance of the independent compensation consultant, the Committee values the total compensation of the executive officers in two ways, including the targeted compensation opportunity and the current actual pay. The targeted compensation opportunity includes current base salary, targeted annual incentive compensation, and targeted annual stock equity award values. The current actual pay includes current base salary, the most recent actual bonus payout and the most recent equity awards reflecting any performance-based adjustments and valued at current market value for full share awards and at the Black-Scholes valuation for options. The competitive position of the compensation for the executive officers is considered from both of these perspectives.

Base Salary. Base salaries for our executive officers are reviewed annually, shortly after the end of each fiscal year. When making decisions on base salaries, the Committee considers both the external market data mentioned above as well as a variety of internal criteria. These criteria include: (1) each executive officer's scope of responsibilities; (2) each executive officer's qualifications, skills and experience; (3) internal pay equity among senior executives; and (4) individual job performance, including both impact on current financial results and contributions to building longer-term competitive advantage and shareholder value. Annual increases in base salary are primarily driven by the Committee's evaluation of individual performance.

The Summary Compensation Table included on page 39 of this Proxy Statement reflects (i) William R. McLaughlin's offer in early 2008 to forego base salary for the remainder of the year unless consistent comparable store sales growth was restored, (ii) an increase of 12% for Shelly R. Ibach approved in late 2008 to reflect an increase in her responsibilities, (iii) an increase of 8.8% for Kathryn V. Roedel in 2008 driven by her promotion to Executive Vice President and external market considerations, (iv) an increase of 5.6% for Ms. Roedel in 2009 to reflect an increase in her responsibilities and internal equity considerations, and (v) a market adjustment of 5% for James C. Raabe approved in 2010 to bring his base salary closer to market median. All base salaries also reflect an additional week in the 2008 fiscal year.

Based on the continuing challenges in stabilizing sales and profitability levels reflected in the company's performance in 2008, and in recognition of the company's efforts to control costs and preserve cash, the Committee accepted management's proposal to defer all merit increases to base salaries for executive officers in early 2009 until such time as performance momentum was restored. Following the improvement in performance in 2009, the Committee revisited base salaries for senior executives in early 2010 and again in early 2011 for consistency with the company's overall compensation objectives and approved modest merit increases for named executive officers, as well as market adjustments for James C. Raabe to bring his base salary closer to market median.

Annual Cash Incentive Compensation. Annual cash incentive, or "bonus," compensation for executive officers and other employees was governed by our shareholder-approved Executive and Key Employee Incentive Plan from 2001 through 2010. For 2011 and beyond, the annual bonus plan is governed by the 2010 Omnibus Incentive Plan approved by shareholders at the 2010 Annual Meeting. The annual bonus plan is designed to drive company-wide performance for the relevant fiscal year at or above the company's stated long-term growth and profitability objectives. Consistent with the company's performance-based compensation philosophy, the Board seeks to set its company-wide financial performance objectives to provide opportunity around median for target performance and above median for exceeding target.

At the beginning of each fiscal year, the Committee determines the three principal elements of the annual bonus plan for the coming fiscal year: (1) the performance goals, (2) the split between company-wide performance goals and individual performance goals (if any), and

(3) the target bonus levels. Actual bonus payments are typically increased above the target levels for results that exceed the performance goals and are decreased below the target levels (and may be reduced to zero) for results that do not fully meet the goals, with the amount of the increase or decrease based on a schedule determined by the Committee.

- Performance Goals. The Committee determines both the type and the specific targets of the performance goals for each fiscal year. Since 2001, the Committee has selected annual Net Operating Profit ("NOP") as the primary company performance measure based on its belief that this single goal provides a balanced focus on both revenue growth and improved profitability. In some years, the Committee has added a secondary performance goal aligned with a key strategy or initiative for the year. For example, the Committee added a secondary performance goal of operating free cash flow in 2009.

- Split between Company-Wide Goals and Individual Goals. The Committee is authorized to use both company-wide performance goals and individual performance goals in the annual bonus plan design. In order to unite the executive officers and all other employees to focus on the urgency of company-wide objectives, the Committee has typically chosen to base the annual bonus plan entirely on company-wide performance goals for all participants. The only exception in recent years was for 2008, when individual performance goals were added, as described below. No payments were made with respect to the individual performance goals in 2008, as the threshold NOP target was not achieved.

- Target Bonus Levels. The target bonus level for the CEO has been set at 75% of base salary for each year since 2002. The target bonus level for Senior Vice Presidents has been set at 55% of base salary for each year since 2003. In 2008, two executives were promoted to Executive Vice President, and the Committee established a bonus target of 60% of base salary for this level. These target bonus levels are reviewed annually in comparison with the peer group and broader industry market data identified above. These target bonus levels, when combined with the performance goals established by the Committee, are designed to deliver compensation consistent with our stated philosophy.

The actual incentive payouts for the past several fiscal years (2008 through 2010), as well as the design of the incentive program for 2011, demonstrate how these incentive mechanics actually function and the strong relationship between company performance and incentive payments:

For 2008, because of the economic uncertainty that prevailed as we entered the year, particularly for specialty retailers, the Committee thought it important to modify the bonus plan design from prior years. To assure motivation and incentive for top performers, the Committee determined that 2008 annual incentives would be based 75% on company NOP performance and 25% on individual performance versus goals. The Committee established an NOP performance goal of $34.7 million (-20% vs. comparable 2007 performance) for payment of bonuses at target level, and determined that no payout would occur on the company performance portion if this NOP threshold target was not met. The individual performance portion was payable only in the event of achievement of positive NOP after payment of any bonuses, and in all cases, any bonuses earned would have been fully funded by the NOP results upon which the incentive was based.

To further assure 2008 pay and performance were properly aligned, the Committee reserved the discretion to increase or decrease the 75% company performance portion of the incentive by up to 20%. This incentive provision was added due to the difficulty in assessing how conservative or aggressive 2008 NOP goals were, given the continuing deterioration of the economy at that time. Use of this discretionary authority was to be based on the company's relative performance versus industry competitors and on sales and profit growth trends generated during the year.

As the company did not achieve positive NOP performance in 2008, in accordance with the incentive plan terms established at the beginning of the year, the Committee determined that no bonuses were payable with respect to 2008 performance.

For 2009, as the macroeconomic environment remained volatile and uncertain, and the company was further challenged by near-term liquidity requirements, the Committee again refined key elements of the plan design. To focus all employees on the company's core operating strategies, the annual bonus payments were based entirely on company-wide performance goals. The Committee again chose NOP as the primary performance goal, with bonus payments earned only for exceeding the company's planned NOP goal. As liquidity and cash flow were also key objectives for the company at that time, the Committee added operating free cash flow as a secondary performance goal.

Following an operating loss of $69.5 million in 2008, and based on the company's planned NOP goal for 2009, the Committee initially established a threshold NOP goal of a loss of $3 million for payment of bonuses at 25% of target levels, an NOP goal of $13.2 million for payment of bonuses at 100% of target levels, and an NOP goal of $17.1 million for payment of bonuses at 125% of target levels. In each case, the NOP goal was after bonus expense. The secondary performance goal of positive operating free cash flow (after bonus expense and excluding tax refunds) could increase the bonus payment by 10%. In recognition of the cash needs of the business, bonus payments were initially capped at 125% of target levels, and payment was to be made only at such time as the Committee determined that the company would have adequate liquidity and capital resources to meet the operating needs of the business.

In order to focus all employees on near-term, critical business objectives, bonus payments were based in part on quarterly performance targets derived from the annual NOP goals set forth above. Due to continuing difficulty in assessing how conservative or aggressive the annual NOP goals may be given the economic uncertainty, the Committee reserved the discretion to review the targets on a quarterly basis to assure that pay and performance were properly aligned. In order to provide a strong continuing incentive, if a quarterly target was missed, the opportunity remained to earn the full year bonus if the full year target was achieved.

Following the first quarter, the Committee determined to adjust the annual target to reflect NOP after interest expense in order to focus the leadership team on cash generation and debt reduction, with a goal of $6.0 million in NOP after interest and after bonus expense to earn bonuses at 100% of target levels. The Committee also determined to reduce the cap on bonus payments to 100% of target levels in light of the cash and liquidity needs of the company. As the company achieved NOP of $14.7 million for the full year after interest expense and bonus payments, the Committee determined to pay bonuses at 100% of target levels, consistent with the foregoing terms.

For 2010, the Committee determined to base the annual bonus plan exclusively on company-wide NOP goals (after bonus expense), with threshold bonus payments earned only for exceeding the company's planned NOP goal. In order to maintain focus on near-term, critical business objectives, bonus payments were again based in part on quarterly performance versus targets derived from the annual operating plan, with the opportunity to realize up to 50% of pro rated target bonus levels based on achievement of the quarterly performance objectives over the first three fiscal quarters. To maintain a strong continuing incentive, if a quarterly target was not achieved, the opportunity remained to earn the full-year bonus if the full-year target was achieved.

Following achievement of $14.7 million in NOP for 2009, the Board established an operating plan calling for $28.4 million in NOP for 2010. The Committee established a bonus plan with a threshold of 50% of target payout for achievement of this planned NOP level (after bonus expense) and 100% of target payout for achievement of $35.6 million in NOP, an increase of more than 25% over planned NOP. Above the target level, approximately 33% of incremental NOP was added to the bonus plan and employees had the opportunity to earn up to 250% of target levels for significantly exceeding the planned NOP goal. The company achieved $52.4 million in NOP for 2010 (after bonus expense), which exceeded planned NOP by 85% and exceeded 2009 NOP by 153%, resulting in bonus payments at 217% of target level. The Committee believes that the annual cash incentive plan was an important element in motivating performance that significantly exceeded both internal and external expectations for 2010.

For 2011, the Committee plans to maintain the annual bonus plan design essentially similar to the 2010 plan design, with bonus payments based exclusively on company-wide NOP goals and continuing with quarterly payments of up to 50% of pro rated target levels in order to maintain the focus on near-term, critical business objectives, with the opportunity remaining to earn the full-year bonus if the full-year target is achieved. Consistent with the 2010 plan, approximately 33% of incremental NOP above targeted NOP levels is added to the bonus plan and, for performance that would significantly exceed both internal and external expectations, employees may earn up to 250% of target bonus levels. In order to preserve flexibility to recognize and reward extraordinary individual performance, the Committee has reserved discretionary authority to pay up to 20% of target levels even if the company-wide threshold performance target is not achieved.

Long-Term Equity-Based Incentive Compensation. The company makes long-term incentive compensation grants to its executive officers and other employees to align their interests with those of our shareholders, as well as to provide total compensation which is competitive in the marketplaces in which the company competes for top talent. As the company offers no pension plan, this pay component is an important enabler of retirement security for executives and other employees who have dedicated a significant portion of their working career to our business.

Executive officers and other key employees are eligible for equity-based grants upon joining the company and thereafter on an annual basis. We have historically provided four different types of equity awards to our executive officers:

- Stock Option Awards provide the right to purchase a specific number of shares at a fixed exercise price equal to the fair market value of the shares on the date of grant, with these rights typically vesting in annual increments of 25% of the number of options granted on each of the first four anniversaries of the date of grant so long as the employee continues in service with the company;

- Performance Stock Option Awards are stock option grants in which the number of options is subject to adjustment based on performance versus company objectives;

- Restricted Stock Awards are full share grants that become fully vested and owned by the employee free of restrictions at the end of a number of years (typically four years) from the date of grant so long as the employee continues in service with the company; and

- Performance Restricted Stock Awards are restricted stock awards in which the number of shares granted is subject to adjustment based on performance versus company objectives.

Up until 2005, Stock Option Awards and Restricted Stock Awards were the only forms of long-term equity-based compensation utilized by the company. Executives and other stock program participants would annually receive Stock Option Awards. In addition, certain executives and other key employees were selected to receive special Restricted Stock Awards for recognition and retention purposes. Starting in 2005, the company began to grant Performance Restricted Stock Awards in addition to Stock Option Awards, with the mix of annual awards for executive officers targeted at 75% Stock Option Awards and 25% Performance Restricted Stock Awards. Since 2007, our annual equity awards to executive officers have generally been in the form of performance-based awards, with the mix for executive officers targeted at 75% Performance Stock Option Awards and 25% Performance Restricted Stock Awards. In 2008, some participant choice was introduced, whereby executive officers could choose between either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to Performance Restricted Stock Awards.

In determining the economic value of long term equity-based incentive compensation to be granted to each stock plan participant, the following four criteria are considered:

- Organizational Performance, including historical total shareholder returns, net sales and earnings growth relative to internal targets and external peer comparisons, and strategic accomplishments.

- Individual Performance, including levels of responsibility and impact on both our current results and our long-term competitive position. Our equity-based incentive grants have generally been the primary vehicle to provide differentiation in rewards for individual performance. These long-term incentive grants are also designed to support the long-term retention of plan participants.

- Market Survey Information, including current market position (both individually and in the aggregate), intended market competitive position, and market trends.

- Prior Awards, including both the number of stock options and restricted shares awarded and the accumulated "holding power" of unvested equity to motivate employee retention.

Performance-based stock awards granted in 2007 could increase by up to 50% of the number of shares subject to the grant based on achieving 125% or more of the company's NOP objective for 2007, and could decrease by up to 75% based on achieving 65% or less of the NOP objective. As the company did not achieve its performance objectives in 2007, all performance-based stock awards granted to executive officers in 2007 were reduced by 75% of the number of shares originally granted.

For 2008, due to the volatility and uncertainty in prevailing economic conditions, and the resulting challenges in assessing the degree of difficulty in achieving 2008 NOP goals, the Committee narrowed the range of upward or downward adjustment of performance-based awards to 25% either way. As the company did not achieve its performance objectives in 2008, the performance-based stock awards granted to executive officers in the beginning of 2008 were all reduced by 25% of the number of shares originally granted.

Following a challenging year in 2008, annual stock and stock option awards for 2009 were deferred until June, when there would be greater clarity as to the company's business performance and financial condition. Again, due to the continuing challenges in assessing the degree of difficulty in achieving 2009 NOP goals, the Committee determined not to allow for any upward adjustment of the awards for over-achievement versus NOP goals, whereas the awards could be reduced by up to 50% for under-achievement versus NOP goals. As the company's NOP goal for 2009 was fully achieved, the performance-based stock awards granted in 2009 were not subsequently reduced below the grant date amounts.

In December 2009, the Committee approved special restricted stock awards of 20,000 shares each for James C. Raabe and Mark A. Kimball in recognition of their efforts in connection with the recapitalization of the company accomplished in 2009. In February 2010, the Committee approved a special restricted stock award in the amount of 40,000 shares for William R. McLaughlin in recognition of his leadership efforts in the company's dramatic improvement in performance in 2009 and in order to place his total compensation at a level of competitiveness consistent with our compensation philosophy.

In 2010, annual grants of equity awards were deferred to the middle of the year, pending shareholder approval of the 2010 Omnibus Incentive Plan, which was approved by shareholders at the annual meeting in May of 2010. Subsequently, the named executive officers were granted equity awards in the following amounts in June of 2010:

	Performance-Based Awards (# of Shares)		Special Recognition and Retention Awards (# of Shares)		
	RSA's 4-Yr Vest	Stock Options 4-Yr Vest	RSA's 2-Yr Vest	Stock Options 2-Yr Vest	Total Grant Date Fair Value
William R. McLaughlin	83,250	---	51,282	80,128	$2,121,785
James C. Raabe	9,000	27,000	2,500	7,500	$ 327,779
Shelly R. Ibach	11,250	33,750	3,500	10,500	$ 420,412
Kathy V. Roedel	11,250	33,750	3,500	10,500	$ 420,412
Mark A. Kimball	9,000	27,000	2,500	7,500	$ 327,779

In order to provide a significant incentive for accelerating growth in both sales and profitability versus the annual operating plan for 2010, the foregoing performance-based awards were subject to upward adjustment by 50% of the number of shares initially granted based on achievement of stretch objectives of $602 million in net sales (12% in excess of planned net sales) and $46 million in NOP (62% in excess of planned NOP). As these performance objectives were exceeded in 2010, the numbers of shares set forth above reflect the numbers of shares after the 50% increase.

The additional Restricted Stock Awards and Stock Option Awards vesting over two years granted in mid-2010 to members of the senior management team were in recognition of the dramatic improvement in business performance that began in 2009 and was accelerated in 2010. These grants were also designed to drive retention of the management team responsible for this dramatic improvement in business performance.

Our Chief Executive Officer, William R. McLaughlin, has been eligible for limited equity-based awards in recent years as a result of the multi-year Stock Option Award he received in March 2006, in return for his commitment to continue in his position as CEO for at least five more years. This special one time grant of 562,500 options represented five times Mr. McLaughlin's normal annual Stock Option Award. The Board made this special grant in recognition of Mr. McLaughlin's exceptional performance in the years preceding the award and to assure continuity at the top of the company so as to perpetuate the distinctive growth the company was achieving. As originally granted, these options would have vested 100% on a "cliff" basis in March of 2011. In April 2008, in conjunction with other restructuring actions taken to improve future company performance, Mr. McLaughlin proposed to change the cliff-vesting date of these options to December of 2015 (requiring Mr. McLaughlin to work longer to earn the same economic value from this stock grant and lowering the company's annual compensation costs), and this proposal was accepted by the Committee.

In May of 2010, shareholders approved the Select Comfort Corporation 2010 Omnibus Incentive Plan, which governs not only our annual cash incentive program for 2011 and future years, but also our long-term equity incentive program for grants in 2010 and future years. Our equity plans in place prior to the adoption of the 2010 Omnibus Incentive Plan included a "single trigger" change in control provision whereby the vesting of outstanding equity awards would be accelerated upon a change in control of the company. The 2010 Omnibus Incentive Plan, however, incorporated a "double-trigger" change in control provision whereby acceleration of equity awards granted under the plan will occur only upon the termination of the employee's service, a material reduction in an employee's base salary, a discontinuation of participation in certain long-term cash or equity benefits provided to comparable employees, a significant change in job responsibilities or the need to relocate, provided these events occur within 2 years following a change in control. With this "double trigger" change in control provision, tying accelerated vesting to a change in control *and* a subsequent event, we believe we are striking an appropriate balance between the interests of our shareholders and the interests of our employees.

Severance Compensation. In February of 2007, the Committee adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"). The Severance Plan establishes severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Under the Severance Plan, upon termination of employment by the company without cause, the CEO would be entitled to a base amount of severance pay equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. Each of the other named executive officers, upon termination of employment by the company without cause, would be entitled to a base amount of severance pay equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination.

In addition to the base severance compensation described above, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO and one year for the other named executive officers); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

Though not specified in the Severance Plan and not an obligation of the company, the company's practice is to support a terminated executive's efforts to obtain future employment by contracting with a professional outplacement firm at competitive rates to provide individual consultation services during the severance period.

Severance benefits are only payable following the eligible employee's termination of employment by the company without cause or by the employee for "good reason" as defined by the Severance Plan. No severance payment would be triggered solely by a change-in-control of the company. The Severance Plan does provide, however, that during a 24-month period following a change-in-control of the company, the company may not terminate the Severance Plan and may not reduce the severance benefits payable to participants who are employed by the company immediately prior to the change-in-control.

The Severance Plan was adopted in order to establish consistent severance benefits for senior executives and to establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation. Prior to the adoption of the Severance Plan, some but not all of our senior executives were entitled to severance benefits pursuant to their employment offer letters. The Severance Plan provides more uniform benefits across the senior management team. No participant would receive less under the Severance Plan than he or she would be entitled to under his or her individual offer letter, and any such payment under an individual offer letter would be deducted from the amount payable under the Severance Plan.

In developing the Severance Plan and determining the benefits payable under the Severance Plan, the Committee considered broad-based data received from an independent compensation consultant relative to typical severance benefits and concluded that the benefits payable under the Severance Plan were generally at or below the broad-based data.

Benefits and Perquisites. Our executive officers generally receive the same menu of benefits as are available to other full-time employees, including but not limited to the following:

- 401(k) Plan. All of our full-time employees age 21 and older are eligible to participate in our 401(k) savings plan. The 401(k) plan includes company stock as an investment option, providing another opportunity for our senior executives and other employees to build stock ownership in our company. The company has historically provided a guaranteed match of 100% of the first 2% contributed by employees and 50% of the next 4% contributed by employees. The company match portion is subject to vesting at the rate of 25% per year over the first four years of the participant's employment. In the fourth quarter of fiscal 2008, in order to reduce costs and preserve cash, the company match feature of the 401(k) plan was suspended indefinitely. At the beginning of 2010, the match feature was re-introduced at the rate of 50% of the first 4% contributed by employees, an effective matching rate of 2%. The company's goal is to gradually migrate the formula to an effective matching rate of greater than 3%.

- Non-Qualified Deferred Compensation Plan. Our director-level and above employees may defer a portion of their compensation under a non-qualified deferred compensation plan that offers a range of investment options similar to those available under our 401(k) plan. The company does not contribute any compensation to this plan.

As the company provides no pension plan, we believe the 401(k) plan and the non-qualified deferred compensation plan are important elements in retirement planning for executives and other employees.

We generally avoid special executive perquisites. We do offer two executive benefits to senior management that are designed to address specific corporate purposes:

- Annual Physical Exam. Members of our senior management team are encouraged to annually undergo a comprehensive physical examination. The company offers several options to complete this requirement, which generally range in cost from $2,300 to $4,000. These costs, after insurance coverage, are paid by the company and constitute taxable wages to the executive that are *not* "grossed up" for tax purposes. This benefit is designed to promote preventive care, enhance the health and wellness of senior management and to catch potential health issues at an early stage.

- Tax and Financial Planning. Members of our senior management team are eligible for reimbursement of expenses for tax and financial planning services up to $7,500 per year for the CEO and up to $4,000 per year for executive or senior vice presidents. Amounts reimbursed under this benefit represent taxable wages that are *not* "grossed up" for tax purposes. This benefit is designed to enhance financial planning, to avoid distraction of members of the senior management team and to promote tax compliance.

Stock Ownership Guidelines

Under stock ownership guidelines established by the Board, within five years of joining the company, the CEO is expected to achieve and maintain stock ownership equal to five times base salary and all other executive officers are expected to achieve and maintain stock ownership equal to three times their base salaries. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer) and (2) vested stock options after taxes at an estimated effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

Any executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to the exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code requires that we meet specific criteria, including shareholder approval of certain stock and incentive plans, in order to deduct, for federal income tax purposes, compensation over $1 million per individual paid to our Chief Executive Officer and each of our four other most highly compensated executives. Our equity-based incentive plans and our annual cash bonus plan are designed to permit the grant and payment of equity or cash incentive awards that are fully deductible as performance-based compensation under the Internal Revenue Code. In reviewing and adopting other executive compensation programs, the Committee plans to continue to consider the impact of Section 162(m) limitations in light of the materiality of the deductibility of potential benefits and the impact of such limitations on other compensation objectives. Because the Committee seeks to maintain flexibility in accomplishing the company's compensation goals, however, it has not adopted a policy that all compensation must be fully deductible.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors has reviewed and discussed the preceding Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Management Development and Compensation Committee

Michael A. Peel, Chair
David T. Kollat
Ervin R. Shames

The foregoing Compensation Committee Report shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of the named executive officers for the 2010 fiscal year ended January 1, 2011 (and for the 2008 and 2009 fiscal years). The details of our named executive officers' compensation are discussed in detail in the Compensation Discussion and Analysis beginning on page 24.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[4] ($)	Total ($)
William R. McLaughlin[3] President and CEO	2010	$706,538	---	$1,621,025	$500,760	$1,000,000	---	$ 4,900	$3,833,223
	2009	$690,000	---	$ 52,159	---	$ 507,548	---	$ 0	$1,249,707
	2008	$106,154	---	$ 101,250	---	---	---	$ 15,977	$ 223,381
James C. Raabe SVP and CFO	2010	$315,673	---	$ 112,171	$215,608	$ 376,183	---	$ 9,170	$1,028,805
	2009	$295,000	---	$ 148,095	$ 32,690	$ 162,250	---	$ 2,750	$ 640,785
	2008	$300,673	---	$ 21,267	$ 62,453	---	---	$ 11,213	$ 395,605
Shelly R. Ibach EVP, Sales and Merchandising	2010	$358,683	---	$ 143,872	$276,540	$ 458,241	---	$ 11,308	$1,248,644
	2009	$350,000	---	$ 23,598	$ 32,833	$ 210,000	---	$ 4,558	$ 620,989
	2008	$318,654	$25,000	$ 21,267	$122,478	---	---	$ 18,632	$ 506,030
Kathryn V. Roedel EVP, Product and Service	2010	$325,292		$ 143,872	$276,540	$ 423,370	---	$ 8,569	$1,177,643
	2009	$320,000	---	$ 23,598	$ 32,833	$ 192,000	---	$ 1,314	$ 569,745
	2008	$303,077	---	$ 42,417	$124,559	---	---	$ 7,377	$ 477,430
Mark A. Kimball SVP and General Counsel	2010	$287,404	---	$ 112,171	$215,608	$ 342,672	---	$ 4,900	$ 962,755
	2009	$275,000	---	$ 142,221	$ 24,518	$ 151,250	---	$ 60	$ 593,049
	2008	$280,288	---	$ 23,383	$ 68,663	---	---	$ 7,454	$ 379,789

(1) Reflects the aggregate grant date fair value of stock and option awards granted during fiscal years 2010, 2009 and 2008, computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, for a discussion of the relevant assumptions used in calculating these amounts.

(2) Represents annual incentive compensation earned in 2010 under the Select Comfort Corporation Executive and Key Employee Incentive Plan.

(3) Effective February 21, 2008, Mr. McLaughlin offered to forego his annual base salary for the balance of 2008 until the company achieved growth in same store sales of at least 1% for not less than four consecutive weeks.

(4) In 2010, all other compensation includes the costs of (i) reimbursement for personal financial planning and tax advice; and (ii) company sponsored physical exam.

Grant of Plan-Based Awards

The following table summarizes grants of equity and non-equity plan-based awards to each of the named executive officers during the 2010 fiscal year ended January 1, 2011.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Option Grants[3]						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
William R. McLaughlin		$264,808	$529,615	$1,000,000										
	2/17/10										40,000			$308,800
	6/4/10				55,500	55,500	83,250							$812,021
	6/4/10										51,282			$500,205
	6/4/10											80,128	$9.75	$500,760
James C. Raabe		$ 86,678	$173,356	$ 433,389										
	6/4/10				6,000	6,000	9,000							$ 87,786
	6/4/10							18,000	18,000	27,000			$9.75	$168,737
	6/4/10										2,500			$ 24,385
	6/4/10											7,500	$9.75	$ 46,871
Shelly R. Ibach		$105,586	$211,171	$ 527,928										
	6/4/10				7,500	7,500	11,250							$109,733
	6/4/10							22,500	22,500	33,750			$9.75	$210,921
	6/4/10										3,500			$ 34,139
	6/4/10											10,500	$9.75	$ 65,620
Kathryn V. Roedel		$ 97,551	$195,102	$ 487,754										
	6/4/10				7,500	7,500	11,250							$109,733
	6/4/10							22,500	22,500	33,750			$9.75	$210,921
	6/4/10										3,500			$ 34,139
	6/4/10											10,500	$9.75	$ 65,620
Mark A. Kimball		$ 78,957	$157,913	$ 394,784										
	6/4/10				6,000	6,000	9,000							$ 87,786
	6/4/10							18,000	18,000	27,000			$9.75	$168,737
	6/4/10										2,500			$ 24,385
	6/4/10											7,500	$9.75	$ 46,871

---

(1) This represents the annual cash incentive opportunity for 2010 under the Select Comfort Corporation Executive and Key Employee Incentive Plan. The actual amounts paid out under this plan for 2010 are reported in column (g) of the Summary Compensation Table. The threshold reflects the amount that would be payable under the plan if the minimum performance level is achieved for company-wide performance goals. If the minimum performance level for payment of the threshold amount is not achieved, then no bonus would be payable under the plan.

(2) These awards represent performance stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the target/maximum based on company performance in the year of grant. For 2010, there was no potential decrease in the number of shares awarded and therefore, the target and minimum are the same. The performance criteria was met and the award has been adjusted to the maximum number of shares. The adjusted amount of the award then fully vests after four years from the grant date. If any dividends are paid on our common stock, the holders of the performance stock awards would receive dividends at the same rate as paid to other shareholders if and when the performance stock award becomes fully vested.

(3) These awards represent performance stock options described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the target/maximum based on company performance in the year of grant. For 2010, there was no potential decrease in the number of options and therefore, the target and minimum are the same. The performance criteria was met and the award has been adjusted to the maximum number of shares. These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 25% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment.

(4) These awards represent stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The amount of the award fully vests after two years from the grant date. If any dividends are paid on our common stock, the holders of the stock awards would receive dividends at the same rate as paid to other shareholders if and when the stock award becomes fully vested.

(5) These awards represent stock options described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 50% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment.

(6) Reflects the grant date fair value computed in accordance with FASB ASC Topic 718. The valuation on performance-based options and awards reflects the maximum payout as the performance criteria was achieved and the options and awards have been adjusted to the maximum level.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the total outstanding equity awards for each of the named executive officers as of January 1, 2011.

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William R. McLaughlin	48,238	---	---	$ 1.82	1/30/2012	---	---	---	---
	58,427	---	---	$ 6.03	2/24/2013	---	---	---	---
	112,500	---	---	$16.57	2/12/2014	---	---	---	---
	112,500	---	---	$13.49	2/24/2015	---	---	---	---
	---	562,500[1]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	9,375[3]	$ 85,594	---	---
	---	---	---	---	---	28,125[4]	$ 256,781	---	---
	---	---	---	---	---	55,500[7]	$ 506,715	---	---
	---	---	---	---	---	40,000[10]	$ 365,200	---	---
	---	80,128[16]	---	$ 9.75	6/4/2020	---	---	---	---
	---	---	---	---	---	134,532[17]	$1,228,277	---	---
James C. Raabe	35,830	---	---	$ 0.67	6/8/2011	---	---	---	---
	27,084	---	---	$ 1.82	1/30/2012	---	---	---	---
	37,501	---	---	$ 6.03	2/24/2013	---	---	---	---
	30,001	---	---	$16.57	2/12/2014	---	---	---	---
	37,500	---	---	$13.49	2/24/2015	---	---	---	---
	30,000	---	---	$24.65	3/2/2016	---	---	---	---
	5,625	1,875[2]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,500[3]	$ 13,695	---	---
	18,219	15,719[5]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	5,656[6]	$ 51,639	---	---
	12,500	37,500[8]		$ 0.94	6/1/2019	---	---	---	---
	---	---	---	---	---	25,000[7]	$ 228,250	---	---
	---	---	---	---	---	20,000[9]	$ 182,600	---	---
	---	34,500[18]	---	$ 9.75	6/4/2020	---	---	---	---
	---	---	---	---	---	11,500[19]	$ 104,995	---	---
Shelly R. Ibach	10,875	3,625[11]	---	$18.22	4/2/2017	---	---	---	---
	---	---	---	---	---	3,750[12]	$ 34,238	---	---
	18,750	6,250[13]	---	$10.63	11/27/2017	---	---	---	---
	18,219	15,719[5]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	5,656[6]	$ 51,639	---	---
	6,250	18,750[8]	---	$ 0.94	6/1/2019	---	---	---	---
	---	---	---	---	---	12,500[7]	$ 114,125	---	---
	7,500	22,500[14]	---	$ 0.79	6/18/2019	---	---	---	---
	---	---	---	---	---	15,000[15]	$ 136,950	---	---
	---	44,250[18]	---	$ 9.75	6/4/2020	---	---	---	---
	---	---	---	---	---	14,750[19]	$ 134,668	---	---

Outstanding Equity Awards at Fiscal Year-End, continued

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kathryn V. Roedel	56,250	---	---	$13.54	4/4/2015	---	---	---	---
	11,400	---	---	$24.65	3/2/2016	---	---	---	---
	2,862	954[2]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	892[3]	$ 8,144	---	---
	23,710	17,835[5]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	8,413[6]	$ 76,811	---	---
	5,376	16,129[8]	---	$ 0.94	6/1/2019	---	---	---	---
	---	---	---	---	---	11,661[7]	$ 106,465	---	---
	6,542	19,627[14]	---	$ 0.79	6/18/2019	---	---	---	---
	---	---	---	---	---	14,081[15]	$ 128,560	---	---
	---	44,250[18]	---	$ 9.75	6/4/2020	---	---	---	---
	---	---	---	---	---	14,750[19]	$ 134,668	---	---
Mark A. Kimball	20,831	---	---	$ 1.82	1/30/2012	---	---	---	---
	33,751	---	---	$ 6.03	2/24/2013	---	---	---	---
	30,001	---	---	$16.57	2/12/2014	---	---	---	---
	30,000	---	---	$13.49	2/24/2015	---	---	---	---
	25,500	---	---	$24.65	3/2/2016	---	---	---	---
	4,687	1,563[2]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,250[3]	$ 11,413	---	---
	19,906	17,407[5]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	6,219[6]	$ 56,779	---	---
	9,375	28,125[8]	---	$ 0.94	6/1/2019	---	---	---	---
	---	---	---	---	---	18,750[7]	$ 171,188	---	---
	---	---	---	---	---	20,000[9]	$ 182,600	---	---
	---	34,500[18]	---	$ 9.75	6/4/2020	---	---	---	---
	---	---	---	---	---	11,500[19]	$ 104,995	---	---

(1) This stock option award was granted on March 2, 2006 and vests 100% on December 2, 2015, subject to continuing employment.

(2) These performance stock options were granted on February 22, 2007 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(3) These performance stock awards were granted on February 22, 2007 and vest 100% on February 22, 2011, subject to continuing employment.

(4) This performance stock award was granted on March 31, 2008 and vests 100% on March 31, 2012, subject to continuing employment.

(5) These stock options were granted on March 7, 2008. A portion is subject to performance and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment. The remaining portion, not subject to performance, vests 33% each year on each of the first three anniversaries of the date of grant, subject to continuing employment.

(6) These restricted stock awards were granted on March 7, 2008. A portion of the award is subject to performance and vests 100% on March 7, 2012, subject to continuing employment. The remaining portion, not subject to performance, vests 100% on March 7, 2011, subject to continuing employment.

(7) These performance stock awards were granted on June 1, 2009 and vest 100% on June 1, 2013, subject to continuing employment.

(8) These performance stock options were granted on June 1, 2009 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(9) These stock awards were granted on December 14, 2009 and vest 100% on December 14, 2012, subject to continuing employment.

(10) This stock award was granted on February 17, 2010 and vests 100% on February 17, 2013, subject to continuing employment.

(11) This stock option was granted on April 2, 2007 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(12) This stock award was granted on April 2, 2007 and vests 100% on April 2, 2011, subject to continuing employment.

(13) This stock option was granted on November 27, 2007 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(14) These performance stock options were granted on June 18, 2009 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(15) These performance stock awards were granted on June 18, 2009 and vest 100% on June 18, 2013, subject to continuing employment.

(16) This stock option award was granted on June 4, 2010 and vests 50% each year on each of the first two anniversaries of the date of grant, subject to continuing employment.

(17) These restricted stock awards were granted on June 4, 2010. A portion of the award is subject to performance and vests 100% on June 4, 2012, subject to continuing employment. The remaining portion, not subject to performance, also vests 100% on June 4, 2012, subject to continuing employment.

(18) These stock options were granted on June 4, 2010. A portion is subject to performance and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment. The remaining portion, not subject to performance, vests 50% each year on each of the first two anniversaries of the date of grant, subject to continuing employment.

(19) These restricted stock awards were granted on June 4, 2010. A portion of the award is subject to performance and vests 100% on June 4, 2014, subject to continuing employment. The remaining portion, not subject to performance, vests 100% on June 4, 2012, subject to continuing employment.

Option Exercises and Stock Vested

The following table summarizes the stock options exercised and restricted stock awards vested for each of the named executive officers during the fiscal year ended January 1, 2011.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
William R. McLaughlin	1,116,400	$4,477,801	37,500	$306,750
James C. Raabe	47,251	$ 345,983	6,000	$ 49,080
Shelly R. Ibach	50,000	$ 107,000	---	---
Kathryn V. Roedel	---	---	4,500	$ 36,810
Mark A. Kimball	69,001	$ 330,083	5,250	$ 42,945

(1) The value realized on the exercise of stock options for purposes of this table is based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the stock option.

(2) The value realized on the vesting of stock awards for purposes of this table is based on the fair market value of our common stock on the date of vesting of the award.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of January 1, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	3,985,000	$11.72	1,952,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	3,985,000	$11.72	1,952,000

(1) Includes the Select Comfort Corporation 1997 Stock Incentive Plan, the Select Comfort Corporation 2004 Stock Incentive Plan and the Select Comfort 2010 Omnibus Incentive Plan.

Nonqualified Deferred Compensation

The following table summarizes the aggregate earnings and balances for each of the named executive officers under the Select Comfort Executive Investment Plan, the company's non-qualified deferred compensation plan (described in greater detail below), for the 2010 fiscal year ended January 1, 2011.

(a)	(b)	(c)	(d)	(e)	(f)
Name	**Executive Contributions in Last Fiscal Year ($)**	**Registrant Contributions in Last Fiscal Year[1] ($)**	**Aggregate Earnings in Last Fiscal Year[1] ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last Fiscal Year-End[1] ($)**
William R. McLaughlin	---	---	$77,533	---	$497,708
James C. Raabe	---	---	---	---	---
Shelly R. Ibach	---	---	---	---	---
Kathryn V. Roedel	---	---	$ 2,556	---	$ 87,752
Mark A. Kimball	---	---	---	---	---

(1) Among the named executive officers, only Mr. McLaughlin and Ms. Roedel had account balances under the plan during fiscal year 2010. Neither Mr. McLaughlin nor Ms. Roedel elected to make additional contributions (salary or bonus deferrals) to the plan in fiscal year 2010. Amounts listed for aggregate balances are from contributions, which if earned in or after the 2006 fiscal year, were reported in the Summary Compensation Table for the year in which the amount was earned, plus any earnings in subsequent years.

Director level and above employees are eligible to participate in the Select Comfort Executive Investment Plan, which allows eligible employees to defer up to 50% of base salary and up to 100% of bonus compensation on a pre-tax basis. The employee contributions may be made to a "savings account" or a "fixed period account." In addition to contributions made by eligible employees, the company may elect to make discretionary employer contributions under this plan to a "retirement account." The company has not elected to make any discretionary company contributions to this plan.

A participant's account balance under the plan is credited with earnings credits which are based on deemed investment in a variety of funds made available by the plan administrator and which are currently similar to the investment fund options available under the company's 401(k) plan. The participant selects the funds into which the account balance is deemed to be invested and these allocations may be changed by the participant at any time.

Savings and retirement account balances under the Select Comfort Executive Investment Plan are paid out no earlier than the beginning of the year following the year of the participant's retirement or termination of employment. Payment of the fixed period account balance depends on the date (or dates) of distribution elected by the participant at the time he or she made the election to defer salary or bonus to a fixed period account. Prior to termination of employment (or the fixed payment date), a participant may be allowed to access funds in his or her account in the event of certain unforeseeable hardships. Distributions to the participant may be made in a lump sum payment or in annual installment payments. The participant's account balance (if any) upon his or her date of death is paid in a lump sum to the participant's beneficiary or beneficiaries under the plan.

Employment Letter Agreements, Severance Plan and Potential Payments upon Termination or Change in Control

Employment Letter Agreements

William R. McLaughlin. We have entered into an employment letter agreement with William R. McLaughlin pursuant to which he serves as our Chief Executive Officer. Under the terms of this letter agreement, upon involuntary termination of Mr. McLaughlin's employment by the Board or constructive dismissal, he is entitled to one year's salary as severance compensation. Also under the terms of this letter agreement, upon an involuntary termination or constructive dismissal of Mr. McLaughlin's employment following a change in control, he would be entitled to two years' salary as severance compensation. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Shelly R. Ibach. We have entered into an employment letter agreement with Shelly R. Ibach pursuant to which she serves as Executive Vice President, Sales and Merchandising. Under this letter agreement, upon termination of Ms. Ibach's employment without cause, she is entitled to receive six months base salary as severance compensation, and if such termination occurs more than half-way through a fiscal year of the company, she is entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Kathryn V. Roedel. We have entered into an employment letter agreement with Kathryn V. Roedel pursuant to which she serves as Executive Vice President, Product and Service. Under this letter agreement, upon the involuntary termination of Ms. Roedel's employment following a change in control, or upon a termination without cause, she is entitled to one year's salary as severance compensation, and if such termination occurs more than half-way through a fiscal year of the company, she is entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any severance compensation payable under this letter agreement would be subject to a standard release of claims and would also reduce by the same amount any amount payable under the company's severance plan.

Mark A. Kimball. We have entered into an employment letter agreement with Mark A. Kimball pursuant to which he serves as Senior Vice President, General Counsel, Chief Administrative Officer and Secretary. Under this letter agreement, upon termination of Mr. Kimball's employment without cause, he is entitled to one year's salary as severance compensation. Any payment of severance compensation under this letter agreement would reduce by the same amount any amount payable under the company's severance plan.

Severance Plan

Effective as of February 22, 2007, our Board of Directors adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"), establishing severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause or upon a resignation for "good reason" as defined by the plan. Prior to the adoption of the Severance Plan, some but not all of the senior executives were entitled to severance benefits pursuant to employment offer letters negotiated at the time of hire. The Severance Plan was adopted in order to (i) provide consistent severance benefits for the company's senior executives and (ii) establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation.

Compensation would only be payable under the Severance Plan upon termination of employment without "cause," as defined in the plan, or in the event of a resignation for "good reason," as defined by the plan. No compensation would be payable under the Severance Plan upon (i) termination of employment for cause, (ii) termination of employment due to the resignation, retirement or death of the employee, or (iii) a change in control of the company.

Benefits under the Severance Plan are conditioned upon execution and delivery to the company of a general release of claims and return of any company property. In addition, any severance compensation remaining to be paid would be terminated in the event the release described above is declared invalid or is revoked or attempted to be revoked, or in the event of a violation by the employee of a non-compete or confidentiality agreement with the company. Each of the named executive officers has signed a non-compete agreement extending for one year following termination of employment and a confidentiality agreement of indefinite duration.

For the CEO, the base severance compensation is equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. For each of the other named executive officers, the base severance compensation is equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. The base severance compensation would be paid in a lump sum within a reasonable time following the employee's termination of employment and in no event later than March 1 of the year following the year during which the termination of employment occurs.

In addition to the base severance compensation, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO, one year for Executive or Senior Vice Presidents); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

As a result, assuming termination of employment as of the last day of our most recently completed fiscal year (January 1, 2011), the following amounts would have been payable in the event of the termination of the applicable employee without cause or upon a constructive dismissal:

Executive Officer	Base Severance Compensation	Total COBRA Continuation Payments
William R. McLaughlin	$3,017,500	$ 16,542
James C. Raabe	$ 672,000	$ 10,760
Shelly R. Ibach	$ 794,200	$ 8,429
Kathryn V. Roedel	$ 717,200	$ 8,355
Mark A. Kimball	$ 609,000	$ 10,695

Change in Control Provisions – 1997 and 2004 Stock Incentive Plans

Under our company's 1997 Stock Incentive Plan (the "1997 Plan") and 2004 Stock Incentive Plan (the "2004 Plan"), if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter, all outstanding stock options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options have been granted remains in the employ or service of our company or any subsidiary.

In addition, under the 1997 Plan and the 2004 Plan, if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter:

- All outstanding stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such stock appreciation rights have been granted remains in the employ or service of our company or any subsidiary;
- All outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and
- All outstanding performance units, stock bonuses and performance stock awards will vest and/or continue to vest in the manner determined by the Compensation Committee and set forth in the agreement evidencing such performance units or stock bonuses.

There are presently no outstanding stock appreciation rights, performance units or stock bonuses.

In the event of a change in control, the Compensation Committee may pay cash for all or a portion of the outstanding options. The amount of cash the participants would receive will equal (a) the fair market value of such shares immediately prior to the change in control minus (b) the exercise price per share and any required tax withholding. The acceleration of the exercisability of options under the 1990 and 1997 Plans may be limited, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments."

Under the 1997 Plan and the 2004 Plan, a "change in control" will include any of the following:

- The sale, lease, exchange or other transfer of all or substantially all of the assets of our company to a corporation not controlled by our company;
- The approval by our shareholders of a plan or proposal for the liquidation or dissolution of our company;
- Any change in control that is required by the Securities and Exchange Commission to be reported;
- Any person who was not a shareholder of our company on the effective date of the Plan becomes the beneficial owner of 50% or more of the voting power of our company's outstanding common stock; or
- The "continuity" directors (directors as of the effective date of the Plan and their future nominees) ceasing to constitute a majority of the Board of Directors.

The foregoing provisions applicable to changes in control under our 1997 Plan and 2004 Plan apply equally to all employees holding incentive awards under these plans.

Change in Control Provisions – 2010 Omnibus Incentive Plan

While the events that are considered a change in control under our 1997 Plan, 2004 Plan, and 2010 Omnibus Incentive Plan (the "2010 Plan") are identical, our 2010 Plan, which governs incentive awards granted in 2010 and future years, contains a "double-trigger" change in control provision. Under this provision, if the company is the surviving company, or the surviving or acquiring company assumes our outstanding incentive awards or provides for their equivalent substitutes, then vesting of incentive awards is accelerated only upon the termination of the employee's service, a material reduction in an employee's base salary, a discontinuation of participation in certain long-term cash or equity benefits provided to comparable employees, a significant change in job responsibilities or the need to relocate, provided these events occur within two years following a change in control.

Director Compensation

The following table summarizes the total compensation paid or earned by each of the non-employee members of our Board of Directors for the 2010 fiscal year ended January 1, 2011.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	**Fees Earned or Paid in Cash ($)**	**Stock Awards[1] ($)**	**Option Awards[2] ($)**	**Non-Equity Incentive Plan Compensation ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation ($)**	**Total ($)**
Thomas J. Albani [3]	$ 12,667	---	---	---	---	---	$ 12,667
Stephen L. Gulis, Jr.	$ 43,500	$24,875	$31,872	---	---	---	$100,247
Christopher P. Kirchen	$ 37,500	$24,875	$31,872	---	---	---	$ 94,247
David T. Kollat	$ 34,750	$24,875	$31,872	---	---	---	$ 91,497
Brenda J. Lauderback	$ 39,000	$24,875	$31,872	---	---	---	$ 95,747
Michael A. Peel	$ 39,750	$24,875	$31,872	---	---	---	$ 96,497
Ervin R. Shames	$ 70,137	$24,875	$31,872	---	---	---	$126,884
Jean-Michel Valette	$101,113	$24,875	$31,872	---	---	---	$157,860

(1) Reflects the aggregate grant date fair value of restricted stock awards granted during fiscal year 2010, computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, for a discussion of the relevant assumptions used in calculating these amounts. As of January 1, 2011, each director had 2,500 restricted stock awards outstanding with the exception of Mr. Albani, who did not receive an award due to his retirement from the Board of Directors.

(2) Reflects the aggregate grant date fair value of stock option awards granted during fiscal year 2010, computed in accordance with FASB ASC Topic 718. See Note 7, *Shareholders' Equity*, to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, for a discussion of the relevant assumptions used in calculating these amounts. As of January 1, 2011, each director had the following number of stock options outstanding: Thomas J. Albani, 50,250; Stephen L. Gulis, Jr., 55,250; Christopher P. Kirchen, 63,000; David T. Kollat, 111,500; Brenda J. Lauderback, 77,750; Michael A. Peel, 96,500; Ervin R. Shames, 111,500; and Jean-Michel Valette, 81,500.

(3) Mr. Albani did not stand for re-election to the Board of Directors at the 2010 Annual Meeting and his term on the Board expired effective May 19, 2010. Mr. Albani did not receive a stock or option award in 2010.

Annual Retainer. Effective as of February 2011, all of our non-employee directors are entitled to receive an annual cash retainer of $40,000. The Chair of the Audit Committee receives additional compensation of $15,000 per year, and each of the members of the Audit Committee (other than the Chair) receives additional compensation of $7,500 per year. The Chairs of each of the other committees receives additional compensation of $10,000 per year, and each of the members of the other committees (other than the Chairs) receives additional compensation of $5,000 per year. The non-executive Chairman of the Board receives an additional retainer of $100,000 per year.

Meeting Fees. In March of 2009, the Committee approved the payment of meeting fees for Board and Committee meetings beyond the normal number of regular or typical meetings for the Board and each Committee in a fiscal year. Pursuant to this approval, non-employee directors (other than the Chairman of the Board) are entitled to (i) Board meeting fees of $1,000 per in-person meeting and $500 per telephonic meeting after a minimum of four Board meetings for the fiscal year, and (ii) Committee meeting fees of $750 per in-person Committee meeting and $500 per telephonic Committee meeting after a minimum of eight Audit Committee meetings and after a minimum of four meetings of each other Committee for the fiscal year.

Equity Compensation. Coincident with the annual meeting of shareholders, non-employee directors are eligible to receive $30,000 in restricted stock and $30,000 in stock options, based on Black-Scholes valuation, with the grants to vest on the earlier of one year from the date of grant or the date of the next annual meeting at which directors are elected to the Board, so long as the director continues to serve on our Board of Directors. All options granted to directors have an exercise price equal to the fair market value of our common stock on the date of grant and remain exercisable for a period of up to 10 years, subject to continuous service on our Board of Directors.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings of our Board or any Board committee and for attending director continuing education programs.

No Director Compensation for Employee Directors. Any director who is also an employee of our company does not receive additional compensation for service as a director.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(Proposal 2)

Background

In accordance with the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), we are submitting a non-binding, advisory resolution on executive compensation, or "Say-on-Pay" vote, for shareholder consideration.

We believe that our executive compensation program delivers strong alignment between pay and performance and is strongly aligned with the long-term interests of our shareholders. Our executive compensation program is designed to attract, motivate, reward and retain the senior management talent required to achieve our corporate objectives and drive long-term value for our shareholders.

Each of the principal elements of our executive compensation program - other than base salaries and certain benefit programs - is performance oriented, resulting in total compensation for executive officers that is closely aligned with company performance and shareholder returns. This is clearly reflected in the Summary Compensation Table on page 39 of this Proxy Statement.

Fiscal years 2007 and 2008 were extremely challenging for both the company and the entire mattress industry, and company performance did not meet internal or external expectations. The company's performance began to improve significantly in 2009 and was accelerated in 2010 as the company substantially exceeded both internal and external expectations. These performance results were reflected in the principal elements of our executive compensation program:

- Base Salaries in 2008 were largely frozen (or almost entirely foregone, in the case of our CEO) and merit increases were foregone. Modest merit increases and market adjustments were restored following 2009 and 2010.
- Annual Cash Incentive Compensation was not paid for either 2007 or 2008; was paid at target level for 2009; and was paid at significantly above target level for 2010.
- Long-Term Equity-Based Incentive Compensation has been subject to significant performance adjustments, resulting in stock-based awards that were substantially reduced in both 2007 and 2008; awards in 2009 were made at more modest levels in comparison with prior years and were not adjusted downward as the company exceeded its performance objectives; and 2010 awards were adjusted upward based on achievement of stretch objectives that were well above plan.

We urge shareholders to carefully consider the Compensation Discussion and Analysis beginning on page 24 of this Proxy Statement and the accompanying tables, which provide detailed information regarding key elements of our executive compensation program and our compensation philosophy and objectives.

Proposal

The Board of Directors recommends that shareholders approve the following advisory resolution at the 2011 annual meeting:

RESOLVED, that the shareholders of Select Comfort Corporation approve, on an advisory basis, the compensation of the company's executive officers described in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative in the Proxy Statement for the company's 2011 Annual Meeting of Shareholders.

Because this vote is advisory, it will not be binding on the company or the Board of Directors. However, the Management Development and Compensation Committee of the Board of Directors will take the outcome of the vote into account in determining future executive compensation arrangements.

Board Recommendation

The Board of Directors recommends that shareholders vote "**For**" approval of the foregoing resolution in favor of the company's executive compensation program.

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote in person or by proxy on this matter at the Annual Meeting, and at least a majority of the minimum number of shares necessary for a quorum, is necessary for approval of the foregoing resolution. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "**For**" approval of the foregoing resolution.

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

(Proposal 3)

Background

Pursuant to the Dodd-Frank Act, we are asking shareholders to vote on whether future advisory votes on executive compensation, or "Say-on-Pay" votes, should occur every year, every two years or every three years.

After careful consideration, the Board of Directors believes that it is in the best interests of our shareholders for future Say-on-Pay votes to occur every three years (triennially). The primary considerations driving this recommendation are:

- Our compensation programs are designed to reward and incentivize long-term performance and we seek to be consistent, without dramatic changes in our programs from year to year – a triennial vote would promote a longer term perspective on compensation programs, whereas an annual vote could lead to a short-term perspective inappropriately impacting compensation programs; and
- A triennial frequency would allow sufficient time between Say-on-Pay votes for the Management Development and Compensation Committee to fully understand shareholders' perspectives and to develop and implement changes, as well as for shareholders to see and evaluate the results of those changes.

In addition to the foregoing, we believe there are other, more effective means of obtaining specific and useful input from shareholders on executive compensation programs, both through existing avenues of communication and through continued proactive shareholder engagement. And finally, our compensation programs do not contain any significant risks that might be of concern to our shareholders, as confirmed by an annual review performed by the company and reviewed by the Management Development and Compensation Committee and its independent compensation consultant.

For the foregoing reasons, we encourage our shareholders to evaluate our executive compensation programs over a multi-year horizon and to review our named executive officers' compensation over the past three fiscal years as reported in the Summary Compensation Table included on page 39 of this Proxy Statement.

Although we believe that a triennial Say-on-Pay vote reflects the right balance of considerations for our company at this time, we intend to periodically reassess that view and can provide for more frequent Say-on-Pay votes if warranted by changes in our compensation programs or other considerations. In this regard, and because the Say-on-Pay vote is a newly regulated and evolving process, if shareholders approve a triennial frequency for our Say-on-Pay vote, we intend to solicit shareholders' preferences regarding the frequency of future Say-on-Pay votes again in three years (even though the Dodd-Frank Act only requires an advisory vote on the frequency of future Say-on-Pay votes every six years).

Proposal

Shareholders have four choices on the proxy card for their preference for the frequency of future Say-on-Pay votes: every 1 year, every 2 years, every 3 years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation will not be binding on the company or the Board of Directors. However, the Board of Directors will take the outcome of the vote into account in determining the frequency of future advisory votes on executive compensation. Notwithstanding the Board's recommendation, or the outcome of the shareholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on evolving trends in corporate governance, discussions with shareholders, changes in compensation programs or other considerations.

Board Recommendation

The Board of Directors recommends that shareholders vote for every **3 years** for the frequency of future advisory votes on executive compensation.

Vote Required

No particular vote is required to approve or disapprove this matter. The choice that receives the most votes of the shares of common stock present and entitled to vote in person or by proxy on this matter at the Annual Meeting will be considered the preference of the company's shareholders. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted for every **3 years** for the frequency of future advisory votes on executive compensation.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the charter is available at the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm*.

The Audit Committee is currently composed of three directors, each of whom is independent as defined by the National Association of Securities Dealers' listing standards. Throughout 2010, the Audit Committee included Stephen L. Gulis, Jr. (Chair), Christopher P. Kirchen and Jean-Michel Valette. Thomas J. Albani also served on the Audit Committee from February 2010 through our 2010 Annual Meeting of Shareholders, when he retired from our Board of Directors.

Management is responsible for our company's financial reporting processes and internal control over financial reporting. Deloitte & Touche LLP, our Independent Registered Public Accounting Firm, is responsible for auditing our company's consolidated financial statements for the 2010 fiscal year. This audit is to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met in person or by telephone conference nine times during 2010. These meetings involved representatives of management, internal audit and the independent auditors. At each of its regularly scheduled quarterly meetings, the Audit Committee meets in executive session and also meets separately with representatives of the Independent Registered Public Accounting Firm, the executive who leads our internal audit function, and representatives of the senior management team.

Management represented to the Audit Committee that our company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements, together with the results of management's assessment of the company's internal control over financial reporting, with management and the Independent Registered Public Accounting Firm. The Audit Committee discussed with the Independent Registered Public Accounting Firm the matters required to be discussed with the auditors under Statement on Auditing Standards No. 61 "*Communication with Audit Committees*" (Codification of Statements on Auditing Standards, AU 380). The Independent Registered Public Accounting Firm provided the Audit Committee with written disclosures required by applicable requirements of the Public Company Accounting Oversight Board, and discussed with the Independent Registered Public Accounting Firm that firm's independence.

Based upon the Audit Committee's discussions with management, internal audit and the Independent Registered Public Accounting Firm, and the Audit Committee's review of the representations of management and the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our company's Annual Report on Form 10-K for the year ended January 1, 2011, for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors

Stephen L. Gulis, Jr., Chair
Christopher P. Kirchen
Jean-Michel Valette

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 4)

Selection of Independent Registered Public Accounting Firm

Effective as of March 9, 2010, the Audit Committee of our Board of Directors selected Deloitte & Touche LLP ("Deloitte") as the company's independent registered public accounting firm ("Independent Auditors") for the 2010 fiscal year ending January 1, 2011. The Audit Committee has also selected Deloitte to serve as the company's Independent Auditors for the 2011 fiscal year ending December 31, 2011.

Also effective as of March 9, 2010, the Audit Committee approved the dismissal of KPMG LLP ("KPMG") as the company's Independent Auditors. KPMG had served as our Independent Auditors from 1993 through the 2009 fiscal year ended January 2, 2010. KPMG's report on our consolidated financial statements as of and for the 2009 fiscal year ended January 2, 2010 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that such report contained a separate paragraph that stated:

> "As described in Note 1 to the consolidated financial statements, the company adopted the provisions of SFAS 157, *Fair Value Measurements* (included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*), and SFAS 159, *The Fair Value Option for Financial Assets and Liabilities* (included in FASB ASC Topic 825, *Financial Instruments*), on December 30, 2007 and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (included in FASB ASC Topic 740, *Income Taxes*), on December 31, 2006."

During the two fiscal years ended January 2, 2010 and January 3, 2009 and through the date of KPMG's dismissal, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on our financial statements for such years. Further, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K occurring within our two most recent fiscal years and through the date of KPMG's dismissal.

During the two fiscal years ended January 2, 2010 and January 3, 2009 and through the date of engagement of Deloitte, neither we nor anyone on our behalf consulted Deloitte regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Although the Board is not required to submit the selection of Independent Auditors to shareholders for ratification, and the Board would not be bound by shareholder ratification or failure to ratify the selection, the Board wishes to submit the selection of Deloitte to serve as our

Independent Auditors for the 2011 fiscal year ending December 31, 2011 to our shareholders for ratification consistent with best practices in corporate governance.

If shareholders do not ratify the selection of Deloitte as our Independent Auditors, the Audit Committee will reconsider whether to retain Deloitte and may determine to retain that firm or another firm without resubmitting the matter to shareholders. Even if the selection of Deloitte is ratified by shareholders, the Audit Committee may, in its discretion, direct the appointment of a different firm of Independent Auditors at any time during the year if it determines that such a change would be in the best interests of the company and our shareholders.

Representatives of Deloitte will be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to questions from shareholders. We do not anticipate that representatives of KPMG will be present at the Annual Meeting and, as a result, representatives of KPMG will not be making a statement or responding to questions from shareholders at the Annual Meeting.

Audit and Other Fees

The aggregate fees billed for professional services by Deloitte & Touche LLP in 2010 and KPMG LLP in 2009 were:

	2010	2009
Audit fees	$318,885	$455,140
Audit-related fees [1]	2,200	18,000
Audit and audit-related fees	$321,085	$473,140
Tax fees [2]	240,888	--
All other fees	--	--
Total	$561,973	$473,140

(1) For 2010, these fees related to access to an online accounting research tool. For 2009, these fees related to the audit of the company's 401(k) plan.

(2) These fees are primarily for tax compliance services based on time and materials.

Under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission regarding auditor independence, the engagement of the company's Independent Auditors to provide audit or non-audit services for the company must either be approved by the Audit Committee before the engagement or entered into pursuant to pre-approval policies and procedures established by the Audit Committee. Our Audit Committee has not established any pre-approval policies or procedures and therefore all audit or non-audit services performed for the company by the Independent Auditors must be approved in advance of the engagement by the Audit Committee. Under limited circumstances, certain de minimus non-audit services may be approved by the Audit Committee retroactively. All services provided to the company by the Independent Auditors in 2010 were approved in advance of the engagement by the Audit Committee and no non-audit services were approved retroactively by the Audit Committee pursuant to the exception for certain de minimus services described above.

Board Recommendation

The Board recommends a vote "**For**" ratification of the selection of Deloitte as our Independent Auditors for the 2011 fiscal year ending December 31, 2011. Unless a contrary choice is specified, proxies solicited by the Board will be voted "**For**" the ratification of the selection of Deloitte as Independent Auditors.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us during the 2010 fiscal year ended January 1, 2011 and written representations by such persons, all reports were filed on a timely basis.

Shareholder Proposals for 2012 Annual Meeting

Any shareholder proposal requested to be included in the proxy materials for the 2012 Annual Meeting of Shareholders must (i) be received by our Senior Vice President, General Counsel and Secretary on or before November 30, 2011 and (ii) satisfy all of the requirements of, and not otherwise be permitted to be excluded under, Rule 14a-8 promulgated by the SEC and our Bylaws.

Our Bylaws require advance written notice to our company of shareholder-proposed business or of a shareholder's intention to make a nomination for director at an annual meeting of shareholders. They also limit the business which may be conducted at any special meeting of shareholders to business brought by the Board.

Specifically, the Bylaws provide that business may be brought before an annual meeting by a shareholder only if the shareholder provides written notice to the Secretary of our company not less than 120 days prior to the first anniversary of the date that we first released or mailed our proxy materials to shareholders in connection with the preceding year's annual meeting. Under these provisions, notice of a shareholder proposal to be presented at the 2012 Annual Meeting of Shareholders (but that is not requested to be included in the proxy materials) must be provided to the Secretary of our company on or before November 30, 2011. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year's annual meeting date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

A shareholder's notice must set forth:

- A description of the proposed business and the reasons for it,
- The name and address of the shareholder making the proposal,
- The class and number of shares of common stock owned by the shareholder, and
- A description of any material interest of the shareholder in the proposed business.

Our Bylaws also provide that a shareholder may nominate a director at an annual meeting only after providing advance written notice to the Secretary of our company within the time limits described above. The shareholder's notice must set forth all information about each nominee that would be required under SEC rules in a proxy statement soliciting proxies for the election of such nominee, as well as the nominee's business and residence address. The notice must also set forth the name and record address of the shareholder making the nomination and the class and number of shares of common stock owned by that shareholder.

Other Business

Management of our company does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting except those described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with the best judgment on such matters.

Copies of 2010 Annual Report

We will furnish to our shareholders without charge a copy of our Annual Report on Form 10-K (without exhibits) for the 2010 fiscal year ended January 1, 2011, as amended, upon receipt from any such person of a written request for such an Annual Report. Such request should be sent to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Householding Information

Some banks, brokers and other record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that you and other holders of our company's common stock in your household may not receive separate copies of our Proxy Statement or Annual Report. We will promptly deliver an additional copy of either document to you if you call us at (763) 551-7498 or write us at the following address:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of common stock promptly by mail, telephone, or Internet as instructed on your proxy card.

By Order of the Board of Directors

Mark A. Kimball
Senior Vice President,
General Counsel and Secretary

March 29, 2011
Plymouth, Minnesota


sleep number®
by SELECT COMFORT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended January 1, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File No. 0-25121

SELECT COMFORT CORPORATION

(Exact name of registrant as specified in its charter)

MINNESOTA	**41-1597886**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9800 59th Avenue North **Minneapolis, Minnesota**	**55442**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(763) 551-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of July 3, 2010, was $314,102,000 (based on the last reported sale price of the Registrant's common stock on that date as reported by NASDAQ).

As of January 29, 2011, there were 55,452,000 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be furnished to shareholders in connection with its 2011 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

As used in this Form 10-K, the terms "we," "us," "our," the "Company," and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.

As used in this Form 10-K, the term "bedding" includes mattresses, box springs and foundations and does not include bedding accessories, such as sheets, pillows, headboards, frames, mattress pads and related products.

Select Comfort®, Sleep Number®, Comfort Club®, Sleep Better on Air®, The Sleep Number Bed by Select Comfort (logo)®, Select Comfort (logo with double arrow design)®, Firmness Control System™, Precision Comfort®, Corner Lock™, Intralux®, The Sleep Number Store by Select Comfort (logo)®, You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™, Select Comfort Creator of the Sleep Number Bed®, What's Your Sleep Number®?, Grand King®, Personalized Warmth Collection®, GridZone®, It's the Bed that Counts®, Luxlayer®, Pillow[ology]®, Take Control of Your Sleep®, Changing the way you sleep could change your life®, ComfortFit™, IndividualFit™, PillowFit™, Sleep Number® Inner Circle™, and our stylized logos are trademarks and/or service marks of Select Comfort. This Form 10-K may also contain trademarks, trade names and service marks that are owned by other persons or entities.

Our fiscal year ends on the Saturday closest to December 31, and, unless the context otherwise requires, all references to years in this Form 10-K refer to our fiscal years. Our fiscal year is based on a 52- or 53-week year. All years presented in this Form 10-K are 52 weeks, except for the 2008 fiscal year ended January 3, 2009, which is a 53-week year.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in or incorporated by reference into this Annual Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements, including but not limited to projections of revenues, results of operations, financial condition or other financial items; any statements of plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions, prospects or performance; statements of belief and any statement or assumptions underlying any of the foregoing. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or Web casts open to the public, in press releases or reports, on our Internet Web site or otherwise. We try to identify forward-looking statements in this report and elsewhere by using words such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms.

Our forward-looking statements speak only as of the date made and by their nature involve substantial risks and uncertainties. Our actual results may differ materially depending on a variety of factors, including the items discussed in greater detail below under the caption "Risk Factors." These risks and uncertainties are not exclusive and further information concerning the Company and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time, including factors that we may consider immaterial or do not anticipate at this time.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.

ITEM 1. BUSINESS

Our Business

Overview

Select Comfort Corporation, based in Minneapolis, Minnesota, was founded in 1987 and is now one of the nation's leading bed manufacturers and retailers. We design, manufacture, market and distribute premium quality, adjustable-firmness beds and other sleep-related accessory products. Select Comfort has evolved from a specialty, niche direct marketer, to a nationwide multi-channel business with fiscal 2010 net sales of $606 million.

The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep-related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep. We have a mission-driven culture focused on serving the individual needs of our customers.

Our mission is to improve lives by individualizing sleep experiences. From our revolutionary series of beds to our exclusive SLEEP NUMBER® Bedding Collection, our vision is to set a new standard in sleep through product innovation and integrated experiences delivered by our sales professionals who have been trained to be knowledgeable in sleep and sleep-related products.

In 1998, Select Comfort became a publicly traded company and is listed on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." When used herein, the terms "Select Comfort," "Company," "we," "us" and "our" refer to Select Comfort Corporation, including consolidated subsidiaries.

Competitive Strengths

Differentiated, Superior Product

Unlike the "one-size-fits-all" solution offered by other mattress brands, the Sleep Number bed offers personalized comfort that is adjustable on each side. Our proprietary air-chamber technology (two independent air chambers) allows couples to adjust the firmness on either side of the bed to meet their own individual preference at the touch of a button.

The unique benefits of our proprietary Sleep Number bed have been validated through clinical sleep research which has shown that people who sleep on a Sleep Number bed generally fall asleep faster, experience deeper sleep with fewer disturbances and experience greater relief from back pain than those sleeping on a traditional innerspring mattress.

Distinctive Brand

In 2001, we created the Sleep Number brand. This branding strategy allows our marketing communications to focus on our bed's distinguishing and proprietary features – adjustable firmness and support for personalized comfort. This is represented by the digital Sleep Number setting displayed on the bed remote, with a brand message hierarchy as follows:

- Only bed with SLEEP NUMBER® settings for personalized comfort;
- Adjustable firmness on each side for couples;
- Clinically proven back-pain relief, improved sleep quality; and
- Exclusive head-to-toe sleep solutions to meet your unique comfort needs.

At Sleep Number, we believe that every *body* is unique. Unlike ordinary mattresses, the Sleep Number bed offers a revolutionary choice—personalized comfort that can be controlled at the touch of a button. The Sleep Number bed can be made firmer or softer on each side, making it the perfect bed for couples. It's the only bed clinically proven to relieve back pain and provide better sleep quality in comparison with traditional mattress products. With ongoing adjustability, it's finally a bed that can meet people's changing needs over time.

Controlled Selling Environment

Over 90% of our sales are generated through our company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. Our nationwide chain of retail stores provides a unique mattress shopping experience and offers a relaxed environment designed to provide education on the importance of sleep and the products that best fit customers' needs. Controlling the selling process enables us to ensure that the unique benefits of our products are effectively communicated to customers. Our multiple touch-points of service, including sales, delivery and post-sale service, provide several opportunities to communicate with our customers, reinforcing the sale and enabling us to understand and respond quickly to consumer trends and preferences.

Integrated Business Process

We are a vertically integrated business from production through sales and delivery of our products, which allows us to control quality, cost, price and presentation, as well as the unique opportunity to establish ongoing relationships with our customers. The modular design of our Sleep Number bed allows a just-in-time, build-to-order production process which requires minimal inventory in our manufacturing plants and stores, resulting in reduced working capital requirements. Our build-to-order production process also allows our stores to serve primarily as showrooms, without requiring significant product storage capacity, and provides us significant flexibility in changing our product models.

Vision and Strategy

Our vision is to become the new standard in sleep by providing individualized sleep experiences and elevating people's expectations above the "one-size-fits-all" solutions offered by other mattress brands.

For 2011, we are executing against a defined strategy which focuses on the following key components:

- Know our customers as no one else can...*use that insight to set new standards in end-to-end customer experience*;
- Broaden awareness and consideration...*to take share; earn leadership in premium sleep*; and
- Leverage our core business to achieve new levels of margin...*to fund acceleration and innovation.*

Know Our Customers as No One Else Can

As the only major mattress brand that is both a manufacturer and a multi-channel retailer, we have the opportunity to know our customers and the capability to enhance their entire customer experience from researching products, to the sale, delivery, set-up and post-sales follow-up. Our sales professionals and customer service specialists are trained to be knowledgeable in sleep and sleep-related products and their mission is to assist each customer to individualize their sleep experiences through fast, friendly and accessible service.

We have historically introduced new features and benefits to our Sleep Number beds every two to three years, through a pipeline of research and development activities. We continually focus on improving the reliability and quality of all the products that we sell. Our latest models emphasize enhanced comfort-layer materials, and several feature advancements in temperature balancing technology. We believe our current line represents the most technologically advanced beds we have ever produced and provides ideal comfort and quality sleep for each individual.

Broaden Awareness and Consideration

Our most significant growth driver has been building brand awareness. The Sleep Number brand has been integrated into all of our sales channels and throughout our internal and external communication programs. We utilize a media mix that includes television, radio and print advertising in support of our Sleep Number marketing campaign, with increasing use of digital advertising in our media mix.

As of January 1, 2011 we operated 386 company-owned stores in the U.S., and expect to end 2011 with approximately 380 stores. In 2010, we migrated from a mix of Sleep Number and Select Comfort store marquees to 100% branded as Sleep Number. We are taking both a national and local market-based approach to our growth — increasing our national advertising and focusing on local marketing, real estate optimization and sales execution. We believe that through marketing and sales execution we can increase average sales per store to better leverage the profitability of our fixed cost store base. Beyond 2011, we plan to expand our retail store base to drive sales and profit growth.

We have begun a non-mall store pilot to help build store and brand awareness. The non-mall format will be targeted to highly-visible, well-traveled locations and is intended to complement our existing mall store base. The non-mall design allows us to increase store square footage to display and sell our entire line of Sleep Number beds and bedding collection, and provide a more differentiated, interactive customer experience.

In 2005, we expanded our distribution network outside the U.S. with a retail partner relationship in Canada. During 2007, we formed a strategic alliance with two Australian-based companies to manufacture and distribute Sleep Number beds in Australia and New Zealand. Our international distribution network was not a significant part of our total distribution network in 2010 and we do not plan to expand our international distribution during 2011.

We also sell to key commercial partners which strategically increases awareness of our brand through unique channels. These commercial partners include the QVC television shopping channel, the luxury motor home market, and leading home furnishing retailers in Alaska and Hawaii.

Leverage Our Core Business to Achieve New Levels of Margin

We generated positive net income for six consecutive years from 2002 through 2007. In 2008 our operating results were significantly affected by a decrease in consumer spending and we generated a net loss. In 2009 and 2010, we returned to profitability and generated operating income of $20.7 million and $52.4 million, respectively. The expansion of profitability over the last two years is the result of aggressive cost reductions and disciplined cost controls, leveraging our advantaged business model which generates significant variable profit contribution on modest sales gains. As of January 1, 2011, we had no borrowings under our $20 million revolving credit facility and increased our cash balance to $81 million from $18 million one year ago.

As we enter 2011, our plan is to continue to expand our margins to enhance profitability and provide greater flexibility to invest in growth opportunities. We plan to build on the learnings of recent years, targeting efficient sales gains while maintaining the expense and cash disciplines to grow operating margins and increase net income.

Our Products

Mattresses

We offer Sleep Number beds in three series to help customers choose the bed that is best for them.

- The Classic Series is the classic design with personal adjustability at an affordable price. The series includes the Sleep Number c2, c3 and c4 beds.

- The Performance Series includes our most popular beds, featuring enhanced performance, comfort and a great value. The series includes the Sleep Number p5, p6 and p7 beds.

- The Innovation Series is the premier experience in personalized comfort combined with leading-edge innovations in sleep technology. The series includes the Sleep Number i8 and i10 beds.

The Sleep Number bed series are available through our U.S. company-owned distribution channels. Each bed series comes in standard mattress sizes, ranging from twin to king, as well as some specialty mattress sizes. Our bed series vary in features, functionality and price. As you move up the line, the Sleep Number bed series offer enhanced features and benefits, including higher quality fabrics, additional cushion and padding, higher overall mattress profiles, quieter Firmness Control Systems with additional functions, temperature balancing fabrics, and wireless remote controls as a standard feature.

The contouring support of our Sleep Number beds is optimized when used with our specially designed, proprietary modular base. This durable base, used in place of a box spring, is a modular design that can be disassembled and easily moved through staircases, hallways and other tight spaces.

Our U.S. mattress price points range from approximately $699 for the entry-level c2 queen-size mattress to $3,999 for the luxurious Sleep Number i10 queen-size mattress. Our most popular model is the p5 queen-size mattress which sells for approximately $1,699. Actual prices are at times lower than those quoted due to promotional offerings.

Our unique product design allows us to ship our beds in a modular format to customers throughout the U.S. by United Parcel Service ("UPS"). For an additional fee, customers can take advantage of our home delivery service, which includes bed assembly and optional mattress removal services.

Each of our Sleep Number beds (not including our FlexFit Adjustable Bases) comes with a 30 night in-home trial and better night's sleep guarantee, which allows customers 30 nights at home to make sure they are completely satisfied with the bed. The customer is responsible for the return shipping costs. Independent durability testing has shown our Sleep Number beds can withstand more than 20 years of simulated use, and each of our Sleep Number beds is backed by our 20-year limited warranty.

Sleep Number Bedding Collection

Like our SLEEP NUMBER® beds, our exclusive SLEEP NUMBER® Bedding Collection offers a line of products to meet each individual's needs. Our sales professionals have the expertise to guide our customers to sleep solutions that are just right for them. From the way their pillow fits, to the weight of their comforter, we offer the latest innovations. We also offer a number of products that allow for unique personalization, including "Create your Perfect Pillow" and "Create your Perfect Comforter."

Adjustable Bases/FlexFit

In 2003, we completed the roll-out of our Precision Comfort adjustable base to all of our company-owned retail stores. The adjustable base enables customers to raise the head or foot of the bed, and to experience the comfort of massage, using a handheld remote control. In 2010, we updated the Precision Comfort name to FlexFit Plus and introduced a value option, the FlexFit. Our FlexFit adjustable bases provide customers with an ideal upgrade for their Sleep Number bed, offering them a fully adjustable sleep experience.

Sales Distribution

Unlike traditional mattress manufacturers, which primarily sell through third-party retailers, over 90% of our net sales are through one of three company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. These channels enable us to control the selling process to ensure that the unique benefits of our products are effectively presented to customers. Our direct-to-consumer business model enables us to understand and respond quickly to consumer trends and preferences.

Our retail stores accounted for 84% of our net sales in 2010. Average net sales per company-owned store were $1,295,000 in 2010 versus $1,046,000 in 2009, $984,000 in 2008, $1,318,000 in 2007 and $1,493,000 in 2006, with average sales per square foot of $873 in 2010 versus $710 in 2009, $703 in 2008, $1,024 in 2007 and $1,244 in 2006. In 2010, 70% of our stores generated net sales of over $1,000,000.

Our direct marketing call center and E-Commerce Web site provide national sales coverage, including markets not yet served by one of our retail stores, and accounted for 11% of our net sales in 2010. In addition, these channels provide a cost-effective way to market our products, are a source of information on our products and refer customers to our stores if there is one near the customer.

Beginning in 2002, we supplemented our sales through semi-exclusive relationships with selected home furnishing retailers and specialty bedding retailers. In August 2009, we discontinued distribution through non-company-owned mattress retailers in the contiguous United States. This change was part of the Company's efforts to reignite the Sleep Number brand and did not have a significant impact on sales or profit in 2010. At the end of 2010, our retail partner program included three retail partners in Hawaii, Alaska and Canada.

In late 2007, we began distribution in Australia and New Zealand through relationships with an Australian-based manufacturer and an Australian-based retailer. Our total net sales attributable to foreign countries were $2.3 million in 2010, $3.7 million in 2009 and $5.4 million in 2008.

Marketing and Advertising

Awareness among the broad consumer audience of our brand, product benefits and store locations has been our most significant opportunity for growth. The Sleep Number advertising campaign was introduced early in 2001 to support our retail stores in selected markets through our first comprehensive multi-media advertising campaign using prime-time TV, national cable television, infomercials, drive-time radio and newspaper advertisements.

Since 2001, the Sleep Number brand positioning has been integrated into our marketing messages across all of our distribution channels, advertising vehicles and media types. We look to our direct response advertising on national cable TV as an economical means to generate leads for our stores. Through our dedicated call center, we are able to provide the inquiring customer more information including the nearest store location, and/or send a video and brochure. We also leverage local advertising, as well as digital and social media, to increase both awareness and consideration of the Sleep Number brand and products. Our total media spending was approximately $70 million in 2010, $61 million in 2009 and $92 million in 2008.

Owners of Sleep Number beds purchased through company-controlled channels are considered Insiders in our InnerCircle rewards program. The program is designed primarily to increase referrals and repeat purchases by strengthening our ongoing relationship with our owners. Each time a referred customer purchases a bed, the referring Insider receives a $50 coupon for purchase of our products, with increasing benefits for multiple referrals. In 2010, approximately 29,000 new customers bought beds after receiving referrals from our Insiders, and existing owners bought approximately 33,000 additional beds.

Qualified customers are offered revolving credit to finance purchases through a private-label consumer credit facility provided by GE Money Bank. Approximately 23% of our net sales in 2010 were financed by GE Money Bank. In 2005, we entered into an amended and restated agreement with GE Money Bank that extends this consumer credit arrangement through February 15, 2012, subject to earlier termination upon certain events and subject to automatic extensions. Under the terms of our agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures. As the receivables are owned by GE Money Bank, at no time are the receivables purchased or acquired from us. We are not liable to GE Money Bank for our customers' credit defaults. In connection with all purchases financed under these arrangements, GE Money Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts, upon delivery to the customer. Customers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program that we offer through another provider.

Operations

Manufacturing and Distribution

We have two manufacturing plants, one located in Irmo, South Carolina, and the other in Salt Lake City, Utah, which distribute products in the U.S. and Canada. The manufacturing operations in South Carolina and Utah consist of quilting and sewing of the fabric covers for our beds, and final assembly and packaging of mattresses and bases. In addition, our electrical Firmness Control Systems are assembled in our Utah plant.

We manufacture beds on a just-in-time basis to fulfill orders rather than stocking inventory, which enables us to maintain lower levels of finished goods inventory and operate with limited regional warehousing. Orders are shipped, typically within 48 hours following order receipt, from our manufacturing facilities via UPS or through our company-controlled home delivery, assembly and mattress removal service. Orders are usually received by the customer within five to 14 days from the date of order.

We obtain all of the raw materials and components used to produce our beds from outside sources. A number of components, including our proprietary air chambers, our proprietary blow-molded bases, and various components for our Firmness Control Systems, as well as fabrics and zippers, are sourced from suppliers who currently serve as our sole source of supply for these components. We believe we can obtain these raw materials and components from other sources of supply, although an unexpected loss of supply over a short period of time may not allow us to replace these sources in the ordinary course of business. In 2005, we began identifying secondary sources in order to provide continuity of supply for various components. We will continue to utilize dual sourcing on targeted components when effective.

Our proprietary air chambers are produced to our specifications by an Eastern European supplier, which has been our sole source of supply of air chambers since 1994. Our agreement with this supplier runs through December 2012 and is thereafter subject to automatic annual renewal unless either party gives 365 days' notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

Our proprietary blow-molded bases are produced to our specifications by a single domestic supplier under an agreement that expires in December 2012. We expect to continue this supplier relationship for the foreseeable future.

All of the suppliers that produce unique or proprietary products for us have in place either contingency or disaster recovery plans or redundant production capabilities in other locations in order to safeguard against any unforeseen disasters. We review these plans and sites on a regular basis to ensure the supplier's ability to maintain an uninterrupted supply of materials and components.

Home Delivery Service

Select Comfort's home delivery, assembly and mattress removal service has contributed to improving the overall customer experience. Our home delivery technicians can effectively communicate the benefits of the bed, reinforcing the sales process and helping to ensure satisfied customers. In some markets on the East Coast, we provide home delivery, assembly and mattress removal services through a third-party provider. Approximately 58% of beds sold through our company-owned channels in 2010 were delivered by our full-service home delivery team or by our third-party provider.

In 2003, we expanded the availability of our company-controlled delivery, assembly and removal services to all of our retail markets. In 2007, we continued improving our home delivery efficiency and service by consolidating over 100 individually managed cross-dock distribution locations into a Hub and Spoke network organized around regional hubs. At the end of 2010, we operated 11 regional hubs.

Customer Service

We maintain an in-house customer service department staffed by customer service specialists who receive extensive training in sleep technology and all aspects of our products and operations. Our customer service specialists field customer calls and also interact with each of our retail stores to address customer questions and concerns. Our customer service team is part of our total quality process, facilitating early identification of emerging trends or issues. They coordinate with engineering, sourcing, manufacturing, and our Six Sigma team to segment these issues, implement immediate solutions and provide inputs for long-term improvements to product and service design.

Research and Development

Our research and development team continuously seeks to improve product performance and benefits based on sleep science. Through customer surveys and consumer focus groups, we seek feedback on a regular basis to enhance our products. Since the introduction of our first bed, we have continued to improve and expand our product line, including new bed models, quieter and higher quality Firmness Control Systems, wireless remote controls, more luxurious fabrics and covers, and new generations of foams and base systems. Our research and development expenses were $2.1 million in 2010, $2.0 million in 2009 and $3.4 million in 2008.

Information Systems

We use information technology systems to operate, analyze and manage our business, to reduce operating costs and to enhance our customers' experience. Our major systems include an in-store point of sale system, a retail portal system, in-bound and out-bound telecommunications systems for direct marketing and customer service, E-Commerce systems, a data warehouse system and an enterprise resource planning system. These systems are comprised of both packaged applications licensed from various software vendors and internally developed programs. Our production data center is located in our corporate headquarters with redundant environmental systems.

Intellectual Property

We hold various U.S. and foreign patents and patent applications regarding certain elements of the design and function of our products, including air control systems, remote control systems, air chamber features, border wall and corner piece systems, foundation systems, as well as other technology. We have 19 issued U.S. patents, expiring at various dates between December 2011 and June 2022, and three U.S. patent applications pending. We also hold 35 foreign patents and have nine foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot ensure that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

"*Select Comfort*" and "*Sleep Number*" are trademarks registered with the U.S. Patent and Trademark Office. We have a number of other registered trademarks including the double arrow logo, "*Select Comfort*" with the double arrow logo, "*Select Comfort Creator of the Sleep Number Bed*" with the double arrow logo, "*The Sleep Number Bed by Select Comfort*" with the double arrow logo and "*What's Your Sleep Number?*" Several of these trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each registered mark is renewable indefinitely as long as the mark remains in use. We are not aware of any material claims of infringement or other challenges asserted against us or our right to use these marks.

Industry and Competition

The U.S. bedding manufacturing industry is a mature and generally stable industry. According to the International Sleep Products Association ("ISPA"), since 1984 the industry has consistently demonstrated growth on a dollar basis, with a 0.3% decline in 2001, 9.1% decline in 2008 and 9.0% decline in 2009 being the only exceptions. According to ISPA, industry wholesale shipments of mattresses and foundations were estimated to be $6.0 billion in 2010, a 6.6% increase compared to $5.7 billion in 2009. We estimate that traditional innerspring mattresses represent approximately 78% of total U.S. bedding sales (based on 2009 sales). *Furniture/Today,* a furniture industry trade publication, has ranked Select Comfort as the fifth largest mattress manufacturer and third largest U.S. bedding retailer for 2009, with a 4.2% market share of industry revenue and 1.4% market share of industry units.

Over the 5-year, 10-year and 20-year periods ended 2010, the value of U.S. wholesale bedding shipments (decreased)/increased at compound annual growth rates of (2.3%), 2.8% and 4.8%, respectively. We believe that industry unit growth has been primarily driven by population growth, and an increase in the number of homes (including secondary residences) and the increased size of homes. We believe growth in average wholesale prices resulted from a shift to both larger and higher quality beds, which are typically more expensive.

The bedding industry is very competitive. Participants in the bedding industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. There is a high degree of concentration among the three largest manufacturers of innerspring bedding with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the innerspring bedding market. Tempur-Pedic International, Inc., the fourth largest bedding manufacturer (based on 2009 sales), and a number of other mattress manufacturers, offer foam mattress products. Simmons and Sealy, as well as a number of smaller manufacturers, have offered air-bed products in recent years. The bedding retailer business is also highly competitive. Our distribution channels, including our retail stores, compete against regional and local specialty bedding retailers, home furnishing stores, mass merchants and national discount stores. We compete principally on the differentiation and quality of our products, customer service and value pricing.

Governmental Regulation and Environmental Matters

Our operations are subject to federal and state consumer protection and other regulations relating to the bedding industry. These regulations vary among the jurisdictions in which we do business, but generally impose requirements as to the proper labeling of bedding merchandise.

The bedding industry is subject to federal fire retardancy standards developed by the U.S. Consumer Product Safety Commission, which became effective nationwide in July 2007. Compliance with these requirements has increased the cost and complexity of manufacturing our products. These regulations also result in higher product development costs as new products must undergo rigorous flammability testing.

Federal regulations adopted in 2010 restrict the types of credit-based promotional offerings that retailers are allowed to make available to consumers.

Our direct marketing and E-Commerce operations are or may become subject to various adopted or proposed federal and state "do not call" and "do not mail" list requirements, limiting our ability to market our products directly to consumers over the telephone, by e-mail or by regular mail.

We are subject to emerging federal, state and foreign data privacy regulations related to the safeguarding of sensitive customer and employee data, which may drive increased costs in our information systems infrastructure.

We are subject to federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits.

We are subject to federal and state laws and regulations relating to pollution and environmental protection. We will also be subject to similar laws in foreign jurisdictions if we further expand distribution of our products internationally.

Our retail pricing policies and practices are subject to antitrust regulations in the U.S., Canada, Australia, New Zealand and other jurisdictions where we may sell our products in the future.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations, which could harm our profitability and financial condition. If we are found to be in violation of any of the foregoing laws or regulations, we could become subject to fines, penalties, damages or other sanctions, as well as potential adverse public relations, which could adversely impact our business, reputation, sales, profitability and financial condition.

We are not aware of any national or local provisions which have been enacted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or will materially affect, our net income or competitive position, or will result in material capital expenditures. During fiscal 2010, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Customers

No single customer accounts for 10% or more of our net sales. The loss of distribution through QVC, however, could adversely impact our sales and profitability.

Seasonality

Our business is modestly impacted by seasonal influences inherent in the U.S. bedding industry and general retail shopping patterns. The U.S. bedding industry generally experiences lower sales in the second quarter and increased sales during selected holiday or promotional periods.

Working Capital

Selling direct to our customers, with a just-in-time, build-to-order production process in our plants, and with stores that serve primarily as showrooms, allows us to maintain low inventory levels and operate with minimal working capital requirements. We have historically generated sufficient cash flows to self-fund operations through an accelerated cash-conversion cycle. As of January 1, 2011, we had $3.0 million in letters of credit outstanding under our credit facility, with an additional $17.0 million available under the $20.0 million credit facility.

Employees

At January 1, 2011, we employed 2,165 persons, including 1,265 retail sales and support employees, 128 direct marketing and customer service employees, 559 manufacturing and logistics employees, and 213 management and administrative employees. Approximately 112 of our employees were employed on a part-time basis at January 1, 2011. Except for managerial employees and professional support staff, all of our employees are paid on an hourly basis plus commissions for sales professionals. None of our employees is represented by a labor union or covered by a collective bargaining agreement. In recent periods we have focused on and improved our employee engagement levels, which we believe is important to driving both organizational productivity and employee satisfaction.

Executive Officers of the Registrant

William R. McLaughlin, 54, joined our Company in March 2000 as President and Chief Executive Officer. Mr. McLaughlin also served as Chairman of our Board of Directors from May 2004 to February 2008. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico. Mr. McLaughlin serves on the boards of Select Comfort, Orion Safety Products, Minnesota Public Radio, Carleton College, The Division of Sleep Medicine at Harvard Medical School and the Museum of Russian Art. He is an Aspen Institute Crown Fellow.

Shelly R. Ibach, 51, has served as Executive Vice President, Sales & Merchandising since October 2008. Ms. Ibach joined Select Comfort as Senior Vice President, U.S. Sales - Company Owned Channels in April 2007. From 1982 to 2007, she held various leadership positions within Marshall Field's Department Stores - Target Corporation. From 2004 to 2007, Ms. Ibach served as Senior Vice President and General Merchandise Manager for the Home division, within Macy's North, formally Marshall Field's. Other key positions included Vice President - Divisional Merchandise Manager, Director of Planning and Regional Director of Stores.

Mark A. Kimball, 52, has served as Senior Vice President, General Counsel, Chief Administrative Officer and Secretary since May 1999. From July 2000 to August 2003, Mr. Kimball also assumed responsibility for the Company's human resources function. For more than five years prior to joining us, Mr. Kimball was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP practicing in the area of corporate finance.

James C. Raabe, 50, has served as Senior Vice President and Chief Financial Officer since April 1999. From September 1997 to April 1999, Mr. Raabe served as our Controller. From May 1992 to September 1997, he served as Vice President – Finance of ValueRx, Inc., a pharmacy benefit management provider. Mr. Raabe held various positions with KPMG LLP from August 1982 to May 1992.

Karen R. Richard, 40, has served as Senior Vice President, Chief Human Resource & Strategy Officer for Select Comfort Corporation since March 2009. From January 2006 through February 2009, Ms. Richard served as Vice President, Human Resources and prior to that she served as Vice President, Finance supporting Select Comfort's Consumer Channels and Marketing. Ms. Richard also held a variety of positions in the Company's finance department after joining Select Comfort in May of 1996. From 1993 to 1996, Ms. Richard held various accounting positions with TCF Mortgage Corporation, an affiliate of TCF Financial Corporation.

Kathryn V. Roedel, 50, has served as Executive Vice President, Product and Service since October 2008. Ms. Roedel joined our Company as Senior Vice President, Global Supply Chain in April 2005. From 1983 to 2005, she held leadership positions within two divisions of General Electric Company, in Sourcing, Manufacturing, Quality and Service. From 2003 to March 2005, Ms. Roedel served as the General Manager, Global Supply Chain Strategy for GE Medical Systems. Other key positions included General Manager, Global Quality and Six Sigma; Vice President – Technical Operations and Director/Vice President – Quality Programs for GE Clinical Services, a division of GE Medical Systems.

Wendy L. Schoppert, 44, has served as Senior Vice President and Chief Information Officer since March 2008, and added Chief Marketing Officer to her responsibilities in January 2011 until such time as a permanent Chief Marketing Officer is identified. She joined our Company in April 2005 and previously served as Senior Vice President – New Channel Development and International. From 2002 to March 2005, Ms. Schoppert led various departments within U.S. Bancorp Asset Management, most recently serving as Head of Private Asset Management and Marketing. From 1996 to 2000, she held several positions with America West Holdings Corporation, including Vice President of America West Vacations and head of the airline's Reservations division. Prior to 1996, Ms. Schoppert held various finance-related positions at both Northwest Airlines and American Airlines. Ms. Schoppert serves on the board of the Children's Theatre Company.

Tim Werner, 47, had served as Senior Vice President and Chief Marketing Officer since March 2009. Effective January 2011, Tim relinquished the duties of Chief Marketing Officer and is currently serving as Senior Vice President, Marketing Advisor. From October 2008 through February 2009 he served as Vice President, Marketing. Mr. Werner served as Vice President, Direct and E-Commerce from October 2007 to September 2008 and as Vice President, Retail Partners developing our Wholesale business from October 2002 to July 2006. Mr. Werner also held a variety of positions in our Direct Marketing business channel after joining us in May 1996. From 1986 to 1996, Mr. Werner held marketing positions with L.L. Bean, Inc. and Fingerhut Corporation.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of our reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's home page at *http://www.sec.gov*.

Our corporate Internet Web site is *http://www.selectcomfort.com*. Through a link to a third-party content provider, our corporate Web site provides free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. These documents are posted on our Web site at *www.selectcomfort.com* — select the "*About Us*" link and then the "*Investor Relations*" link. The information contained on our Web site or connected to our Web site is not incorporated by reference into this Form 10-K and should not be considered part of this report.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Management Development and Compensation Committee, and Corporate Governance and Nominating Committee as well as our Code of Business Conduct (including any amendment to, or waiver from, a provision of our Code of Business Conduct) adopted by our Board. These documents are posted on our Web site — select the "*Investor Relations*" link and then the "*Corporate Governance*" link.

Copies of any of the above referenced information will also be made available, free of charge, upon written request to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Minneapolis, MN 55442

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific risks set forth below and other matters described in this Annual Report on Form 10-K before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including risks and uncertainties not presently known to us or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

Current and future economic conditions could materially adversely affect our sales, profitability, cash flows and financial condition.

The success of our business model depends to a significant extent upon discretionary consumer spending, which is influenced by a number of general economic factors, including without limitation consumer confidence, the housing market, employment levels, interest rates, inflation and taxation and the level of customer traffic in malls and shopping centers. Adverse trends in any of these economic indicators may adversely affect our sales, profitability, cash flows and financial condition.

A reduction in the availability of credit to consumers generally or under our existing consumer credit programs could harm our sales, profitability, cash flows and financial condition.

A significant percentage of our sales are made under consumer credit programs through third parties. The recent economic downturn resulted in a reduction of credit available to consumers as macroeconomic factors impacted the financial position of consumers and as suppliers of credit adjusted their lending criteria. In addition, changes in federal regulations effective in 2010 placed additional restrictions on all consumer credit programs, including limiting the types of promotional credit offerings that may be offered to consumers.

GE Money Bank provides credit to our customers through a private label credit card program that expires on February 15, 2012, subject to earlier termination upon certain events and subject to automatic extensions. GE Money Bank has discretion to set minimum credit standards under which credit is extended to customers.

Reduction of credit availability due to changing economic conditions, changes in credit standards under our private label credit card program or changes in regulatory requirements, or the termination of our agreement with GE Money Bank, could harm our sales, profitability, cash flows and financial condition.

Our future growth and profitability depends upon the effectiveness and efficiency of our marketing programs.

We are highly dependent on the effectiveness of our marketing messages and the efficiency of our advertising expenditures in generating consumer awareness and sales of our products. In recent periods, including in particular 2007 and 2008, our marketing messages were not as effective as in prior periods. We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it, and no assurance can be given that we will be successful in developing effective messages and in achieving efficiency in our advertising expenditures.

We also believe that consumers are increasingly using the Internet as a part of their shopping experience. As a result, our future growth and profitability will depend in part on (i) the effectiveness and efficiency of our on-line advertising and search optimization programs in generating consumer awareness and sales of our products, (ii) our ability to prevent confusion among consumers that can result from search engines that allow competitors to use or bid on our trademarks to direct consumers to competitors' websites, and (iii) our ability to prevent internet publication of false or misleading information regarding our products or our competitors' products.

If our marketing messages are ineffective or our advertising expenditures and other marketing programs, including internet-based programs, are inefficient in creating awareness of our products and brand name, driving consumer traffic to our points of distribution and motivating consumers to purchase our products, our sales, profitability, cash flows and financial condition may be adversely impacted.

Our future growth and profitability depends on our ability to execute our retail store distribution strategy.

Our company-controlled retail store distribution channel is our largest distribution channel and represents our largest opportunity for growth in sales and improvement in profitability. Our stores carry significant fixed costs. We are highly dependent on our ability to maintain and increase sales per store to improve our operating margins.

Our stores are largely mall-based. We depend on the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail stores. Any decrease in mall traffic could adversely affect our sales, profitability, cash flows and financial condition.

In 2009 we evolved our retail strategy, closing 72 stores to increase trade area per store and discontinued selling through traditional mattress retailers to drive more customers to our company-controlled channels. This strategy is designed to improve our customer experience by utilizing our company-controlled sales process and to improve profitability by driving a greater number of sales through a smaller base of stores. If we are unable to capture sales from these larger trade areas or to improve the overall customer experience, our sales and profitability may be negatively impacted.

Our longer term retail store distribution strategy is also dependent on our ability to renew existing store leases and to secure suitable locations for new store openings, in each case on a cost-effective basis. We may encounter higher than anticipated rents and other costs in connection with managing our retail store base, or may be unable to find or obtain suitable new locations.

A failure to achieve and maintain a high level of product quality could negatively impact our sales, profitability, cash flows and financial condition.

Our products represent a significant departure from traditional innerspring mattresses, which have no moving parts and do not rely on electronics and air control systems. As a result, our beds may be susceptible to failures that do not exist with traditional mattresses. A failure to achieve and maintain acceptable quality standards could impact consumer acceptance of our products or could result in negative media and internet reports or owner dissatisfaction that could negatively impact our brand image and sales levels.

In addition, a decline in product quality could result in an increase in return rates and a corresponding decrease in sales, or an increase in product warranty claims in excess of our warranty reserves. An unexpected increase in return rates or warranty claims could harm our sales, profitability, cash flows and financial condition.

As a consumer products company, we face an inherent risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign such products. In 2004 and in 2008, we experienced increased returns and adverse impacts on sales, as well as product liability litigation, as a result of media reports related to the alleged propensity of our products to develop mold. We may experience additional adverse impacts on sales and additional litigation in the event any similar media reports were to occur in the future. We maintain insurance against some forms of product liability claims, but such coverage may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our sales, profitability, cash flows and financial condition.

Significant competition in our industry could adversely affect our business.

Because of the vertical integration of our business model we face significant competition with both a number of different types of mattress alternatives and a variety of retailers.

The mattress industry is characterized by a high degree of concentration among the three largest manufacturers of innerspring mattresses and the largest manufacturer of viscoelastic foam mattresses. We believe that many of our competitors have greater financial, marketing and manufacturing resources and better brand name recognition than we do and sell products through broader and more established distribution channels. A number of mattress manufacturers, including several of these larger competitors, have offered air beds that compete with our products.

Our stores and other company-controlled distribution channels compete with other retailers who often provide a wider selection of mattress alternatives than we offer. A number of these retailers also have more points of distribution and greater brand name recognition than we do.

These manufacturing and retailing competitors, or new entrants into the market, may compete aggressively and gain market share with existing or new mattress products, and may pursue or expand their presence in the air bed segment of the market. We have limited ability to anticipate the timing and scale of new product introductions, advertising campaigns or new pricing strategies by our competitors, which could inhibit our ability to retain or increase market share, or to maintain our product margins.

If we are unable to effectively compete with other bedding manufacturers and other retailers, our sales, profitability, cash flows and financial condition may be adversely impacted.

We may be unable to prevent other companies from using our technology or intellectual property in connection with the sale of competitive products.

We own various U.S. and foreign patents and patent applications related to certain elements of the design and function of our beds and related products. We also own several registered and unregistered trademarks and trademark applications, including in particular our Select Comfort and Sleep Number trademarks, which we believe have significant value and are important to the marketing of our products. Our intellectual property rights may not provide substantial protection against infringement or piracy and may not prevent our competitors from developing and marketing products that are similar to or competitive with our beds or other products. In addition, the laws of some foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology or trademarks in connection with competitive products, which could adversely affect our sales, profitability, cash flows and financial condition.

We are not aware of any material intellectual property infringement or invalidity claims that may be asserted against us, however, it is possible that third parties, including competitors, may successfully assert such claims. The cost of defending such claims, or any resulting liability, or any failure to obtain necessary licenses on reasonable terms, may adversely impact our sales, profitability, cash flows and financial condition.

We utilize "just-in-time" manufacturing processes with minimal levels of inventory, which could leave us vulnerable to shortages in supply that may harm our ability to satisfy consumer demand and may adversely impact our sales and profitability.

We generally assemble our products after we receive orders from customers utilizing "just-in-time" manufacturing processes with minimal levels of raw materials, work in process and finished goods inventories. Lead times for ordered components may vary significantly. In addition, some components used to manufacture our products are provided on a sole source basis. Any unexpected shortage of materials caused by any disruption of supply or an unexpected increase in the demand for our products, could lead to delays in shipping our beds to customers. Any such delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition.

We rely upon several key suppliers that are, in some instances, the only source of supply currently used by us for particular materials, components or services. A disruption in the supply or substantial increase in cost of any of these products or services could harm our sales, profitability, cash flows and financial condition.

We currently obtain all of the materials and components used to produce our beds from outside sources. In several cases, including our proprietary air chambers, our proprietary blow-molded foundations, our adjustable foundations, various components for our Firmness Control Systems, as well as fabrics and zippers, we have chosen to obtain these materials and components from suppliers who serve as the only source of supply used by us at this time. While we believe that these materials and components, or suitable replacements, could be obtained from other sources, in the event of a disruption or loss of supply of relevant materials or components for any reason, we may not be able to find alternative sources of supply, or if found, may not be found on comparable terms. If our relationship with either the supplier of our air chambers or the supplier of our blow-molded foundations is terminated, we could have difficulty in replacing these sources since there are relatively few other suppliers presently capable of manufacturing these components.

Similarly, we rely on UPS and other carriers to deliver some of our products to customers on a timely and cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability, cash flows and financial condition.

Fluctuations in commodity prices could result in an increase in component costs and/or delivery costs.

Our business is subject to significant increases or volatility in the prices of certain commodities, including but not limited to fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam. Increases in prices of these commodities or other inflationary pressures may result in significant cost increases for our raw materials and product components, as well as increases in the cost of delivering our products to our customers. To the extent we are unable to offset any such increased costs through value engineering and similar initiatives, or through price increases, our profitability, cash flows and financial condition may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

Our business is subject to risks inherent in global sourcing activities.

Our air chambers and some of our other components are manufactured outside the United States, and therefore are subject to risks associated with foreign sourcing of materials, including but not limited to:

- Political instability resulting in disruption of trade;
- Existing or potential duties, tariffs or quotas on certain types of goods that may be imported into the United States;
- Disruptions in transportation due to acts of terrorism, shipping delays, foreign or domestic dock strikes, customs inspections or other factors;
- Foreign currency fluctuations; and
- Economic uncertainties, including inflation.

These factors could increase our costs of doing business with foreign suppliers, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, customer satisfaction, profitability, cash flows and financial condition.

Disruption of operations in either of our two manufacturing facilities could increase our costs of doing business or lead to delays in shipping our beds.

We have two manufacturing plants, which are located in Irmo, South Carolina and in Salt Lake City, Utah. We generally manufacture beds to fulfill orders rather than stocking finished goods inventory in our plants or stores. Therefore, the disruption of operations of either of our manufacturing facilities for a significant period of time may increase our costs of doing business and lead to delays in shipping our beds to customers. Such delays could adversely affect our sales, customer satisfaction, profitability, cash flows and financial condition.

Our manufacturing and retail operations are subject to a wide variety of government regulations which could increase costs or cause disruptions to our operations.

We are subject to a wide variety of government regulations relating to the bedding industry or to various aspects of our business and operations, including without limitation; regulations relating to the proper labeling of bedding merchandise; flammability standards applicable to mattresses; environmental and product safety regulations; consumer protection and data privacy regulations; various "do not call" or "do not mail" list requirements; labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits; and import and export regulations.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations or we may be found to be in violation of the foregoing laws or regulations, which could harm our sales, profitability, cash flows and financial condition.

Regulatory requirements related to flammability standards for mattresses may increase our product costs and increase the risk of disruption to our business.

The federal Consumer Product Safety Commission adopted new flammability standards and related regulations which became effective nationwide in July 2007 for mattresses and mattress and foundation sets. Compliance with these requirements has resulted in higher materials and manufacturing costs for our products, and has required modifications to our information systems and business operations, further increasing our costs and negatively impacting our capacity.

These regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. These regulations also require maintenance and retention of compliance documentation. These quality assurance and documentation requirements are costly to implement and maintain. If any product testing, other evidence, or regulatory inspections yield results indicating that any of our products may not meet the flammability standard, we may be required to temporarily cease production and distribution and/or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability, cash flows and financial condition.

Our management information systems may not be adequate to meet the evolving needs of our business as well as existing and emerging regulatory requirements.

We depend on our management information systems for many aspects of our business. Our current information systems architecture includes some off-the-shelf programs as well as some key software that has been developed by our own programmers, using legacy programming languages that are no longer vendor-supported. Our business may be adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems to meet the evolving needs of our business and existing and emerging regulatory requirements. Any failure of our systems and processes to adequately protect employee and customer information from theft or loss could adversely impact our business, reputation, sales, profitability, cash flows and financial condition.

The loss of the services of any members of our executive management team could adversely impact our ability to execute our business strategy.

We are currently dependent upon the continued services, ability and experience of our executive management team. The loss of the services of any member of our executive management team could have an adverse effect on our ability to execute our business strategy and growth initiatives and on our sales, profitability, cash flows and financial condition. Our future growth and success will also depend upon our ability to attract, retain and motivate other qualified personnel.

Our charter and corporate documents and Minnesota law make a takeover of our company more difficult and expensive, which may prevent certain changes in control and limit the market price of our common stock.

Our charter, bylaws, certain corporate documents and sections 671 and 673 of the Minnesota Business Corporation Act contain provisions that might enable our management to resist a takeover of our company or which may increase the cost of an acquisition of our company. Provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our amended and restated articles of incorporation authorize five million undesignated shares. Without shareholder approval, our board of directors has the authority to create a class or series of shares from the undesignated shares and to set the terms of the class or series, including voting and dividend rights. With these rights, it could be more difficult for a third party to acquire us. In addition, our amended and restated articles of incorporation provide for a staggered board of directors, with directors serving for three-year terms and approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in any acquisition of us that is not favored by our board of directors. In addition, we have a severance plan that may provide certain employees and executive officers with severance compensation if they are terminated in connection with a change in control of our company and stock award plans that provide for the acceleration of vesting of incentive stock awards upon a change in control of our company. The existence of these provisions could discourage or prevent a change in control of our company, could make a change in control of our company more difficult and expensive and could limit the price that investors might be willing to pay in the future for shares of our common stock.

Risks of certain global events, such as terrorist attacks or a pandemic outbreak, could adversely impact our sales, profitability, financial condition or stock price.

Additional terrorist attacks in the United States or against U.S. targets, or acts of war or threats of war or the escalation of current hostilities involving the United States or its allies, or military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may adversely impact our operations, causing delays or losses in the delivery of merchandise to us and decreased sales. These events could also cause an increase in oil or other commodity prices, which could adversely affect our materials or transportation costs, including the costs of delivery of our products to customers.

A significant pandemic outbreak, or a perceived threat of such an outbreak, could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products, which could result in a loss of sales and adversely impact our profitability, cash flows and financial condition.

Any of these events could adversely impact consumer confidence and spending or result in increased volatility in the U.S. and worldwide financial markets. These events also could cause, or deepen and prolong, an economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our sales, profitability, financial condition or stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Distribution Locations

We currently lease all of our existing retail store locations and expect that our policy of leasing, rather than owning stores, will continue. Our store leases generally provide for an initial lease term of five to seven years with a mutual termination option if we do not achieve certain minimum annual sales thresholds. Generally, the store leases require us to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

The following table summarizes the geographic location of our 386 company-owned stores and 150 retail partner doors as of January 1, 2011:

	Company-Owned Stores	Retail Partner Doors		Company Owned Stores	Retail Partner Doors
Alabama	5	—	Missouri	12	—
Alaska	—	3	Montana	2	—
Arizona	11	—	Nebraska	3	—
Arkansas	3	—	Nevada	3	—
California	41	—	New Hampshire	4	—
Colorado	11	—	New Jersey	12	—
Connecticut	5	—	New Mexico	2	—
Delaware	2	—	New York	10	—
Florida	25	—	North Carolina	13	—
Georgia	12	—	North Dakota	2	—
Hawaii	—	7	Ohio	16	—
Idaho	1	—	Oklahoma	3	—
Illinois	19	—	Oregon	4	—
Indiana	12	—	Pennsylvania	19	—
Iowa	5	—	South Carolina	4	—
Kansas	3	—	South Dakota	2	—
Kentucky	4	—	Tennessee	5	—
Louisiana	5	—	Texas	30	—
Maine	2	—	Utah	3	—
Maryland	11	—	Vermont	1	—
Massachusetts	4	—	Virginia	10	—
Michigan	11	—	Washington	10	—
Minnesota	13	—	Wisconsin	9	—
Mississippi	2	—	Canada	—	140
			Total	386	150

Manufacturing and Headquarters

We lease our 159,000-square-foot corporate headquarters in the Minneapolis, Minnesota area. The lease commenced in November 2007 and runs through 2017 with two five-year renewal options.

We also lease approximately 122,000 square feet in the Minneapolis, Minnesota area that includes our research and development department, and a distribution center that accepts returns, fulfills accessory orders and processes warranty claims. This lease expires in 2017 and contains one five-year renewal option.

We lease two manufacturing and distribution centers in Irmo, South Carolina and Salt Lake City, Utah of approximately 105,000 square feet and approximately 101,000 square feet, respectively. We lease the Irmo facility through February 2013, and the Salt Lake City facility through July 2015, with a five-year renewal option thereafter.

ITEM 3. LEGAL PROCEEDINGS

We are involved from time to time in various legal proceedings arising in the ordinary course of our business, including primarily commercial, product liability, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. At January 1, 2011, our consolidated financial statements include reserves of $1.6 million with respect to contingent liabilities that we determined to be both probable and reasonably estimable. With respect to these pending legal proceedings, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these matters to have a material effect on our consolidated results of operations, financial position or cash flows. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations, financial position or cash flows. We expense legal costs as incurred.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." As of January 29, 2011, there were approximately 502 holders of record of our common stock. The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by NASDAQ for the two most recent fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2010				
High	$ 9.27	$ 8.82	$ 11.78	$ 8.65
Low	6.64	4.95	8.09	6.45
Fiscal 2009				
High	$ 6.79	$ 5.00	$ 1.25	$ 0.98
Low	4.76	0.79	0.55	0.20

We are not restricted from paying cash dividends under our credit agreement other than customary legal and contractual restrictions. However, we have not historically paid, and have no current plans to pay, cash dividends on our common stock.

Information concerning stock repurchases completed during the fourth quarter of fiscal 2010 is set forth below:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 3, 2010 through October 30, 2010	—	—	—	
October 31, 2010 through November 27, 2010	—	—	—	
November 28, 2010 through January 1, 2011	—	—	—	$ 206,762,000
Total	—	—	—	

(1) On April 20, 2007, our Board of Directors authorized the Company to repurchase up to an additional $250.0 million of our common stock. As of January 1, 2011, the amount remaining under this authorization was $206.8 million. There is no expiration date with respect to this repurchase authority. We may terminate or limit the stock repurchase program at any time. We currently have no plans to repurchase shares under this authorization.

Comparative Stock Performance

The graph below compares the total cumulative shareholder return on our common stock over the last five years to the total cumulative return on the Standard and Poor's ("S&P") 400 Specialty Stores Index and The NASDAQ Stock Market (U.S.) Index assuming a $100 investment made on December 31, 2005. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance. The information contained in this "Comparative Stock Performance" section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG SELECT COMFORT CORPORATION, S&P 400 SPECIALTY STORES INDEX,
AND THE NASDAQ STOCK MARKET (U.S.) INDEX



$200
$150
$100
$50
$0
DOLLARS
12/31/2005
12/30/2006
12/29/2007
1/3/2009
1/2/2010
1/1/2011
S&P 400 SPECIALTY STORES
NASDAQ STOCK MARKET (U.S.) INDEX
SCSS

	12/31/2005	12/30/2006	12/29/2007	1/3/2009	1/2/2010	1/1/2011
Select Comfort Corporation	$ 100	$ 95	$ 39	$ 1	$ 36	$ 50
S&P 400 Specialty Stores Index	100	113	94	56	82	123
The NASDAQ Stock Market (U.S.) Index	100	112	125	74	107	126

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of January 1, 2011:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	3,985,000	$ 11.72	1,952,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	3,985,000	$ 11.72	1,952,000

(1) Includes the Select Comfort Corporation 1997 Stock Incentive Plan, the Select Comfort Corporation 2004 Stock Incentive Plan and the Select Comfort Corporation 2010 Omnibus Incentive Plan.

ITEM 6. SELECTED FINANCIAL DATA

(in thousands, except per share and selected operating data, unless otherwise indicated)

The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

	Year					
	2010	2009	2008[2]	2007	2006[1]	2005
Consolidated Statements of Operations Data:						
Net sales	$ 605,676	$ 544,202	$ 608,524	$ 799,242	$ 806,038	$ 689,548
Gross profit	378,263	335,460	358,572	486,415	490,508	406,476
Operating expenses:						
Sales and marketing	269,901	259,244	332,068	372,467	341,630	286,206
General and administrative	53,572	49,560	57,994	64,351	65,401	49,300
Research and development	2,147	1,973	3,374	5,682	4,687	2,219
Asset impairment charges	260	686	34,594	409	5,980	162
Terminated equity financing costs	—	3,324	—	—	—	—
Operating income (loss)	52,383	20,673	(69,458)	43,506	72,810	68,589
Net income (loss)	$ 31,568	$ 35,552	$ (70,177)	$ 27,620	$ 47,183	$ 43,767
Net income (loss) as adjusted[6]	$ 31,568	$ 11,169	$ (23,174)	$ 27,620	$ 50,525	$ 43,767
Net income (loss) per share:						
Basic	$ 0.58	$ 0.78	$ (1.59)	$ 0.59	$ 0.89	$ 0.82
Diluted	$ 0.57	$ 0.77	$ (1.59)	$ 0.57	$ 0.85	$ 0.76
Diluted – as adjusted[6]	$ 0.57	$ 0.24	$ (0.52)	$ 0.57	$ 0.91	$ 0.76
Shares used in calculation of net income (loss) per share:						
Basic	54,005	45,682	44,186	46,536	52,837	53,357
Diluted	55,264	46,198	44,186	48,292	55,587	57,674
Consolidated Balance Sheet Data:						
Cash, cash equivalents and marketable debt securities	$ 81,361	$ 17,717	$ 13,057	$ 7,279	$ 90,175	$ 123,091
Working capital	20,053	(25,435)	(90,534)	(70,000)	5,637	10,158
Total assets	169,957	118,240	135,413	190,489	228,961	239,838
Borrowings under revolving credit facility	—	—	79,150	37,890	—	—
Total shareholders' equity (deficit)	57,977	22,458	(41,630)	24,126	115,694	121,347
Selected Operating Data:						
Stores open at period-end	386	403	471	478	442	396
Stores opened during period	7	4	19	45	51	40
Stores closed during period	24	72	26	9	5	14
Retail partner doors[3]	150	146	801	891	822	353
Average net sales per store (000's)[4]	$ 1,295	$ 1,046	$ 984	$ 1,318	$ 1,493	$ 1,417
Percentage of stores with more than $1.0 million in net sales[4]	70%	48%	45%	73%	81%	77%
Comparable-store sales increase (decrease)[5]	21%	0%	(25%)	(11%)	7%	15%
Average square footage per store open during period[4]	1,484	1,474	1,410	1,315	1,200	1,121
Net sales per square foot[4]	$ 873	$ 710	$ 703	$ 1,024	$ 1,244	$ 1,264
Average store age (in months at period end)	113	102	91	84	81	79
Earnings before interest, depreciation and amortization ("EBITDA")[6]	$ 69,675	$ 42,289	$ (9,437)	$ 75,768	$ 109,821	$ 87,465
Free cash flows[6]	$ 63,870	$ 64,180	$ (29,229)	$ 517	$ 28,297	$ 61,658

(1) In the first quarter of fiscal 2006, we adopted the fair value recognition method for our stock-based compensation awards. We elected the modified prospective transition method and, accordingly, financial results for fiscal years prior to 2006 have not been restated. Stock-based compensation expense for fiscal 2010, 2009, 2008, 2007 and 2006 was $3,962, $3,236, $3,702, $6,252 and $8,325, respectively. Prior to the adoption of the fair value recognition method, we followed the intrinsic value method to account for our employee stock options and employee stock purchase plan. Accordingly, no compensation expense was recognized for share purchase rights granted in connection with the issuance of stock options under our employee stock option plan or employee stock purchase plan; however, compensation expense was recognized in connection with the issuance of restricted and performance shares granted. See Note 7 of the Notes to the Consolidated Financial Statements for additional information regarding stock-based compensation. In 2005, prior to the adoption of the fair value recognition method, we recognized $793 of stock-based compensation expense (pre-tax).

(2) Fiscal year 2008 had 53 weeks. All other fiscal years presented had 52 weeks.

(3) In August 2009, we announced our decision to discontinue distribution through non-company owned mattress retailers in the contiguous United States.

(4) For stores open during the entire period indicated.

(5) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. The number of comparable-stores used to calculate such data was 379, 399, 452, 432, 391 and 354 for 2010, 2009, 2008, 2007, 2006 and 2005, respectively. Fiscal 2008 included 53 weeks, as compared to 52 weeks for the other periods presented. Comparable-store sales have been adjusted and reported as if all years had the same number of weeks.

(6) These non-GAAP measures are not in accordance with, or preferable to, GAAP financial data. However, we are providing this information as we believe it facilitates annual and year-over-year comparisons for investors and financial analysts. See page 25 and 26 for the reconciliation of these non-GAAP measures to the appropriate GAAP measure.

Non-GAAP Data Reconciliations

Reported to Adjusted Statements of Operations
(in thousands, except per share amounts)

In addition to disclosing results that are determined in accordance with GAAP, we also disclose non-GAAP results that exclude certain significant charges or credits that are important to an understanding of our ongoing operations. We have provided reconciliations of our non-GAAP measures to the most comparable GAAP measures. We believe that discussion of results excluding certain significant charges or credits provides additional insights into underlying business performance. Adjusted earnings per share is not a measure recognized under GAAP. The determination of significant charges or credits may not be comparable to similarly titled measures used by other companies.

	Year					
	2010	2009	2008	2007	2006	2005
Net income (loss) – as reported	$ 31,568	$ 35,552	$(70,177)	$ 27,620	$ 47,183	$ 43,767
Adjustments – net of income tax [(1)]						
Terminated equity financing costs [(2)]	—	2,061	—	—	—	—
Impairments [(3)]	—	—	20,163	—	3,342	—
Income tax valuation [(4)]	—	(26,444)	26,840	—	—	—
Net income (loss) – as adjusted	$ 31,568	$ 11,169	$(23,174)	$ 27,620	$ 50,525	$ 43,767
Net income (loss) per share – as adjusted:						
Basic	$ 0.58	$ 0.24	$ (0.52)	$ 0.59	$ 0.96	$ 0.82
Diluted	$ 0.57	$ 0.24	$ (0.52)	$ 0.57	$ 0.91	$ 0.76
Basic shares	54,005	45,682	44,186	46,536	52,837	53,357
Diluted shares	55,264	46,198	44,186	48,292	55,587	57,674

(1) Reflects annual effective tax rates, before discrete adjustments, of 38.0%, 40.0% and 37.8% for the fiscal years ended January 2, 2010; January 3, 2009; and December 30, 2006, respectively.

(2) For the fiscal year ended January 2, 2010, we expensed $3.3 million ($2.1 million, net of income tax) of direct, incremental costs incurred in connection with a terminated equity financing transaction.

(3) Fiscal year ended January 3, 2009 includes impairment charges for the abandonment of our plan to implement SAP®-based applications and impairment charges in excess of $1.0 million for underperforming stores. Fiscal year ended December 30, 2006 includes impairment charges for the abandonment of software projects in connection with our decision to implement an SAP® enterprise resource planning system.

(4) For the fiscal year ended January 3, 2009, we established a $26.8 million valuation allowance against deferred taxes based on uncertainty regarding future taxable income. For the fiscal year ended January 2, 2010, we reversed the valuation allowance against deferred taxes based on all available positive and negative evidence.

Note - Our "as adjusted" data is considered a non-GAAP financial measure and is not in accordance with, or preferable to, "as reported," or GAAP financial data. However, we are providing this information as we believe it facilitates annual and year-over-year comparisons for investors and financial analysts.

GAAP - generally accepted accounting principles

Non-GAAP Data Reconciliations (continued)

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
(in thousands)

We define earnings before interest, taxes, depreciation and amortization ("EBITDA") as net income (loss) plus: income tax expense (benefit), interest expense, depreciation and amortization, stock-based compensation and asset impairments consistent with the definition used in our debt covenant calculations. Management believes EBITDA is a useful indicator of our financial performance. Our definition of EBITDA may not be comparable to similarly titled definitions used by other companies. The tables below reconcile EBITDA, which is a non-GAAP financial measure, to comparable GAAP financial measures.

	Year					
	2010	**2009**	**2008**	**2007**	**2006**	**2005**
Net income (loss)	$ 31,568	$ 35,552	$ (70,177)	$ 27,620	$ 47,183	$ 43,767
Income tax expense (benefit)	18,922	(20,862)	(2,566)	15,846	28,645	26,996
Interest expense	1,951	5,996	3,375	849	4	—
Depreciation and amortization	13,012	17,681	21,635	24,792	19,684	15,747
Stock-based compensation	3,962	3,236	3,702	6,252	8,325	793
Asset impairments	260	686	34,594	409	5,980	162
EBITDA	$ 69,675	$ 42,289	$ (9,437)	$ 75,768	$ 109,821	$ 87,465

Free Cash Flows
(in thousands)

Our "free cash flows" data is considered a non-GAAP financial measure and is not in accordance with, or preferable to, "net cash provided by operations," or GAAP financial data. However, we are providing this information as we believe it facilitates analysis for investors and financial analysts.

	Year					
	2010	**2009**	**2008**	**2007**	**2006**	**2005**
Net cash provided by operating activities	$ 71,219	$ 66,639	$ 2,973	$ 44,031	$ 59,376	$ 87,498
Subtract: Purchases of property and equipment	7,349	2,459	32,202	43,514	31,079	25,840
Free cash flows	$ 63,870	$ 64,180	$(29,229)	$ 517	$ 28,297	$ 61,658

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others:

- *Current and future general and industry economic trends and consumer confidence;*
- *Availability of attractive and cost-effective consumer credit options;*
- *The effectiveness of our marketing messages;*
- *The efficiency of our advertising and promotional efforts;*
- *Our ability to execute our retail distribution strategy, including our ability to cost-effectively close under-performing store locations and to find suitable new store locations;*
- *Our ability to continue to improve our product line and service levels, and consumer acceptance of our products, product quality, innovation and brand image;*
- *Our ability to achieve and maintain acceptable levels of product quality and acceptable product return and warranty claims rates;*
- *Pending and potentially unforeseen litigation;*
- *Industry competition and the adequacy of our intellectual property rights to protect our products and brand from competitive or infringing activities;*
- *Our "just-in-time" manufacturing processes with minimal levels of inventory, which may leave us vulnerable to shortages in supply;*
- *Our dependence on significant suppliers and our ability to maintain relationships with key suppliers, including several sole source suppliers;*
- *Rising commodity costs and other inflationary pressures;*
- *Risks inherent in global sourcing activities;*
- *Risks of disruption in the operations of either of our two manufacturing facilities;*
- *Increasing government regulations, including flammability standards for the bedding industry;*
- *The adequacy of our management information systems to meet the evolving needs of our business and existing and evolving regulatory standards applicable to data privacy and security;*
- *Our ability to attract and retain senior leadership and other key employees, including qualified sales professionals; and*
- *Global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.*

Additional information concerning these and other risks and uncertainties is contained under the caption "Risk Factors" in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in six sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Off-Balance-Sheet Arrangements and Contractual Obligations
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements

Overview

Business Overview

Select Comfort designs, manufactures, markets and supports a line of adjustable-firmness mattresses featuring air-chamber technology. The air-chamber technology of our proprietary Sleep Number® bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep-related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep for consumers.

We generate revenue by selling our products through four complementary distribution channels. Three of these channels: Retail, Direct Marketing and E-Commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to and through the QVC shopping channel and wholesale customers in Alaska, Hawaii, Canada and Australia.

Mission, Vision and Strategy

Our mission is to improve lives by individualizing sleep experiences. Our vision is to become the new standard in sleep by providing individualized sleep experiences and elevating people's expectations above the "one-size-fits-all" solution offered by other mattress brands.

We are executing against a defined strategy which focuses on the following key components:

- Know our customers as no one else can...*use that insight to set new standards in end-to-end customer experience*;
- Broaden awareness and consideration...*to take share; earn leadership in premium sleep*; and
- Leverage our core business to achieve new levels of margin...*to fund acceleration and innovation.*

Results of Operations

Fiscal 2010 Summary

Key financial highlights for fiscal 2010 and financial outlook for fiscal 2011 are as follows:

- Net income totaled $31.6 million, or $0.57 per diluted share, compared with net income of $35.6 million, or $0.77 per diluted share in 2009. The 2009 net income included the benefit from the reversal of a $26.8 million valuation allowance for deferred taxes offset by $3.3 million of terminated equity financing costs. On a comparable basis, excluding the valuation allowance and the costs associated with the terminated financing, net income per diluted share would have been $0.24 in 2009.

- Net sales increased 11% to $605.7 million, compared with $544.2 million for the prior year, primarily due to a 21% comparable-store sales increase in our company-controlled retail stores, partially offset by a decrease in sales resulting from both a reduction in our store base and the termination of retail partner relationships during the third quarter of 2009.

- Operating income improved to $52.4 million, or 8.6% of net sales, for 2010, compared with $20.7 million, or 3.8% of net sales, for the same period one year ago. The operating income improvement was driven by strong comparable-store sales growth and efficiency enhancements. Sales-per-store, on a trailing twelve-month basis, increased by 24% to $1.3 million.

- Cash provided by operating activities in 2010 totaled $71.2 million, compared with $66.6 million for the prior year. Operating cash flows for 2009 included $26.1 million of income tax refunds associated with our 2008 pre-tax loss.

- As of January 1, 2011, cash and cash equivalents totaled $81.4 million compared with $17.7 million one year ago, and we had no borrowings under our revolving credit facility.

- Our outlook is for modest improvement in macro-economic trends and comparable-store sales growth higher than industry growth as we increase investments against programs designed to expand market share. We expect to end 2011 with approximately 380 stores after the consolidation of planned store openings and closings, compared with 386 at the end of 2010.

The following table sets forth, for the periods indicated, our results of operations expressed as dollars and percentages of net sales. Figures are in millions except percentages and earnings per share amounts. Amounts may not add due to rounding differences.

	2010		2009		2008	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Net sales	$605.7	100.0%	$544.2	100.0%	$ 608.5	100.0%
Cost of sales	227.4	37.5	208.7	38.4	250.0	41.1
Gross profit	378.3	62.5	335.5	61.6	358.6	58.9
Operating expenses:						
Sales and marketing	269.9	44.6	259.2	47.6	332.1	54.6
General and administrative	53.6	8.8	49.6	9.1	58.0	9.5
Research and development	2.1	0.4	2.0	0.4	3.4	0.6
Asset impairment charges	0.3	0.0	0.7	0.1	34.6	5.7
Terminated equity financing costs	—	0.0	3.3	0.6	—	—
Total operating expenses	325.9	53.8	314.8	57.8	428.0	70.3
Operating income (loss)	52.4	8.6	20.7	3.8	(69.5)	(11.4)
Other expense, net	1.9	0.3	6.0	1.1	3.3	0.5
Income (loss) before income taxes	50.5	8.3	14.7	2.7	(72.7)	(12.0)
Income tax expense (benefit)	18.9	3.1	(20.9)	(3.8)	(2.6)	(0.4)
Net income (loss)	$ 31.6	5.2%	$ 35.6	6.5%	$ (70.2)	(11.5%)

	2010	2009	2008
Net income (loss) per share:			
Basic	$ 0.58	$ 0.78	$ (1.59)
Diluted	$ 0.57	$ 0.77	$ (1.59)
Diluted - as adjusted[1]	$ 0.57	$ 0.24	$ (0.52)
Weighted-average number of common shares:			
Basic	54.0	45.7	44.2
Diluted	55.3	46.2	44.2

(1) This non-GAAP measure is not in accordance with, or preferable to, GAAP financial data. However, we are providing this information as we believe it facilitates annual and year-over-year comparisons for investors and financial analysts. See page 25 for a reconciliation of this non-GAAP measure to the appropriate GAAP measure.

The percentage of our total net sales, by dollar volume, from each of our channels during the last three years was as follows:

	2010	2009	2008
Retail	84.0%	81.2%	78.2%
Direct and E-Commerce	10.8%	11.5%	13.8%
Wholesale	5.2%	7.3%	8.0%
Total	100.0%	100.0%	100.0%

The components of total net sales change, including comparable-store net sales changes, were as follows:

	Channel increase/(decrease)		
	2010	2009	2008
Retail same-store sales	21%	0%	(25%)
Direct and E-Commerce	5%	(26%)	(29%)
Company-Controlled same-store sales change	19%	(4%)	(26%)
Net store openings/closings	(5%)	(6%)	4%
Total Company-Controlled channels	14%	(10%)	(22%)
Wholesale	(21%)	(19%)	(38%)
Total net sales change	11%	(11%)	(24%)

(1) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. Fiscal 2008 included 53 weeks, as compared to 52 weeks in fiscal 2010 and 2009. Comparable-store sales have been adjusted and reported as if all years had the same number of weeks.

The number of controlled-owned retail stores during the last three years, and independently owned and operated retail partner stores, was as follows:

	2010	2009	2008
Company-controlled retail stores:			
Beginning of year	403	471	478
Opened	7	4	19
Closed	(24)	(72)	(26)
End of year	386	403	471
Retail partner stores[1] end of year	150	146	801

(1) In August 2009, we announced our decision to discontinue distribution through non-company owned mattress retailers in the contiguous United States.

Comparison of 2010 and 2009

Net Sales

Net sales in 2010 increased 11% to $605.7 million, compared with $544.2 million for the same period one year ago. The sales increase was driven by a 21% comparable-store sales increase in our company-controlled retail stores and a 5% increase in our direct and E-Commerce channel sales. These increases were partially offset by the decrease in sales resulting from the 4% year-over-year decline in the number of retail stores we operated and a decrease in wholesale channel sales due in large part to our decision in the third quarter of 2009 to discontinue distribution through retail partners operating approximately 700 stores in the contiguous United States. Total sales of mattress units increased 5% compared to the same period one year ago, with mattress units in company-controlled distribution channels increasing by 11%. Sales of other products and services increased by 16%.

The $61.5 million net sales increase compared with the same period one year ago was comprised of the following: (i) an $86.4 million increase in sales from our company-controlled comparable retail stores, partially offset by a $19.7 million sales decrease resulting from the net decline in the number of stores we operated and (ii) a $3.1 million increase in direct and E-Commerce channel sales, partially offset by (iii) an $8.3 million decrease in wholesale channel sales.

Gross Profit

The gross profit rate increased to 62.5% in 2010 compared with 61.6% in 2009. Approximately 1.2 ppt. of the gross profit rate improvement was due to logistics and manufacturing efficiencies, including material cost reductions, an increase in the percentage of net sales from our higher margin company-controlled distribution channels and leverage from the higher sales volume. The gross profit rate also improved due to a reduction in warranty costs per unit, driven by product quality enhancements. These improvements were partially offset by increased performance-based compensation, and an increase in promotional costs to generate customer traffic and drive sales.

Sales and Marketing Expenses

Sales and marketing expenses in 2010 increased to $269.9 million, or 44.6% of net sales, compared with $259.2 million, or 47.6% of net sales in 2009. The $10.7 million increase was primarily due to an $8.8 million, or 14%, increase in media spending and an increase in variable selling expenses due to the higher sales volume, partially offset by a decrease in expenses resulting from the reduction in our store base. The sales and marketing expense rate declined 3.0 ppt. compared with the same period one year ago due to the leveraging impact of the 11% net sales increase and expense savings from store closures.

General and Administrative Expenses

General and administrative ("G&A") expenses increased $4.0 million to $53.6 million in 2010, compared with $49.6 million in 2009, but decreased to 8.8% of net sales, compared with 9.1% of net sales in the prior year. The $4.0 million increase was primarily due to higher performance-based incentive compensation resulting from our strong 2010 financial results, partially offset by reduced depreciation expenses and the absence of certain costs incurred during the same period last year, including severance expenses. The G&A expense rate decreased by 0.3 ppt. for 2010 compared with the same period one year ago, primarily due to the leveraging impact of the 11% net sales increase.

Research and Development

Research and development ("R&D") expenses increased to $2.1 million in 2010 compared with $2.0 million in 2009. R&D expenses for 2010 were 0.4% of net sales, consistent with 2009.

Asset Impairment Charges

During 2010, we recognized impairment charges of $0.3 million primarily related to underperforming stores' assets. During 2009, we recognized impairment charges of $0.7 million related to assets at stores expected to close prior to their normal lease termination dates, and certain equipment and software.

Terminated Equity Financing Costs

In May 2009, we entered into a securities purchase agreement with a private equity firm. At a special meeting of shareholders held August 27, 2009, our shareholders did not approve the May 2009 securities purchase agreement. During the third quarter of 2009, we expensed $3.3 million of direct, incremental costs incurred in connection with the terminated equity financing.

Other Expense, Net

Other expense, net was $1.9 million for 2010, compared with $6.0 million for the same period one year ago. This decrease was primarily due to (i) reduced current-year interest expense and other debt-related costs as we had no borrowings under our revolving credit facility during 2010, partially offset by (ii) a $1.1 million write-off of unamortized debt costs during the first quarter of 2010. We entered into a new credit agreement on March 26, 2010 and terminated our prior credit agreement.

Income Tax Expense (Benefit)

Income tax expense was $18.9 million for 2010, compared with an income tax benefit of $20.9 million for the same period one year ago. The effective tax rate for 2010 was 37.5% compared with (142.0%) for the same period one year ago. The 2009 income tax benefit and effective tax rate reflected the reversal of a deferred tax valuation allowance based on the resolution of the uncertainty regarding future taxable income during the fourth quarter of 2009. In addition, the 2010 effective tax rate benefited from an increase in the manufacturing deduction, partially offset by an increase in unrecognized tax benefits related to certain federal and state tax matters.

Comparison of 2009 and 2008

Net Sales

Net sales in 2009 decreased 11% to $544.2 million, compared with $608.5 million in 2008. The net sales decrease was due to a 14% year-over-year decline in the number of retail stores we operated, and a decrease in direct, wholesale and E-Commerce channel net sales. Total sales of mattress units decreased 11% compared to the same period one year ago and sales of other products and services decreased by 7%.

The $64.3 million net sales decrease compared with the same period one year ago was comprised of the following: (i) a $30.1 million decrease resulting from the net decline in the number of stores we operated, partially offset by a $2.1 million net increase in net sales from our company-controlled comparable retail stores; (ii) a $20.8 million decrease in direct and E-Commerce Channel sales; and (iii) a $8.9 million decrease in wholesale sales. In addition, 2008 included an additional 53rd week of sales totaling approximately $6.6 million.

Gross Profit

The gross profit rate increased to 61.6% in 2009 compared with 58.9% in 2008. A majority of the gross profit rate increase was due to improved manufacturing efficiencies, lower fuel prices, and actions taken to reduce supply chain and logistics costs which in total added approximately 3.5 ppt. to our gross profit rate for 2009, compared to last year. During the fourth quarter of 2008 and in fiscal 2009, we resized our manufacturing and logistics operations to better align with current customer demand. In addition, a sales mix shift to higher-margin company-controlled channels, higher-margin products and lower warranty expenses improved the gross profit rate by 0.6 ppt., 0.5 ppt. and 0.5 ppt., respectively, compared with the same period one year ago. These improvements were partially offset by an increase in promotional costs to generate customer traffic and drive sales.

Sales and Marketing Expenses

Sales and marketing expenses in 2009 decreased to $259.2 million, or 47.6% of net sales, compared with $332.1 million, or 54.6% of net sales in 2008. The $72.8 million decrease was primarily due to a $30.6 million (or 33%) reduction in media spending and a $20.5 million decrease in other marketing expenses, including financing, promotion and media production expenses compared with the same period one-year ago. The reduction in media and other marketing expenses was mainly due to efforts to enhance the effectiveness and efficiency of our marketing expenditures. The remainder of the expense decrease was due to reduced fixed and variable selling expenses resulting from a 14% year-over-year reduction in our store base, reduced depreciation expense (including the impact of prior-year store asset impairments) and other cost reduction initiatives. The sales and marketing expense rate declined 7.0 ppt. compared to the same period one year ago, with the benefits from the cost reduction initiatives more than offsetting the deleveraging impact of the 11% net sales decline.

General and Administrative Expenses

General and administrative ("G&A") expenses decreased $8.4 million to $49.6 million or 9.1% of net sales in 2009, compared with $58.0 million or 9.5% of net sales in 2008. The $8.4 million decrease in G&A expenses was primarily due to reduced compensation and benefit costs resulting from workforce reductions, decreased depreciation expense and discretionary spending cuts, partially offset by increased performance-based compensation.

Research and Development

Research and development ("R&D") expenses decreased to $2.0 million in 2009 compared with $3.4 million in 2008, and decreased as a percentage of net sales to 0.4% from 0.6%.

Asset Impairment Charges

Asset impairment charges decreased to $0.7 million in 2009, compared with $34.6 million in 2008. During 2009, we recognized impairment charges of $0.7 million related to assets at stores expected to close prior to their normal lease termination dates, and certain equipment and software.

During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications and recognized asset impairment charges totaling $27.6 million. Also during 2008, we determined that certain assets at underperforming stores were impaired and recognized impairment charges of $7.0 million.

Terminated Equity Financing Costs

In May 2009, we entered into a securities purchase agreement with a private equity firm. At a special meeting of shareholders held August 27, 2009, our shareholders did not approve the May 2009 securities purchase agreement. During the third quarter of 2009, we expensed $3.3 million of direct, incremental costs incurred in connection with the terminated equity financing.

Other Expense, Net

Other expense, net increased to $6.0 million compared with $3.3 million in 2008. The $2.7 million increase in other expense, net was primarily driven by (i) the current year reduction in capitalized interest expense; (ii) the increased write-off of unamortized debt costs in the current year due to reductions in our revolving credit facility's borrowing capacity; (iii) an increase in our credit facility fees and expenses; and (iv) increased interest rates compared to the same period one year ago, partially offset by (v) a lower average debt balance for the current year.

Income Tax (Benefit) Expense

Income tax benefit in 2009 was $20.9 million compared with a $2.6 million benefit in 2008. The effective tax rate for 2009 was (142.0%) compared with 3.5% for the same period one year ago. Both 2008 and 2009 were impacted by changes in our deferred tax valuation allowance.

Liquidity and Capital Resources

As of January 1, 2011, we had cash and cash equivalents of $81.4 million compared with $17.7 million as of January 2, 2010. The $63.6 million increase in cash and cash equivalents was primarily due to $71.2 million of cash provided by operating activities partially offset by purchases of property and equipment totaling $7.3 million.

The following table summarizes our cash flows for the fiscal years ended January 1, 2011, and January 2, 2010 (in millions). Amounts may not add due to rounding differences.

	Fiscal Year Ended	
	January 1, 2011	**January 2, 2010**
Total cash provided by (used in):		
Operating activities	$ 71.2	$ 66.6
Investing activities	(7.3)	(2.4)
Financing activities	(0.2)	(59.5)
Increase in cash and cash equivalents	$ 63.6	$ 4.7

Cash provided by operating activities for the fiscal year ended January 1, 2011 was $71.2 million compared with $66.6 million for the fiscal year period ended January 2, 2010. The $4.6 million year-over-year increase in cash from operating activities was comprised of a $15.1 million increase in adjustments to reconcile net income to net cash provided by operating activities (prior year included the reversal of a $26.8 million deferred tax valuation allowance), a $6.5 million decrease in cash from changes in operating assets and liabilities (prior year included a $26.1 million income tax refund), and a $4.0 million decrease in our 2010 net income compared with the same period one year ago (prior year included the reversal of a $26.8 deferred tax valuation allowance). Other changes in operating assets and liabilities included a current year increase in accrued compensation and benefits due to higher incentive compensation resulting from the strong financial performance in 2010, a current year increase in inventories to support the higher sales volume and a current year decrease in prepaid expenses and other assets compared with an increase in the prior year (current year included a refund of a security deposit due to our improved financial position; prior year reflected an increase in prepaid rent and prepaid advertising expenses).

Investing activities for 2010 included $7.3 million of property and equipment purchases, compared with $2.5 million for the same period one year ago. In both periods, our capital expenditures related primarily to new and remodeled retail stores, and investments in information technology. During 2010 we opened seven new retail stores, compared with four new retail stores opened during 2009. Capital expenditures are projected to be approximately $25 million to $30 million in 2011, reflecting a total of 40 to 50 store actions, mainly related to store remodels and relocations, along with an initial investment to upgrade our information systems.

Net cash used in financing activities was $0.2 million during 2010, compared with $59.5 million for the same period one year ago. The $59.3 million year-over-year decrease in cash used in financing activities resulted primarily from an $84.8 million net decrease in short-term borrowings during 2009, partially offset by a $26.5 million increase in proceeds from the issuance of common stock. During fiscal 2009, we completed two separate equity offerings that generated the $26.5 million of net proceeds. Book overdrafts and payments on capital lease obligations are included in the net change in short-term borrowings.

As of January 1, 2011, the remaining authorization under our stock repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. We currently have no plans to repurchase our common stock. We continue to focus on strengthening our financial position and increasing our cash balance.

On March 26, 2010, we entered into a new credit agreement ("Credit Agreement") with Wells Fargo Bank, National Association and terminated our prior credit agreement. The Credit Agreement provides a $20.0 million secured revolving credit facility for working capital and general corporate purposes, including up to $10.0 million available for issuances of letters of credit. Outstanding letters of credit reduce the amounts available under this credit facility. The Credit Agreement expires on July 1, 2012. We are subject to certain financial covenants under the Credit Agreement, including minimum fixed charge coverage ratios, maximum capital expenditure limits, minimum net worth requirements, and maintenance of an aggregate principal balance of zero under the Credit Agreement for a period of not less than 30 consecutive days in each fiscal year. The Credit Agreement is secured by a first priority security interest in our assets and those of our domestic subsidiaries.

At January 1, 2011, $17.0 million was available under the Credit Agreement, we had no borrowings and we were in compliance with all financial covenants. At January 2, 2010, $35.5 million was available under the prior credit facility, we had no borrowings, and we were in compliance with all financial covenants. As of January 1, 2011, and January 2, 2010, we had outstanding letters of credit of $3.0 million and $4.5 million, respectively.

Cash generated from operations and available under our credit facility is expected to provide sufficient operating liquidity and funding for capital expenditures for the foreseeable future. In addition, our business model, which can operate with minimal working capital, does not require significant additional capital to fund operations or organic growth.

We have an agreement with GE Money Bank to offer qualified customers revolving credit arrangements to finance purchases from us ("GE Agreement"). The GE Agreement contains certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. As of January 1, 2011 we were in compliance with all financial covenants.

Under the terms of the GE Agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts.

Off-Balance-Sheet Arrangements and Contractual Obligations

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships. As of January 1, 2011, we were not involved in any unconsolidated special purpose entity transactions. Other than our operating leases and $3.0 million of outstanding letters of credit, we do not have any off-balance-sheet financing. A summary of our operating lease obligations by fiscal year is included in the "Contractual Obligations" section below. Additional information regarding our operating leases is available in Item 2, *Properties*, and Note 5, *Leases*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Contractual Obligations

The following table presents information regarding our contractual obligations by fiscal year (in thousands):

	Payments Due by Period[1]				
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Operating leases	$ 114,533	$ 32,377	$ 47,937	$ 23,039	$ 11,180
Capital leases	713	447	266	—	—
Purchase commitments	4,268	4,100	168	—	—
Total	$ 119,514	$ 36,924	$ 48,371	$ 23,039	$ 11,180

(1) Our unrecognized tax benefits, including interest and penalties, of $1.6 million have not been included in the Contractual Obligations table as we are not able to determine a reasonable estimate of timing of the cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, sales, expenses and the related disclosure. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Business and Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes the accounting policies discussed below are the most critical because they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting policies and estimates, and related disclosures with the Audit Committee of our Board.

Our critical accounting policies and estimates relate to asset impairment charges, stock-based compensation, self-insured liabilities, warranty liabilities and revenue recognition.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges		
Long-lived assets other than goodwill and other intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated undiscounted cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value. We generally estimate fair value of long-lived assets, including our retail stores, using the income approach, which we base on estimated future cash flows (discounted and with interest charges). The inputs used to determine fair value relate primarily to future assumptions regarding sales volumes, gross profit rates, store operating expenses and applicable probability weightings regarding future alternative uses. These inputs are categorized as Level 3 inputs under the fair value measurements guidance. The inputs used represent management's assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to identify events or changes in circumstances indicating the carrying value of assets may not be recoverable, estimate future cash flows, estimate asset fair values, and select a discount rate that reflects the risk inherent in future cash flows. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. As of January 1, 2011, we evaluated 20 under-performing retail stores that had sufficient projected future cash flows to support the carrying value of their long-lived assets and therefore, did not result in additional impairment charges. At January 1, 2011, the carrying amount of the long-lived assets for these stores totaled $0.6 million. We believe that our estimates and assumptions used to calculate long-lived asset impairment charges were reasonable and reflect the current economic environment. Our fair value calculations reflect current consumer spending trends. Our fair value calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options. However, it is reasonably possible that an unexpected decline in consumer spending may expose us to future impairment charges that could be material. Alternatively, if consumer spending increases at a higher rate than we anticipated, impaired stores (which continue to operate) could generate higher than expected future cash flows and operating profits.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges (con't)		
Asset impairment charges totaled $0.3 million, $0.7 million and $34.6 million for 2010, 2009 and 2008, respectively. During 2010 total impairment charges included a $0.2 million charge for long-lived assets related to two under-performing retail store locations. As of January 1, 2011, the remaining carrying amount of the long-lived assets at these stores was zero.		
Stock-Based Compensation		
We have a stock-based compensation plan, which includes non-qualified stock options and nonvested share awards. See Note 1, *Business and Summary of Significant Accounting Policies*, and Note 7, *Shareholders' Equity*, to the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock option awards and the resulting compensation expense at the date of grant using the Black-Scholes-Merton option-pricing model. The most significant inputs into the Black-Scholes-Merton model are exercise price, our estimate of expected stock price volatility and the expected term of the options. We determine the fair value of our performance-based nonvested share awards at the date of grant generally based on the closing market price of our stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee forfeiture rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate or future earnings adjustments. Performance-based nonvested share awards require management to make assumptions regarding the likelihood of achieving performance goals.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. Also, if the actual forfeiture rates are not consistent with the assumptions used, it could result in future earnings adjustments. A 10% change in our stock-based compensation expense for the year ended January 1, 2011, would have affected net income by approximately $246,000 in 2010.
Self-Insured Liabilities		
We are self-insured for certain losses related to health and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by third-party administrators. Periodically, management reviews its assumptions and the valuations provided by third-party administrators to determine the adequacy of our self-insured liabilities.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities at January 1, 2011, would have affected net income by approximately $273,000 in 2010.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Warranty Liabilities		
The estimated cost to service warranty claims of customers is included in cost of sales. This estimate is based on historical trends of warranty claims. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.	Our warranty liability contains uncertainties because our warranty obligations cover an extended period of time. A revision of estimated claim rates or the projected cost of materials and freight associated with sending replacement parts to customers could have a material adverse effect on future results of operations.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our warranty liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our warranty liability at January 1, 2011, would have affected net income by approximately $356,000 in 2010.
Revenue Recognition		
Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes. We accrue for sales returns at the time revenue is recognized and charge actual returns against the liability when they are received. Our general return policy is to allow returns after a 30-night trial period. We estimate future projected returns based on historical return rates.	Our estimates of sales returns contain uncertainties as actual returns may vary from expected rates, resulting in adjustments to net sales in future periods. These adjustments could have a material adverse effect on future results of operations.	We have not made any material changes in the accounting methodology used to establish our sales returns allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our sales returns allowance. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our sales returns allowance at January 1, 2011, would have affected net income by approximately $183,000 in 2010.

Recent Accounting Pronouncements

None currently applicable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

At January 1, 2011, we had no short-term borrowings under our line of credit. We do not currently manage interest rate risk on our debt through the use of derivative instruments.

Any borrowings under our revolving credit facility are currently not subject to material interest rate risk. The credit facility's interest rate may be reset due to fluctuations in a market-based index, such as the prime rate or LIBOR.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Select Comfort Corporation
Minneapolis, MN

We have audited the internal control over financial reporting of Select Comfort Corporation and subsidiaries (the "Company") as of January 1, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule listed in the Index at Item 15 as of and for the year ended January 1, 2011, of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

\s\ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 24, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Select Comfort Corporation
Minneapolis, MN

We have audited the accompanying consolidated balance sheet of Select Comfort Corporation and subsidiaries (the "Company") as of January 1, 2011, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended January 1, 2011, listed in the Index at Item 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. The consolidated financial statements of the Company for the years ended January 2, 2010 and January 3, 2009, were audited by other auditors whose report, dated February 25, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 1, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic fiscal 2011 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 1, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

\s\ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited the accompanying consolidated balance sheet of Select Comfort Corporation and subsidiaries as of January 2, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the two-year period ended January 2, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II related to valuation and qualifying accounts for each of the fiscal years in the two-year period ended January 2, 2010. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 2, 2010, and the results of their operations and their cash flows for each of the fiscal years in the two-year period ended January 2, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

\s\ KPMG LLP

Minneapolis, Minnesota
February 25, 2010

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets
January 1, 2011 and January 2, 2010
(in thousands, except per share amounts)

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 81,361	$ 17,717
Accounts receivable, net of allowance for doubtful accounts of $302 and $379, respectively	4,564	5,094
Inventories	19,647	15,646
Income taxes receivable	—	3,893
Prepaid expenses	6,388	5,879
Deferred income taxes	4,297	5,153
Other current assets	652	720
Total current assets	116,909	54,102
Property and equipment, net	32,953	37,682
Deferred income taxes	15,965	19,071
Other assets	4,130	7,385
Total assets	$ 169,957	$ 118,240
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 42,025	$ 37,538
Customer prepayments	12,944	11,237
Compensation and benefits	24,857	15,518
Taxes and withholding	5,359	4,528
Other current liabilities	11,671	10,716
Total current liabilities	96,856	79,537
Warranty liabilities	2,815	5,286
Other long-term liabilities	12,309	10,959
Total non-current liabilities	15,124	16,245
Total liabilities	111,980	95,782
Shareholders' equity:		
Undesignated preferred stock; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 142,500 shares authorized, 55,455 and 54,310 shares issued and outstanding, respectively	555	543
Additional paid-in capital	36,799	32,860
Retained earnings (accumulated deficit)	20,623	(10,945)
Total shareholders' equity	57,977	22,458
Total liabilities and shareholders' equity	$ 169,957	$ 118,240

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended January 1, 2011, January 2, 2010 and January 3, 2009
(in thousands, except per share amounts)

	2010	2009	2008
Net sales	$ 605,676	$ 544,202	$ 608,524
Cost of sales	227,413	208,742	249,952
Gross profit	378,263	335,460	358,572
Operating expenses:			
Sales and marketing	269,901	259,244	332,068
General and administrative	53,572	49,560	57,994
Research and development	2,147	1,973	3,374
Asset impairment charges	260	686	34,594
Terminated equity financing costs	—	3,324	—
Total operating expenses	325,880	314,787	428,030
Operating income (loss)	52,383	20,673	(69,458)
Other expense, net	1,893	5,983	3,285
Income (loss) before income taxes	50,490	14,690	(72,743)
Income tax expense (benefit)	18,922	(20,862)	(2,566)
Net income (loss)	$ 31,568	$ 35,552	$ (70,177)
Basic net income (loss) per share:			
Net income (loss) per share – basic	$ 0.58	$ 0.78	$ (1.59)
Weighted-average common shares – basic	54,005	45,682	44,186
Diluted net income (loss) per share:			
Net income (loss) per share – diluted	$ 0.57	$ 0.77	$ (1.59)
Weighted-average common shares – diluted	55,264	46,198	44,186

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
Years ended January 1, 2011, January 2, 2010 and January 3, 2009
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
	Shares	Amount			
Balance at December 29, 2007	44,597	$ 446	$ —	$ 23,680	$ 24,126
Exercise of common stock options	61	1	92	—	93
Tax effect from stock-based compensation	—	—	28	—	28
Stock-based compensation	—	—	3,702	—	3,702
Issuances of common stock	304	3	595	—	598
Net loss	—	—	—	(70,177)	(70,177)
Balance at January 3, 2009	44,962	$ 450	$ 4,417	$ (46,497)	$(41,630)
Exercise of common stock options	57	—	130	—	130
Exercise of warrants	2,000	20	—	—	20
Tax effect from stock-based compensation	—	—	(1,234)	—	(1,234)
Stock-based compensation	328	3	3,233	—	3,236
Issuances of common stock	6,963	70	26,314	—	26,384
Net income	—	—	—	35,552	35,552
Balance at January 2, 2010	54,310	$ 543	$ 32,860	$ (10,945)	$ 22,458
Exercise of common stock options	958	10	1,004	—	1,014
Tax effect from stock-based compensation	—	—	366	—	366
Stock-based compensation	353	4	3,958	—	3,962
Repurchases of common stock	(166)	(2)	(1,389)	—	(1,391)
Net income	—	—	—	31,568	31,568
Balance at January 1, 2011	55,455	$ 555	$ 36,799	$ 20,623	$ 57,977

See accompanying notes to consolidated financial statements.

**SELECT COMFORT CORPORATION
AND SUBSIDIARIES**

**Consolidated Statements of Cash Flows
Years ended January 1, 2011, January 2, 2010 and January 3, 2009
(in thousands)**

	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 31,568	$ 35,552	$ (70,177)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	14,626	19,054	22,186
Stock-based compensation	3,962	3,236	3,702
Disposals and impairments of assets	251	683	34,577
Excess tax benefits from stock-based compensation	(1,358)	—	(19)
Deferred income taxes	2,352	(18,209)	25,075
Change in operating assets and liabilities:			
Accounts receivable	530	(155)	13,963
Inventories	(4,001)	3,029	13,842
Income taxes	6,647	22,007	(25,900)
Prepaid expenses and other assets	1,579	(1,776)	7,627
Accounts payable	3,995	2,545	(20,047)
Customer prepayments	1,707	(243)	3,153
Accrued compensation and benefits	11,471	943	(250)
Other taxes and withholding	53	1,604	(1,846)
Warranty liabilities	(1,398)	(906)	(1,454)
Other accruals and liabilities	(765)	(725)	(1,459)
Net cash provided by operating activities	71,219	66,639	2,973
Cash flows from investing activities:			
Purchases of property and equipment	(7,349)	(2,459)	(32,202)
Proceeds from sales of property and equipment	10	15	—
Net cash used in investing activities	(7,339)	(2,444)	(32,202)
Cash flows from financing activities:			
Net (decrease) increase in short-term borrowings	(1,074)	(84,756)	35,809
Repurchases of common stock	(1,391)	—	—
Proceeds from issuance of common stock	1,014	26,534	651
Excess tax benefits from stock-based compensation	1,358	—	19
Debt issuance costs	(143)	(1,313)	(1,472)
Net cash (used in) provided by financing activities	(236)	(59,535)	35,007
Increase in cash and cash equivalents	63,644	4,660	5,778
Cash and cash equivalents, at beginning of year	17,717	13,057	7,279
Cash and cash equivalents, at end of year	$ 81,361	$ 17,717	$ 13,057
Supplemental Disclosure of Cash Flow Information			
Income taxes paid (refunded)	$ 9,732	$ (25,978)	$ (1,313)
Interest paid	$ 444	$ 4,747	$ 3,636
Capital lease obligations incurred	$ 466	$ 674	$ 1,032
Purchases of property and equipment included in accounts payable	$ 965	$ 388	$ 770

See accompanying notes to consolidated financial statements.

(1) Business and Summary of Significant Accounting Policies

Business

Select Comfort Corporation and our wholly-owned subsidiaries ("Select Comfort" or the "Company") design, manufacture, market and support a line of adjustable-firmness mattresses featuring air-chamber technology. In addition, we also sell to wholesale customers in Alaska, Hawaii, Canada and Australia. We sell through three distribution channels: Retail, Direct and E-Commerce, and Wholesale. The percentage of our total net sales from each of our channels during the last three years was as follows:

	2010	2009	2008
Retail	84.0%	81.2%	78.2%
Direct and E-Commerce	10.8%	11.5%	13.8%
Wholesale	5.2%	7.3%	8.0%
Total	100.0%	100.0%	100.0%

Basis of Presentation

The consolidated financial statements include the accounts of Select Comfort Corporation and our subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year ends on the Saturday closest to December 31. Fiscal years and their respective fiscal year ends are as follows: fiscal 2010 ended January 1, 2011; fiscal 2009 ended January 2, 2010; and fiscal 2008 ended January 3, 2009. Fiscal 2008 had 53 weeks. Fiscal years 2010 and 2009 each had 52 weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales, expenses and income taxes during the reporting period. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods. Our critical accounting policies consist of asset impairment charges, stock-based compensation, self-insured liabilities, warranty liabilities and revenue recognition.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The carrying value of these investments approximates fair value due to their short-term maturity. Our banking arrangements allow us to fund outstanding checks when presented to the financial institution for payment, resulting in book overdrafts. Book overdrafts totaled $7.2 million and $7.4 million at January 1, 2011, and January 2, 2010, respectively. Book overdrafts are included in accounts payable in our consolidated balance sheets and in net (decrease) increase in short-term borrowings in the financing activities section of our consolidated statements of cash flows.

The majority of payments due from third-parties for credit card and debit card transactions are processed within one to three business days. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due for these transactions that are classified as cash and cash equivalents totaled $5.3 million and $5.5 million at January 1, 2011, and January 2, 2010, respectively.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected losses and consist primarily of wholesale receivables and receivables from third-party financiers for customer credit card purchases. The allowance is recognized in an amount equal to anticipated future write-offs. We estimate future write-offs based on delinquencies, aging trends, industry risk trends and our historical experience. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the contractual term of the lease, with consideration of lease renewal options if renewal appears probable. Property under capital lease is comprised of manufacturing equipment, computer equipment and computer software used in our retail operations and corporate support areas. Estimated useful lives of our property and equipment by major asset category are as follows:

Leasehold improvements	5 to 10 years
Office furniture and equipment	5 to 7 years
Production machinery, computer equipment and software	3 to 7 years
Property under capital lease	3 to 4 years

Other Assets

Other assets include deposits, patents, trademarks and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. The carrying value of goodwill at both January 1, 2011, and January 2, 2010, was $2.9 million.

Asset Impairment Charges

We review our long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Fair value is determined using a market-based approach utilizing widely accepted valuation techniques, including quoted market prices and our market capitalization. During the fourth quarter of 2010, we completed our annual impairment testing of goodwill, using the valuation techniques as described above, and determined there was no impairment.

Warranty Liabilities

We provide a 20-year limited warranty on our adjustable-firmness beds. The customer participates over the last 18 years of the warranty period by paying a portion of the retail value of replacement parts. The estimated warranty costs, which are expensed at the time of sale and included in cost of sales, are based on historical claims rates incurred by us and are adjusted for any current trends as appropriate. Our warranty liability is one of our critical accounting policies and contains uncertainties because our warranty obligations cover an extended period of time. Actual warranty claim costs could differ from these estimates. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs. A revision of estimated claim rates or the projected cost of materials and freight associated with sending replacement parts to customers could have a material adverse effect on future results of operations.

We classify as noncurrent those estimated warranty costs expected to be paid out in greater than one year. The activity in the accrued warranty liabilities account was as follows (in thousands):

	2010	2009	2008
Balance at beginning of year	$ 7,143	$ 8,049	$ 9,503
Additions charged to costs and expenses for current-year sales	3,630	5,114	6,105
Deductions from reserves	(4,318)	(5,822)	(9,537)
Changes in liability for pre-existing warranties during the current year, including expirations	(711)	(198)	1,978
Balance at end of period	$ 5,744	$ 7,143	$ 8,049

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, borrowings under our revolving credit facility, and other current assets and liabilities approximate fair value because of their short-term maturity.

Revenue Recognition

Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes.

We accept sales returns after a 30-night trial period. The accrued sales returns estimate is based on historical return rates, which are reasonably consistent from period to period and is adjusted for any current trends as appropriate. If actual returns vary from expected rates, sales in future periods are adjusted.

Cost of Sales, Sales and Marketing, General and Administrative ("G&A") and Research & Development ("R&D") Expenses

The following tables summarize the primary costs classified in each major expense category (the classification of which may vary within our industry):

Cost of Sales

- Costs associated with purchasing, manufacturing, shipping, handling and delivering our products to our stores and customers;
- Physical inventory losses, scrap and obsolescence;
- Related occupancy and depreciation expenses; and
- Estimated costs to service warranty claims of customers.

Sales & Marketing

- Advertising and media production;
- Marketing and selling materials such as brochures, videos, customer mailings and in-store signage;
- Payroll and benefits for sales and customer service staff;
- Store occupancy costs;
- Store depreciation expense; and
- Promotional financing costs.

G&A

- Payroll and benefit costs for corporate employees, including information technology, legal, human resources, finance, sales and marketing administration, investor relations and risk management;
- Occupancy costs of corporate facilities;
- Depreciation related to corporate assets;
- Information hardware, software and maintenance;
- Insurance;
- Investor relations costs; and
- Other overhead costs.

R&D[1]

- Internal labor and benefits related to research and development activities;
- Outside consulting services related to research and development activities; and
- Testing equipment related to research and development activities.

[1] Costs incurred in connection with R&D are charged to expense as incurred.

Operating Leases

We rent office and manufacturing space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and certain building operating expenses. We also rent retail space under operating leases which, in addition to the minimum lease payments, may require payment of contingent rents based upon sales levels and payment of a proportionate share of the real estate taxes and certain building operating expenses.

Rent expense is recognized on a straight-line basis over the lease term, after consideration of rent escalations and rent holidays. We record any difference between the straight-line rent amounts and amounts payable under the leases as part of deferred rent, in other current liabilities or other long-term liabilities, as appropriate. The lease term for purposes of the calculation begins on the earlier of the lease commencement date or the date we take possession of the property. During lease renewal negotiations that extend beyond the original lease term, we estimate straight-line rent expense based on current market conditions. At January 1, 2011, and January 2, 2010, deferred rent included in other current liabilities in our consolidated balance sheets was $1.5 million and $1.4 million, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $3.9 million and $4.0 million, respectively.

Leasehold improvements that are funded by landlord incentives or allowances under an operating lease are recorded as deferred lease incentives, in other current liabilities or other long-term liabilities, as appropriate and amortized as reductions to rent expense over the lease term. At January 1, 2011, and January 2, 2010, deferred lease incentives included in other current liabilities in our consolidated balance sheets were $1.2 million and $1.4 million, respectively, and deferred lease incentives included in other long-term liabilities in our consolidated balance sheets were $3.6 million and $4.6 million, respectively.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales levels, are contingent rents and are excluded from minimum lease payments and included in the determination of total rent expense when it is probable the expense has been incurred and the amount is reasonably estimable. Future payments for real estate taxes and certain building operating expenses for which we are obligated are not included in minimum lease payments.

Pre-opening Costs

Costs associated with the start up and promotion of new store openings are expensed as incurred.

Advertising Costs

We incur advertising costs associated with print and broadcast advertisements. Advertising costs are charged to expense when the ad first runs. Advertising expense was $70.2 million, $61.4 million and $92.0 million, in 2010, 2009 and 2008, respectively. Advertising costs deferred and included in prepaid expenses in our consolidated balance sheets were $1.8 million and $1.8 million as of January 1, 2011, and January 2, 2010, respectively.

Insurance

We are self-insured for certain losses related to health and workers' compensation claims, although we do obtain third-party insurance coverage to limit exposure to these claims. We estimate our self-insured liabilities using a number of factors including historical claims experience and analysis of incurred but not reported claims. Our self-insurance liability was $4.4 million and $4.6 million at January 1, 2011, and January 2, 2010, respectively. At January 1, 2011, and January 2, 2010, $2.3 million and $4.6 million, respectively, were included in other current liabilities and $2.1 million and $0.0 million, respectively, were included in other long-term liabilities in our consolidated balance sheets.

Stock-Based Compensation

We record stock-based compensation expense based on the award's fair value at the date of grant and the awards that are expected to vest. We recognize stock-based compensation expense over the period during which an employee is required to provide services in exchange for the award, or to their eligible retirement date, if earlier. We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options and resulting compensation expense. The most significant inputs into the Black-Scholes-Merton option-pricing model are exercise price, our estimate of expected stock price volatility and the weighted-average expected life of the options. We reduce compensation expense by estimated forfeitures. We include as part of cash flows from financing activities the benefit of tax deductions in excess of recognized compensation expense.

See Note 7, *Shareholders' Equity*, for additional information on stock-based compensation.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for any portion of deferred tax assets that are not considered more likely than not to be realized. We evaluate all available positive and negative evidence, including the existence of cumulative year losses and our forecast of future taxable income, to assess the need for a valuation allowance on our deferred tax assets.

We record a liability for unrecognized tax benefits from uncertain tax positions taken, or expected to be taken, in our tax returns.

We classify interest and penalties on tax uncertainties as a component of income tax expense (benefit) in our consolidated statements of operations.

Income (Loss) Per Share

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share includes potentially dilutive common shares consisting of stock options, restricted stock and warrants using the treasury stock method. In 2008, we excluded shares of restricted stock and stock options from our computation of diluted net loss per share, as their inclusion would have had an anti-dilutive effect (i.e., resulted in a lower loss per share).

Sources of Supply

We currently obtain materials and components used to produce our beds from outside sources. As a result, we are dependent upon suppliers that in some instances, are our sole source of supply. We are continuing our efforts to dual-source key components. The failure of one or more of our suppliers to provide us with materials or components on a timely basis could significantly impact our consolidated results of operations and net income (loss) per share. We believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, although an unexpected loss of supply over a short period of time may not allow us to replace these sources in the ordinary course of business.

Subsequent Events

Events that have occurred subsequent to January 1, 2011 have been evaluated through the date the consolidated financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the consolidated financial statements as of or for the fiscal year ended January 1, 2011.

(2) Fair Value Measurements

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

- Level 1 – observable inputs such as quoted prices in active markets;
- Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities that are measured at fair value on a recurring basis

At January 1, 2011, we did not have any nonfinancial assets or liabilities that required a fair-value measurement on a recurring basis. Our financial assets and liabilities requiring a fair-value measurement on a recurring basis were not significant as of January 1, 2011.

Assets and liabilities that are measured at fair value on a non-recurring basis

Long-Lived Assets

We generally estimate long-lived asset fair values, including our retail stores, using the income approach. The inputs used to determine fair value relate primarily to future assumptions regarding sales volumes, gross profit rates, store operating expenses and applicable probability weightings regarding future alternative uses. These inputs are categorized as Level 3 inputs. The inputs used represent management's assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date.

Our projected fair value calculations reflect recent consumer spending trends with no significant change in the macroeconomic environment for the foreseeable future. Our fair value calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options.

The following table presents the asset impairment charges we recorded during 2010 and 2009 and the remaining net carrying value of those impaired long-lived assets as of January 1, 2011, and January 2, 2010 (in thousands):

	Net Carrying Value of Long-Lived Assets	Fair Value Measured and Recorded at Year End Using			Impairment Charges for the Year Ended
Year Ended		Level 1	Level 2	Level 3	
January 1, 2011	$ —	$ —	$ —	$ —	$ (260)
January 2, 2010	$ 35	$ —	$ —	$ 35	$ (686)

Financial Assets and Liabilities not Measured at Fair Value

Certain of our financial assets and liabilities are recorded at their carrying amounts which approximate fair value, based on their short-term nature or variable interest rate. These financial assets and liabilities include cash and cash equivalents, accounts receivable and accounts payable.

(3) Inventories

Inventories consist of the following (in thousands):

	January 1, 2011	January 2, 2010
Raw materials	$ 4,759	$ 3,257
Work in progress	65	102
Finished goods	14,823	12,287
	$ 19,647	$ 15,646

Our finished goods inventory, as of January 1, 2011, was comprised of $5.4 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $5.3 million of finished components that were ready for assembly for the completion of beds, and $4.1 million of retail accessories.

Our finished goods inventory, as of January 2, 2010, was comprised of $4.8 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $3.4 million of finished components that were ready for assembly for the completion of beds, and $4.1 million of retail accessories.

(4) Property and Equipment

Property and equipment consist of the following (in thousands):

	January 1, 2011	January 2, 2010
Land	$ 1,999	$ 1,999
Leasehold improvements	76,026	76,579
Office furniture and equipment	7,694	5,260
Production machinery, computer equipment and software	70,343	66,966
Property under capital lease	2,309	1,837
Less: Accumulated depreciation and amortization	(125,418)	(114,959)
	$ 32,953	$ 37,682

During 2010, 2009 and 2008, we recorded asset impairment charges of $0.3 million, $0.7 million and $34.6 million, respectively. The impairment charges in 2010 were related primarily to underperforming stores' assets. The impairment charges in 2009 were related to assets at stores expected to close prior to their normal lease termination dates, and certain equipment and software. During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications and recognized asset impairment charges totaling $27.6 million. In addition, during 2008, we reviewed all of our stores for impairment and determined that certain store assets at underperforming stores were impaired. We recognized impairment charges of $7.0 million for the difference between the fair value and the carrying amounts of the related long-lived assets.

Asset impairment charges is one of our critical accounting estimates and requires management to make estimates about future events including sales growth rates, cash flows and asset fair values. We estimate fair values based on probability-weighted discounted cash flows, quoted market prices or other valuation techniques. Predicting future events is inherently an imprecise activity. If actual results are not consistent with the estimates and assumptions used in our asset impairment calculations, we may incur additional impairment charges in the near term.

(5) Leases

Operating Leases

Rent expense was as follows (in thousands):

	2010	2009	2008
Facility Rents:			
Minimum rents	$ 33,195	$ 36,040	$ 38,157
Contingent rents	3,074	1,507	1,962
Total	$ 36,269	$ 37,547	$ 40,119
Equipment Rents	$ 2,259	$ 2,238	$ 3,412

Capital Leases

During 2010, we entered into capital leases totaling $0.5 million for certain computer equipment. During 2009, we entered into capital leases totaling $0.7 million for certain computer software. During 2008, we entered into capital leases totaling $1.0 million for certain computer and manufacturing equipment. At January 1, 2011, and January 2, 2010, $0.4 million and $0.5 million, respectively, were included in other current liabilities and $0.3 million and $0.3 million, respectively, were included in other long-term liabilities in our consolidated balance sheets.

The aggregate minimum rental commitments under operating leases and future maturities of capital leases for subsequent years are as follows (in thousands):

	Operating	Capital
2011	$ 32,377	$ 447
2012	26,932	184
2013	21,005	82
2014	14,495	—
2015	8,544	—
Thereafter	11,180	—
Total future minimum lease payments	$ 114,533	713
Less: amount representing interest		(41)
Present value of future minimum lease payments		$ 672

(6) Debt

Credit Agreement

On March 26, 2010, we entered into a new credit agreement ("Credit Agreement") with Wells Fargo Bank, National Association and terminated our prior credit agreement. The Credit Agreement provides a $20.0 million secured revolving credit facility for working capital and general corporate purposes, including up to $10.0 million available for issuances of letters of credit. Outstanding letters of credit reduce the amounts available under this credit facility. The Credit Agreement expires on July 1, 2012.

Any borrowings under the Credit Agreement will, at our request, be classified as either LIBOR Loans or ABR Loans (both as defined in the Credit Agreement). The rate of interest payable by us in respect of loans outstanding under the revolving credit facility is (i) with respect to LIBOR Loans, the Adjusted LIBO Rate (as defined in the Credit Agreement) for the interest period then in effect plus 3.00%, or (ii) with respect to ABR Loans, the Adjusted Base Rate (as defined in the Credit Agreement) then in effect plus 0.50%. We are subject to certain financial covenants under the Credit Agreement, including minimum fixed charge coverage ratios, maximum capital expenditure limits, minimum net worth requirements, and maintenance of an aggregate principal balance of zero under the Credit Agreement for a period of not less than 30 consecutive days in each fiscal year. The Credit Agreement is secured by a first priority security interest in our assets and those of our domestic subsidiaries.

At January 1, 2011, $17.0 million was available under the Credit Agreement, we had no borrowings and we were in compliance with all financial covenants. At January 2, 2010, $35.5 million was available under the prior credit facility, we had no borrowings and we were in compliance with all financial covenants. As of January 1, 2011, and January 2, 2010, we had outstanding letters of credit of $3.0 million and $4.5 million, respectively.

(7) Shareholders' Equity

Stock-Based Compensation Plans

We compensate officers, directors and key employees with stock-based compensation under three stock plans approved by our shareholders in 1997, 2004 and 2010 and administered under the supervision of our Board of Directors ("Board"). At January 1, 2011, a total of 1,952,000 shares were available for future grant under the 2010 stock plan. Stock option awards are granted at exercise prices equal to the closing price of our stock on the date of grant. Generally, options vest proportionally over periods of three to four years from the dates of the grant and expire after ten years. Compensation expense is recognized ratably over the vesting period.

Stock Options

A summary of our stock option activity for the year ended January 1, 2011, is as follows (in thousands, except per share amounts):

	Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value [1]
Outstanding at January 2, 2010	4,811	$ 9.57	4.8	$ 9,935
Granted	666	9.76		
Exercised	(1,378)	3.16		
Canceled/Forfeited	(114)	12.89		
Outstanding at January 1, 2011	3,985	$ 11.72	5.8	$ 8,830
Exercisable at January 1, 2011	2,230	$ 11.22	4.5	$ 5,128

(1) Aggregate intrinsic value includes only those options where the current share price is equal to or greater than the share price on the date of grant.

Other information pertaining to options for the years ended January 1, 2011; January 2, 2010; and January 3, 2009; is as follows (in thousands, except per share amounts):

	2010	2009	2008
Weighted-average grant date fair value of stock options granted	$ 6.18	$ 1.17	$ 1.65
Total intrinsic value (at exercise) of stock options exercised	$ 5,860	$ 140	$ 115
Cash received from the exercise of stock options	$ 1,014	$ 130	$ 92
Stock-based compensation expense recognized in the consolidated statements of operations	$ 2,491	$ 2,184	$ 2,916
Excess income tax benefits from exercise of stock options	$ 1,358	$ —	$ 19

At January 1, 2011, there was $6.0 million of total stock option compensation expense related to non-vested awards not yet recognized, which is expected to be recognized over a weighted-average period of 3.7 years.

Determining Fair Value

We estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and a single option award approach. Forfeitures are estimated using historical experience and projected employee turnover. A description of significant assumptions used to estimate the expected volatility, risk-free interest rate and expected terms is as follows:

Expected Volatility – Expected volatility was determined based on implied volatility of our traded options and historical volatility of our stock price.

Risk-Free Interest Rate – The risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues at the date of grant with a term equal to the expected term.

Expected Term – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

The assumptions used to calculate the fair value of awards granted during 2010, 2009 and 2008 using the Black-Scholes-Merton option-pricing model were as follows:

Valuation Assumptions	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected volatility	78%	89%	52%
Risk-free interest rate	2.0%	2.4%	2.5%
Expected term (in years)	4.9	4.8	5.3

Restricted and Performance Stock

We issue restricted and performance stock awards to certain employees in conjunction with our stock-based compensation plan. The awards generally cliff-vest from two to four years based on continued employment ("time based"). Compensation expense related to time-based stock awards is determined on the grant-date based on the publicly quoted fair market value of our common stock and is charged to earnings on a straight-line basis over the vesting period. Performance stock may be earned and become vested in a specific percentage depending upon the extent to which the target performance is met as of the last day of the performance cycle ("performance based").

Total compensation expense related to time-based restricted and performance-based stock awards was $1.5 million, $1.1 million and $0.8 million, for the years ended January 1, 2011; January 2, 2010; and January 3, 2009, respectively. Restricted and performance stock activity was as follows for the year ended January 1, 2011 (in thousands, except per share amounts):

	Restricted Stock	Weighted-Average Grant Date Fair Value	Performance Stock	Weighted-Average Grant Date Fair Value
Outstanding at January 2, 2010	314	$ 9.03	473	$ 5.81
Granted	184	9.27	289	9.75
Vested	(36)	23.82	(64)	24.65
Canceled/Forfeited	(15)	12.27	(10)	22.64
Outstanding at January 1, 2011	447	$ 7.83	688	$ 5.48

At January 1, 2011, there was $3.7 million of unrecognized compensation expense related to non-vested restricted and performance share awards, which is expected to be recognized over a weighted-average period of 2.5 years.

Repurchases of Common Stock

On April 20, 2007, our Board authorized the repurchase of up to an additional $250.0 million of our common stock, bringing the total availability under our share repurchase program to $290.0 million. During 2010, 2009 and 2008, we did not repurchase any shares of common stock under this share repurchase program. As of January 1, 2011, the remaining authorization under our share repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. We currently have no plans to repurchase our common stock.

The cost of stock repurchases is first charged to additional paid-in capital. Once additional paid-in capital is reduced to zero, any additional amounts are charged to retained earnings (accumulated deficit).

Equity Financing

In May 2009 we entered into a securities purchase agreement with a private equity firm. During a special meeting of shareholders held August 27, 2009, our shareholders did not approve the May 2009 securities purchase agreement. During the third quarter of 2009, we expensed $3.3 million of direct, incremental costs incurred in connection with the terminated equity financing.

During the fourth quarter of 2009, we obtained $26.3 million in net proceeds from the issuance of 8.6 million shares of our common stock through a private equity placement and a public equity offering.

Dividends

We are not restricted from paying cash dividends under our credit agreement other than customary legal and contractual restrictions. However, we have not historically paid, and have no current plans to pay, cash dividends on our common stock.

Net Income (Loss) per Common Share

The following computations reconcile net income (loss) per share – basic with net income (loss) per share – diluted (in thousands, except per share amounts):

	2010	2009	2008
Net income (loss)	$ 31,568	$ 35,552	$ (70,177)
Reconciliation of weighted-average shares outstanding:			
Basic weighted-average shares outstanding	54,005	45,682	44,186
Effect of dilutive securities:			
Options	817	219	—
Restricted shares	442	269	—
Warrants	—	28	—
Diluted weighted-average shares outstanding	55,264	46,198	44,186
Net income (loss) per share – basic	$ 0.58	$ 0.78	$ (1.59)
Net income (loss) per share – diluted	0.57	0.77	(1.59)

Additional potentially dilutive stock options totaling 2,486,000, 4,405,000 and 5,124,000 for the years 2010, 2009 and 2008, respectively, have been excluded from diluted EPS because these securities' exercise prices were greater than the average market price of our common shares.

In addition, we excluded certain shares of restricted stock and stock options from our diluted net income (loss) per share calculations as their inclusion would have had an anti-dilutive effect on our net income (loss) per diluted share (i.e., resulted in a lower loss per share). For 2008, we excluded 444,000 shares of restricted stock and 212,000 stock options from our computation of diluted net loss per share.

(8) Other Expense, Net

Other expense, net, consisted of the following (in thousands):

	2010	2009	2008
Interest expense	$ 838	$ 5,708	$ 4,120
Write-off unamortized debt cost	1,114	291	131
Interest income	(59)	(16)	(90)
Capitalized interest expense	—	—	(876)
Other expense, net	$ 1,893	$ 5,983	$ 3,285

(9) Income Taxes

The expense (benefit) for income taxes consisted of the following (in thousands):

	2010	2009	2008
Current:			
Federal	$ 15,812	$ (2,763)	$ (26,910)
State	758	103	(732)
	16,570	(2,660)	(27,642)
Deferred:			
Federal	564	(16,231)	26,853
State	1,788	(1,971)	(1,777)
	2,352	(18,202)	25,076
Income tax expense (benefit)	$ 18,922	$ (20,862)	$ (2,566)

The following table provides a reconciliation of our income tax expense (benefit) at the statutory federal tax rate to our actual income tax expense (benefit):

	2010	2009	2008
Statutory federal income tax	$ 17,671	$ 5,141	$ (25,460)
State income taxes, net of federal benefit	1,478	688	(3,258)
Manufacturing deduction	(1,379)	—	—
Changes in unrecognized tax benefits	895	730	—
Change in valuation allowance	—	(26,840)	26,840
Other	257	(581)	(688)
	$ 18,922	$ (20,862)	$ (2,566)

We file income tax returns with the U.S. federal government and various state jurisdictions. In the normal course of business, we are subject to examination by federal and state taxing authorities. We are no longer subject to federal or state income tax examinations for years prior to 2004.

Deferred Income Taxes

The tax effects of temporary differences that give rise to deferred income taxes were as follows (in thousands):

	2010	2009
Deferred tax assets:		
Current:		
Compensation and benefits	$ 1,254	$ 1,193
Warranty and returns liabilities	1,584	1,775
Deferred rent and lease incentives	911	953
Other	570	1,231
Long-term:		
Property and equipment	3,541	3,188
Stock-based compensation	5,964	6,957
Deferred rent and lease incentives	2,416	2,701
Warranty liability	1,419	2,096
Net operating loss, capital loss and tax credit carryforwards	2,773	3,418
Other	469	806
Total gross deferred tax assets	20,901	24,318
Valuation allowance	(639)	(94)
Total net deferred tax assets	$ 20,262	$ 24,224

At January 1, 2011, we had net operating loss carryforwards for state income tax purposes of $43.4 million which will expire between 2011 and 2029.

We evaluate our deferred income taxes quarterly to determine if valuation allowances are required. As part of this evaluation, we assess whether valuation allowances should be established for any deferred tax assets that are not considered more likely than not to be realized, using all available evidence, both positive and negative. This assessment considers, among other matters, the nature, frequency, and severity of recent losses, forecasts of future profitability, taxable income in available carryback periods and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified.

In 2008 based on all available evidence, we established a $26.8 million valuation allowance against deferred tax assets. In 2009, after reviewing all evidence, we concluded that it was more likely than not that substantially all of our deferred tax assets would be realizable. Our conclusion was based on the quality and quantity of positive evidence, including our return to profitability in 2009, our expectations of profitability going forward, successful renegotiation of our credit facility, additional equity infusions, the significant improvement in our liquidity position, actions taken to reduce our cost structure, all providing support for our ability to rely on our estimates of future profitability. Based on that evidence, much of it occurring in the fourth quarter, we reversed substantially all of the deferred tax valuation allowance at the end of 2009.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2009 and 2010 was as follows (in thousands):

	Federal And State Tax
Balance January 3, 2009	$ 152
Increases related to prior-year tax positions	243
Increases related to current-year tax positions	980
Balance January 2, 2010	$ 1,375
Increases related to prior-year tax positions	621
Decreases related to prior-year tax positions	(572)
Settlements with taxing authorities	(138)
Increases related to current-year tax positions	68
Balance January 1, 2011	$ 1,354

We recognize interest and penalties (not included in the "Federal and State Tax" above) as components of income tax expense. In 2010, 2009 and 2008, we included $247,000, $78,000 and $3,000, respectively, of penalties and interest in income tax expense (benefit). At January 1, 2011, and January 2, 2010, we had accrued interest and penalties of $292,000 and $81,000, respectively.

At January 1, 2011, and January 2, 2010, the total amounts of unrecognized tax benefits for uncertain tax positions that if recognized, would impact the effective tax rate were $1.6 million and $0.9 million, respectively. The amount of unrecognized tax benefits are not expected to change materially within the next 12 months.

(10) Employee Benefit Plans

Profit Sharing and 401(k) Plan

Under our profit sharing and 401(k) plan, eligible employees may defer up to 50% of their compensation on a pre-tax basis, subject to Internal Revenue Service limitations. Each year, we may make a discretionary contribution equal to a percentage of the employee's contribution. There was no contribution during 2009. During 2010 and 2008, our contributions, net of forfeitures, were $1.0 million and $1.9 million, respectively.

Employee Stock Purchase Plan

We had an employee stock purchase plan ("ESPP") which permitted employees to purchase our common stock at a 5% discount based on the average price of the stock on the last business day of the offering period (calendar quarter basis). Purchases were funded by employee payroll deductions during the offering period. We discontinued our ESPP plan at the beginning of 2009. At January 3, 2009, ESPP participants had accumulated $132,000 to purchase our common stock. Employees purchased 342,561 shares in 2009 and 236,847 shares in 2008 under this plan.

(11) Commitments and Contingencies

We are involved from time to time in various legal proceedings arising in the ordinary course of our business, including primarily commercial, product liability, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. At January 1, 2011, our consolidated financial statements include reserves of $1.6 million with respect to contingent liabilities that we determined to be both probable and reasonably estimable. With respect to pending legal proceedings, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these matters to have a material effect on our consolidated results of operations, financial position or cash flows. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations, financial position or cash flows. We expense legal costs as incurred.

Consumer Credit Arrangements

We refer customers seeking extended financing to certain third party financiers ("Card Servicers"). The Card Servicers, if credit is granted, establish the interest rates, fees, and all other terms and conditions of the customer's account based on their evaluation of the creditworthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from us. We are not liable to the Card Servicers for our customers' credit defaults. In connection with customer purchases financed under these arrangements, the Card Servicers pay us an amount equal to the total amount of such purchases, net of promotional related discounts. The amounts due from Card Servicers under the program were included in accounts receivable and totaled $0.5 million and $1.2 million as of January 1, 2011, and January 2, 2010, respectively.

Our agreement, under which GE Money Bank offers to our qualified customers revolving credit arrangements to finance purchases from us (the "GE Agreement"), contains certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. We were in compliance with all financial covenants at January 1, 2011.

Commitments

As of January 1, 2011, we had $4.3 million of inventory purchase commitments with our suppliers as part of the normal course of business. There are a limited number of supply contracts that contain penalty provisions for failure to purchase contracted quantities. We do not currently expect any payments under these provisions.

At January 1, 2011, we had entered into four lease commitments for future retail store locations. These lease commitments provide for minimum rentals over the next six years, which if consummated based on current cost estimates, would approximate $1.5 million over the initial lease term. These minimum rentals have been included in the future minimum lease payments in Note 5, *Leases*.

(12) Summary of Quarterly Financial Data (unaudited)

The following is a condensed summary of actual quarterly results for 2010 and 2009 (in thousands, except per share amounts):

2010	First	Second	Third	Fourth
Net sales	$ 157,953	$ 138,952	$ 160,103	$ 148,668
Gross profit	98,084	86,465	99,989	93,725
Operating income	14,189	9,937	16,780	11,477
Net income	7,760	6,202	10,488	7,118
Net income per share – diluted	0.14	0.11	0.19	0.13

2009	First	Second	Third	Fourth
Net sales	$ 139,614	$ 120,647	$ 147,470	$ 136,471
Gross profit	81,784	74,340	93,555	85,781
Operating income	262	952	11,980	7,479
Net (loss) income	(2,695)	(3,961)	6,899	35,309
Net (loss) income per share – diluted	(0.06)	(0.09)	0.15	0.69

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective March 9, 2010 ("Date of Dismissal"), the Audit Committee of our Board of Directors approved the dismissal of KPMG LLP ("KPMG") as our independent registered public accounting firm. Also effective March 9, 2010, the Audit Committee approved the engagement of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the year ending January 1, 2011.

KPMG's report on our consolidated financial statements as of and for the 2009 fiscal year ended January 2, 2010 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that such report contained a separate paragraph that stated:

"As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS 157, *Fair Value Measurements* (included in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*), and SFAS 159, *The Fair Value Option for Financial Assets and Liabilities* (included in FASB ASC Topic 825, *Financial Instruments*), on December 30, 2007 and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (included in FASB ASC Topic 740, *Income Taxes*), on December 31, 2006."

KPMG's report on our consolidated financial statements as of and for the 2008 fiscal year ended January 3, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained the following qualification:

"The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's losses from operations and inability to generate sufficient cash flow to meet obligations and sustain operations raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

During our two most recent fiscal years ended January 2, 2010 and January 3, 2009 and the subsequent interim period through the Date of Dismissal, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on our financial statements for such years. Further, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K occurring within our two most recent fiscal years and the subsequent interim period through the Date of Dismissal.

We provided KPMG with a copy of the foregoing disclosures and requested KPMG to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing disclosures and, if not, stating the respects in which it does not agree. A copy of KPMG's letter furnished in response to this request was included as Exhibit 16.1 to our Form 8-K dated March 9, 2010 and filed with the SEC on March 15, 2010.

During our two most recent fiscal years and the subsequent interim period through the Date of Dismissal, neither the Company nor anyone on its behalf consulted Deloitte regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(1)(iv) and (v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that our internal control over financial reporting was effective as of January 1, 2011.

Fourth Quarter Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended January 1, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2011 Annual Meeting of Shareholders is incorporated herein by reference. Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a Code of Business Conduct applicable to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). The Code of Business Conduct is available on the Investor Relations section of our Web site at *http://www.selectcomfort.com.* In the event that we amend or waive any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer and controller, we intend to disclose the same on our Web site at *http://www.selectcomfort.com.*

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation" in our Proxy Statement for our 2011 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K and the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in our Proxy Statement for our 2011 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Corporate Governance" in our Proxy Statement for our 2011 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the caption "Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2011 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Schedule

(1) Financial Statements

All financial statements as set forth under Item 8 of this report

(2) Consolidated Financial Statement Schedule

The following Report and financial statement schedule are included in this Part IV.

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

The exhibits to this Report are listed in the Exhibit Index below.

We will furnish a copy of any of the exhibits referred to above at a reasonable cost to any shareholder upon receipt of a written request. Requests should be sent to: Select Comfort Corporation, Investor Relations Department, 9800 59th Avenue North, Minneapolis, Minnesota 55442.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 15(c):

1. Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated
2. Form of Incentive Stock Option Agreement under the 1997 Stock Plan
3. Form of Performance Based Stock Option Agreement under the 1997 Stock Plan
4. Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)
5. Form of Nonstatutory Stock Option Award Agreement under the 2004 Stock Incentive Plan
6. Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan
7. Form of Performance Stock Award Agreement under the 2004 Stock Incentive Plan
8. Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the 2004 Stock Incentive Plan
9. Select Comfort Corporation 2010 Omnibus Incentive Plan
10. Form of Nonstatutory Stock Option Award Agreement under the 2010 Omnibus Incentive Plan
11. Form of Restricted Stock Award Agreement under the 2010 Omnibus Incentive Plan
12. Form of Performance Stock Award Agreement under the 2010 Omnibus Incentive Plan
13. Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement
14. Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008
15. Employment Letter from the Company to William R. McLaughlin dated March 3, 2000
16. Employment Letter from the Company to William R. McLaughlin dated March 2, 2006
17. Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008
18. Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008
19. Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005
20. Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005
21. Employment Letter from the Company to Mark A. Kimball dated April 22, 1999
22. Summary of Executive Health Program
23. Summary of Executive Tax and Financial Planning Program
24. Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
25. First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
26. Summary of Non-Employee Director Compensation

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELECT COMFORT CORPORATION
(Registrant)

Dated: February 24, 2011

By: /s/ William R. McLaughlin
William R. McLaughlin
Chief Executive Officer
(principal executive officer)

By: /s/ James C. Raabe
James C. Raabe
Chief Financial Officer
(principal financial officer)

By: /s/ Robert J. Poirier
Robert J. Poirier
Chief Accounting Officer
(principal accounting officer)

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints William R. McLaughlin, James C. Raabe and Mark A. Kimball, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date or dates indicated.

NAME	TITLE	DATE
/s/ Jean-Michel Valette Jean-Michel Valette	Chairman of the Board	February 24, 2011
/s/ William R. McLaughlin William R. McLaughlin	Director	February 24, 2011
/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	February 24, 2011
/s/ Christopher P. Kirchen Christopher P. Kirchen	Director	February 24, 2011
/s/ David T. Kollat David T. Kollat	Director	February 24, 2011
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	February 24, 2011
/s/ Michael A. Peel Michael A. Peel	Director	February 24, 2011
/s/ Ervin R. Shames Ervin R. Shames	Director	February 24, 2011

SELECT COMFORT CORPORATION
EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 1, 2011

Exhibit No.	Description	Method Of Filing
3.1	Third Restated Articles of Incorporation of the Company, as amended	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
3.2	Articles of Amendment to Third Restated Articles of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 16, 2006 (File No. 0-25121)
3.3	Articles of Amendment to Third Restated Articles of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 25, 2010 (File No. 0-25121)
3.4	Restated Bylaws of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed December 20, 2010 (File No. 0-25121)
10.1	Net Lease Agreement dated December 3, 1993 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.2	Amendment of Lease dated August 10, 1994 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.2 contained in the Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.3	Second Amendment to Lease dated May 10, 1995 between the Company and Rushmore Plaza Partners Limited Partnership (successor to Opus Corporation)	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.4	Letter Agreement dated as of October 5, 1995 between the Company and Rushmore Plaza Partners Limited Partnership	Incorporated by reference to Exhibit 10.4 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.5	Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of January 1, 1996 among the Company, Rushmore Plaza Partners Limited Partnership and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.5 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.6	Fourth Amendment to Lease dated June 30, 2003 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual report on Form 10-K for the fiscal year ended January 3, 2004 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.7	Fifth Amendment to Lease dated August 28, 2006 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended September 30, 2006 (File No. 0-25121)
10.8	Lease Agreement dated as of September 19, 2002 between the Company and Blind John, LLC (as successor to Frastacky (US) Properties Limited Partnership)	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.9	Lease Agreement dated September 30, 1998 between the Company and ProLogis Development Services Incorporated	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.10	Net Lease Agreement (Build-to-Suit) by and between Opus Northwest LLC, as Landlord, and Select Comfort Corporation, as Tenant, dated July 26, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.11	Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated	Incorporated by reference to Exhibit 10.8 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121)
10.12	Form of Incentive Stock Option Agreement under the 1997 Stock Plans	Incorporated by reference to Exhibit 10.16 contained in the Company's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.13	Form of Performance Based Stock Option Agreement under the 1997 Stock Plans	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.14	Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)	Incorporated by reference to Exhibit 10.16 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.15	Form of Nonstatutory Stock Option Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.28 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.16	Form of Restricted Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.17	Form of Performance Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.30 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.18	Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.20 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.19	Select Comfort Corporation 2010 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed May 25, 2010 (File No. 0-25121)
10.20	Form of Nonstatutory Stock Option Award Agreement under the 2010 Omnibus Incentive Plan	Filed herewith
10.21	Form of Restricted Stock Award Agreement under the 2010 Omnibus Incentive Plan	Filed herewith
10.22	Form of Performance Stock Award Agreement under the 2010 Omnibus Incentive Plan	Filed herewith
10.23	Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.24	Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008	Incorporated by reference to Exhibit 10.21 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 0-25121).
10.25	Employment Letter from the Company to William R. McLaughlin dated March 3, 2000	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 (File No. 0-25121)
10.26	Employment Letter from the Company to William R. McLaughlin dated March 2, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 6, 2006 (File No. 0-25121)
10.27	Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 27, 2008 (File No. 0-25121)
10.28	Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 24, 2008 (File No. 0-25121)
10.29	Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.30	Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005	Incorporated by reference to Exhibit 10.18 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.31	Employment Letter from the Company to Mark A. Kimball dated April 22, 1999	Incorporated by reference to Exhibit 10.25 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
10.32	Summary of Executive Health Program	Incorporated by reference to Exhibit 10.36 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.33	Summary of Executive Tax and Financial Planning Program	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 3, 2005 (File No. 0-25121)
10.34	Amended and Restated Select Comfort Corporation Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed August 21, 2008 (File No. 0-25121)
10.35	First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.34 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 0-25121).
10.36	Summary of Non-Employee Director Compensation	Filed herewith
10.37	Supply Agreement dated October 3, 2006 between the Company and Supplier (1)	Incorporated by reference to Exhibit 10.39 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.38	Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of December 14, 2005 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation (1)	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed December 20, 2005 (File No. 0-25121)
10.39	First Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of April 23, 2007 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 27, 2007 (File No. 0-25121)
10.40	Second Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of February 1, 2008 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
10.41	GE Waiver and Consent dated May 21, 2009	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Current Report on Form 8-K filed May 26, 2009 (File No. 0-25121)
10.42	Credit Agreement, dated March 26, 2010, by and among Select Comfort Corporation and Wells Fargo Bank, National Association	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 29, 2010 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
21.1	Subsidiaries of the Company	Incorporated by reference to Exhibit 21.1 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 2, 2010 (File No. 0-25121)
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Included on signature page
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

(1) Confidential treatment has been granted by the Securities and Exchange Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

SELECT COMFORT CORPORATION AND SUBSIDIARIES
Schedule II – Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowance for doubtful accounts				
2010	$ 379	$ 197	$ 274	$ 302
2009	713	138	472	379
2008	876	814	977	713
Accrued sales returns				
2010	$ 2,885	$ 29,885	$ 29,826	$ 2,944
2009	2,744	25,920	25,779	2,885
2008	3,751	34,410	35,417	2,744

sleep number®
by SELECT COMFORT